As filed with the Securities and Exchange Commission on August 9, 2019

Securities Act File No. 333-226108

Investment Company Act File No. 811-23360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

[ ] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] PRE-EFFECTIVE AMENDMENT NO.

[X] POST-EFFECTIVE AMENDMENT NO. 1

[ ] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] AMENDMENT NO. 3

 Broadstone Real Estate Access Fund

(Exact name of registrant as specified in charter)

800 Clinton Square

Rochester, New York 14604

(585) 287-6500

(Address and telephone number, including area code, of principal executive offices)

Christopher J. Czarnecki
c/o Broadstone Asset Management, LLC
Chief Executive Officer
800 Clinton Square
Rochester, New York 14604
Tel: (585) 287-6500
Fax: (585) 287-6505

(Name and address of agent for service)

COPIES TO:
JoAnn M. Strasser
Thompson Hine LLP
41 South High Street, Suite 1700

Columbus, Ohio 43215

(614) 469-3265

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to section 8(c).

[X]	immediately upon filing pursuant to paragraph (b).

[ ]	on (date) pursuant to paragraph (b).

[ ]	60 days after filing pursuant to paragraph (a).

[ ]	on (date) pursuant to paragraph (a).

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.

Broadstone Real Estate Access Fund

Class W Shares and Class I Shares of Beneficial Interest

$2,500 minimum purchase for Class W Shares and $1,000,000 minimum purchase for Class I Shares

Broadstone Real Estate Access Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. An interval fund is a type of closed-end investment company that is required to offer to repurchase its shares from shareholders at periodic intervals, in the Fund’s case, quarterly. See “Risk Factors — Risks Related to an Investment in the Fund” and “Quarterly Repurchases of Shares.” The Fund is a recently formed Delaware statutory trust and intends to elect to be taxed as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Statement of Additional Information (“SAI”) dated August 9, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o Broadstone Asset Management, LLC, 800 Clinton Square, Rochester, New York, 14604, or by calling toll-free 833-280-4479. The table of contents of the SAI appears on page 67 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 833-280-4479 or by visiting www.bdrex.com. The SAI, material incorporated by reference and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

The Fund’s shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

Investment Objective. The Fund’s investment objective is to seek to generate a return comprised of both current income and long-term capital appreciation with low-to-moderate volatility and low correlation to the broader markets. There can be no assurance that the Fund will achieve its investment objective.

Securities Offered. All shares of beneficial interest offered pursuant to this prospectus will be, upon issuance, duly authorized, fully paid and nonassessable. The Fund currently offers two different classes of shares: Class W and Class I shares (collectively referred to as “shares”). An investment in any share class of the Fund represents an investment in the same assets of the Fund. Each share class has different fees, as set forth in “Summary of Fund Expenses.” The Fund is offering shares of its beneficial interest on a continuous basis pursuant to this prospectus. The Fund has registered, and is offering to sell, through its distributor, ALPS Distributors, Inc. (the “Distributor”), 100,000,000 shares of beneficial interest, at net asset value (“NAV”). As of August 7, 2019, the NAV for Class W Shares was $10.65 per share, and the NAV for Class I Shares was $10.65 per share. The minimum initial investment is $2,500 for Class W shares and $1,000,000 for Class I shares. The minimum subsequent investment is $1,000 for Class W shares and Class I shares, except for purchases pursuant to the dividend reinvestment policy described below, which are not subject to a minimum purchase amount. The Fund reserves the right to waive investment minimums. See “Plan of Distribution.” In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries and their agents to accept such orders (collectively, “Financial Intermediaries”). The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly (i.e., within 3 months of receipt) and no arrangements have been made to place such monies in an escrow, trust or similar account. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the earlier of the date upon which the Fund has sold $1,000,000,000 in shares or October 1, 2021, which is three years from the commencement of this offering unless extended in accordance with applicable SEC rules.

Summary of Investment Strategy. Under normal circumstances, the Fund intends to invest at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a portfolio of institutional quality real estate and real estate-related investments, which will be comprised of the following primary asset classes: (i) commercial real estate (“CRE”) investments in commercial real estate properties (“Direct Real Estate Investments”), (ii) private equity real estate investment funds, including private equity and unregistered investment funds that principally invest, directly or indirectly, in real estate and real estate-related investments through entities that may qualify as real estate investment trusts (“REIT”) for federal income tax purposes under the Code (“Private CRE Investment Funds”), (iii) commercial real estate-related securities, including, but not limited to, those of publicly traded REITs, commercial mortgage-backed securities (“CMBS”), real estate operating companies (“REOCs”) and exchange-traded funds (“ETFs”) (“Publicly Traded CRE Securities”), and (iv) commercial real estate debt (“CRE Debt Investments”).

The Fund expects that its Direct Real Estate Investments will be held through entities wholly-owned or controlled, directly or indirectly, by the Fund that qualify as REITs for federal income tax purposes (each a “REIT Subsidiary”). REITs are companies that invest primarily in real estate or real estate-related assets. To qualify as a REIT for U.S. federal income tax purposes, a company must meet certain requirements, including, among other things, distributing at least 90 percent of its taxable income to its stockholders annually in the form of dividends. Further, the Fund expects that CRE Debt Investments may be held through wholly owned subsidiaries or joint ventures (collectively, “Real Estate Investment Vehicles”), certain of which may be joint transactions with the Fund’s affiliates, subject to receipt of an exemptive relief order from the SEC.

The Fund will invest in securities issued by Private CRE Investment Funds that may be structured as limited partnerships or limited liability companies and that hold real estate assets including office, industrial, multifamily and office properties. The Fund seeks, through the Private CRE Investment Funds, to focus primarily on direct real estate investments or on investments in real estate operating companies that acquire, develop and manage real estate. As a result, the Fund will invest no more than 10% of its net assets in pooled investment vehicles, including Private CRE Investment Funds that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has not set a limitation on the amount of its investments that it may invest in all other Private CRE Investment Funds (e.g., those not within the definitions of investment company under Section 3(a)(1) of the 1940 Act (not primarily engaged in investing, reinvesting or trading in securities and have less than 40% of their total assets, on an unconsolidated basis, in “investment securities” as defined in the 1940 Act), or are otherwise excluded from the definition of investment company by Section 3(c)(5)(C) of the 1940 Act because they are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate). Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund will seek to achieve diversification by investing across real estate asset classes, property types, positions in the capital structure such as senior or subordinate mortgage debt, mezzanine debt, preferred equity, and common equity (the “Capital Stack”), and geographic locations. The majority of the underlying real estate of the Fund’s investments will be located in the United States, but the Fund may also make investments internationally. The Fund has not adopted a policy specifying a maximum percentage of its assets that may be invested in properties located outside of the United States or properties located in any one non-U.S. country, or in securities of non-U.S. issuers or the securities of issuers located in any one non-U.S. country. See “Risk Factors — The Fund will be subject to additional risks if it makes investments internationally.” The Fund’s 80% real estate investment policy may only be changed with 60 days’ prior notice to shareholders of the Fund.

The amount of any distributions the Fund may make is uncertain, and the Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sale of assets, and offering proceeds. The Fund’s distribution proceeds may exceed its earnings, particularly during the period before it has substantially invested the net proceeds from this offering. Therefore, portions of the distributions that the Fund makes may be a return of the money that shareholders originally invested and represent a return of capital to shareholders for tax purposes, which will have the effect of increasing his or her gain (or reducing his or her loss) on a subsequent sale of shares. The Fund is currently targeting an annualized quarterly distribution of at least 5%. However, this targeted distribution policy is subject to change, and cannot be guaranteed. The Fund has not established limits on the amount of funds it may use from available sources to make distributions; however, pursuant to Section 19 of the 1940 Act the Fund is prohibited from paying distributions from offering proceeds except under certain circumstances. There is no guarantee that the Fund will achieve its objectives, generate profits or avoid losses. Further, the target annualized distribution is measured at the Fund level and is not equal to actual returns for investors in the Fund. As market conditions and portfolio composition change, the rate of annualized distribution may fluctuate.

The Fund will also invest in Publicly Traded CRE Securities, which are securities of publicly traded REITs, unsecured REIT debt, REIT preferred stock, CMBS, REOCs, and ETFs. Broadstone Asset Management, LLC (the “Investment Adviser” or “Broadstone”) has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to Heitman Real Estate Securities LLC (the “Investment Sub-Adviser” and together with the Investment Adviser, the “Advisers”). The Investment Sub-Adviser may also engage in certain “covered call option strategies” involving Publicly Traded CRE Securities on behalf of the Fund. See “Investment Objective, Policies and Strategies — Investment Strategy — Investment Sub-Adviser Process.”

The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are referred to as “high yield” securities and “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. See “Risk Factors — Risks Associated with the Fund’s CRE Debt Investments — The Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as ‘high yield’ and ‘junk bonds,’ which may increase its risk of losses.” For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Policies and Strategies.”

The Investment Adviser. The Investment Adviser is a registered investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the Fund’s investment adviser. The Investment Adviser is organized as a New York limited liability company. The Investment Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the board of trustees of the Fund (the “Board”). The Investment Adviser will have sole discretion to make all investments but has delegated investment discretion for making the Fund’s investments that are allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. See “Risk Factors — Risks Related to Conflicts of Interest.” The Investment Adviser’s principal offices are located at 800 Clinton Square, Rochester, New York 14604.

Established in 2007, the Investment Adviser provides investment advisory, administrative, and related services to two clients: Broadstone Net Lease, Inc. (“Broadstone Net Lease”) and Broadtree Residential, Inc. (“Broadtree Residential”), each of which is a privately offered REIT. Broadstone Net Lease is a REIT that focuses on single-tenant net leased real estate throughout the United States. Broadstone Net Lease focuses on investing in properties for the long term to tenants with a track record of success, profitability, and creditworthiness. Broadtree Residential is a REIT that focuses on acquiring and leasing residential real estate properties. The Investment Adviser also investigates, analyzes, structures, and negotiates potential investments, monitors portfolio investments, and advises as to disposition opportunities. As of December 31, 2018, the Investment Adviser had a total of approximately $3.4 billion of regulatory assets under management. The Investment Adviser is wholly owned by Broadstone Real Estate, LLC (“Broadstone Real Estate”), an entity formed in 2005. As of June 30, 2019, Broadstone Real Estate was owned, on a fully-diluted basis, (i) approximately 46.77% by Trident BRE, LLC, an affiliate of Stone Point Capital LLC (“Trident BRE”), (ii) approximately 41.24% by Amy L. Tait, Broadstone Real Estate’s Chairman of the board of directors, Tait family trusts, and an investment entity for the families of Ms. Tait and the late Norman Leenhouts, one of Broadstone Real Estate’s founders, and (iii) approximately 11.98% by employees of Broadstone Real Estate. Broadstone Real Estate is controlled by a four-person board of managers, which includes Ms. Tait and Christopher J. Czarnecki, both of whom serve as the managers of Broadstone Real Estate, and two managers appointed by Trident BRE, Agha S. Khan and Jarryd B. Levine. Ms. Tait and Mr. Czarnecki also serve as “interested” trustees of the Fund, as defined in the 1940 Act (the “Interested Trustees”). Stone Point Capital LLC is a financial services-focused private equity firm that has raised and managed seven private equity funds, the Trident funds, with aggregate committed capital of approximately $19 billion as of October 16, 2018.

The Investment Sub-Adviser. The Investment Adviser has engaged Heitman Real Estate Securities LLC, a Delaware limited liability company, which is a registered investment adviser under the Advisers Act, to act as the Fund’s investment sub-adviser. The Investment Adviser has delegated to the Investment Sub-Adviser the investment discretion to manage the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities. The Investment Sub-Adviser is a wholly owned subsidiary of Heitman LLC, a Delaware limited liability corporation. Heitman LLC is owned and controlled by KE I LLC, a Delaware limited liability corporation, which is 100%, owned and controlled by certain employees of Heitman LLC. See “Risk Factors — Risks Related to Conflicts of Interest.” Any investment sub-adviser chosen by the Investment Adviser will be paid by the Investment Adviser based only on the portion of Fund assets allocated to any such investment sub-adviser by the Investment Adviser. Shareholders do not pay any investment sub-adviser fees.

The Investment Sub-Adviser has approximately $4.96 billion assets under management as of June 30, 2019.

The Fund’s shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at NAV, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in any repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk. See “Risk Factors” below in this prospectus.

Electronic Reports Disclosure. Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.bdrex.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call the Fund toll-free at 833-280-4479 or submit a signed letter of instruction requesting paper reports to Broadstone Real Estate Access Fund C/O DST Systems, Inc. P.O. Box 219597 Kansas City, MO 6405-1407. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with a fund.

Investment Adviser	Investment Sub-Adviser
Broadstone Asset Management, LLC	Heitman Real Estate Securities LLC

Dated August 9, 2019

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Table of Contents

PROSPECTUS SUMMARY	1
SUMMARY OF FUND EXPENSES	9
FINANCIAL HIGHLIGHTS	10
THE FUND	10
USE OF PROCEEDS	11
INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES	11
RISK FACTORS	23
MANAGEMENT OF THE FUND	47
DETERMINATION OF NET ASSET VALUE	50
CONFLICTS OF INTEREST	53
QUARTERLY REPURCHASES OF SHARES	55
DISTRIBUTION POLICY	58
DIVIDEND REINVESTMENT POLICY	58
U.S. FEDERAL INCOME TAX CONSIDERATIONS	59
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES	61
ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST	61
PLAN OF DISTRIBUTION	61
LEGAL MATTERS	65
REPORTS TO SHAREHOLDERS	65
EXPERTS	66
ADDITIONAL INFORMATION	66
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	67
PRIVACY NOTICE	68

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares offered pursuant to this prospectus. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is operated as an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ NAV, which will be calculated on a daily basis. An interval fund is a type of closed-end investment company that is required to offer to repurchase its shares from shareholders at periodic intervals, in the Fund’s case, quarterly. See “Quarterly Repurchases of Shares” and “Determination of Net Asset Value.” The Fund intends to elect to be taxed as a RIC under the Code.

Investment Objective and Policies. The Fund’s investment objective is to seek to generate a return comprised of both current income and long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategy. Under normal circumstances, the Fund intends to invest at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a portfolio of institutional quality real estate and real estate-related investments, which will be comprised of the following primary asset classes: (i) Direct Real Estate Investments, (ii) Private CRE Investment Funds, (iii) Publicly Traded CRE Securities, and (iv) CRE Debt Investments.

The Fund expects that its Direct Real Estate Investments will be held through a REIT Subsidiary. Further, the Fund expects that CRE Debt Investments will be held through wholly owned subsidiaries or joint ventures.

The Fund will invest in securities issued by Private CRE Investment Funds that may be structured as limited partnerships or limited liability companies and that hold real estate assets including office, industrial, multifamily and office properties. The Fund seeks, through the Private CRE Investment Funds, to focus primarily on direct real estate investments or on investments in real estate operating companies that acquire, develop and manage real estate. As a result, the Fund will invest no more than 10% of its net assets in pooled investment vehicles, including Private CRE Investment Funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund has not set a limitation on the amount of its investments that it may invest in all other Private CRE Investment Funds (e.g., those not within the definitions of investment company under Section 3(a)(1) of the 1940 Act (not primarily engaged in investing, reinvesting or trading in securities and have less than 40% of their total assets, on an unconsolidated basis, in “investment securities” as defined in the 1940 Act), or are otherwise excluded from the definition of investment company by Section 3(c)(5)(C) of the 1940 Act because they are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate). The Fund expects that many of the Private CRE Investment Funds generally will charge a management fee of 1.00% to 2.00%, and up to 20% of net profits as a “carried interest” allocation, which effectively will reduce the investment returns of the Private CRE Investment Funds and consequently the Fund’s overall returns. Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Investment Adviser believes the Fund will achieve diversification by investing across real estate asset classes, property types, positions in the capital structure such as senior or subordinate mortgage debt, mezzanine debt, preferred equity and common equity (the “Capital Stack”), and geographic locations. The majority of the underlying real estate of the Fund’s investments will be located in the United States, but the Fund may also make investments internationally. The Fund has not adopted a policy specifying a maximum percentage of its assets that may be invested in properties located outside of the United States or properties located in any one non-U.S. country, or in securities of non-U.S. issuers or the securities of issuers located in any one non-U.S. country. See “Risk Factors — The Fund will be subject to additional risks if it makes investments internationally.” The Fund’s 80% real estate investment policy may only be changed with 60 days’ prior notice to shareholders of the Fund.

The Fund will also invest in Publicly Traded CRE Securities, which are securities of publicly traded REITs, unsecured REIT debt, REIT preferred stock, CMBS, REOCs, and ETFs. The Investment Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. The Investment Sub-Adviser may also engage in certain “covered call option strategies” involving Publicly Traded CRE Securities on behalf of the Fund. See “Investment Objective, Policies and Strategies — Investment Strategy — Investment Sub-Adviser Process.”

The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are referred to as “high yield” securities and “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. See “Risk Factors — Risks Associated with the Fund’s CRE Debt Investments — The Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as ‘high yield’ and ‘junk bonds,’ which may increase its risk of losses.” For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Policies and Strategies.” In connection with making its investments, the Fund and its shareholders will be subject to a number of fees and expenses. See “Summary of Fund Expenses.”

Investment Adviser. The Investment Adviser, a New York limited liability company that is a registered investment adviser under the Advisers Act, serves as the Fund’s investment adviser. Pursuant to the investment advisory agreement between the Fund and the Investment Adviser (the “Investment Advisory Agreement”), the Investment Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the Board. The Investment Adviser will have sole discretion to make all investments in the Fund but has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. See “Risk Factors — Risks Related to Conflicts of Interest.” The Investment Adviser also provides asset management services on behalf of the Fund pursuant to the Investment Advisory Agreement. In accordance with the Investment Advisory Agreement, the Investment Adviser will be reimbursed for certain expenses it or its affiliates incur in connection with providing services to the Fund. For a description of the expenses subject to reimbursement, see “Management of the Fund — Fund Expenses.” The Investment Adviser’s principal offices are located at 800 Clinton Square, Rochester, New York 14604.

Established in 2007, the Investment Adviser provides investment advisory, administrative, and related services to two clients: Broadstone Net Lease and Broadtree Residential, each of which is a privately offered REIT. Broadstone Net Lease is a REIT that focuses on single-tenant net leased real estate throughout the United States. Broadstone Net Lease focuses on investing in properties for the long term to tenants with a track record of success, profitability, and creditworthiness. Broadtree Residential is a REIT that focuses on acquiring and leasing residential real estate properties. The Investment Adviser also investigates, analyzes, structures, and negotiates potential investments, monitors portfolio investments, and advises as to disposition opportunities. As of December 31, 2018, the Investment Adviser had a total of approximately $3.4 billion of regulatory assets under management. The Investment Adviser is wholly owned by Broadstone Real Estate.

As of June 30, 2019, Broadstone Real Estate is owned, on a fully-diluted basis, (i) approximately 46.77% by Trident BRE, (ii) approximately 41.24% by Amy L. Tait, Broadstone Real Estate’s Chairman of the board of directors, Tait family trusts, and an investment entity for the families of Ms. Tait and the late Norman Leenhouts, one of Broadstone Real Estate’s founders, and (iii) approximately 11.98% by employees of Broadstone Real Estate. Broadstone Real Estate is controlled by a four-person board of managers, which includes Ms. Tait and Christopher J. Czarnecki, both of whom serve as managers of Broadstone Real Estate, and two managers appointed by Trident BRE, Agha S. Khan and Jarryd B. Levine. Ms. Tait and Mr. Czarnecki also serve as Interested Trustees of the Fund. Stone Point Capital LLC is a financial services-focused private equity firm that has raised and managed seven private equity funds, the Trident funds, with aggregate committed capital of approximately $19 billion as of October 16, 2018.

Investment Sub-Adviser. The Investment Adviser has engaged Heitman Real Estate Securities LLC , a Delaware limited liability company, which is an investment adviser registered under the Advisers Act, to act as the Fund’s Investment Sub-Adviser pursuant to an investment sub-advisory agreement between the Investment Adviser and the Investment Sub-Adviser (the “Investment Sub-Advisory Agreement”). The Investment Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. See “Risk Factors — Risks Related to Conflicts of Interest.” Any investment sub-adviser chosen by the Investment Adviser will be paid by the Investment Adviser based only on the portion of Fund assets allocated to any such investment sub-adviser by the Investment Adviser. Shareholders do not pay any investment sub-adviser fees.

The Investment Sub-Adviser has approximately $4.96 billion assets under management as of June 30, 2019.

Administrator. ALPS Fund Services, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203 (the “Administrator”), serves as administrator of the Fund. Pursuant to a separate administrative services agreement (the “Administrative Services Agreement”), the Administrator will furnish the Fund with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on behalf of the Fund. In addition, the Administrator, will perform the calculation and publication of the Fund’s NAV, and oversee the preparation and filing of the Fund’s tax returns, the payment of the Fund’s expenses and the performance oversight of various third-party service providers.

In accordance with the Administrative Services Agreement, the Administrator will be paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears (the “Administration Fee”), in connection with providing services to the Fund. See “— Summary of Fund Expenses.”

Management Fees and Expenses. Pursuant to the Investment Advisory Agreement, the Fund will pay the Investment Adviser a monthly fee (the “Management Fee”) at the annual rate of 1.25% of the Fund’s average daily net assets.

The Investment Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) pursuant to which the Investment Adviser has contractually agreed to waive its fees and to defer reimbursement for the ordinary operating expenses of the Fund (including all expenses necessary or appropriate for the operation of the Fund and including the Investment Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that such expenses exceed 1.99% and 1.74% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class W and Class I shares, respectively. In consideration of the Investment Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Investment Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. The Expense Limitation Agreement will remain in effect through September 25, 2020. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Investment Adviser. After one year from the effective date of the registration statement of which this prospectus is a part, the Expense Limitation Agreement may be renewed at the Investment Adviser’s and Board’s discretion.

In accordance with the Administrative Services Agreement, the Administrator will be paid the Administration Fee in connection with providing services to the Fund.

Shareholder Servicing Fee. Class W shares will pay to the Distributor a shareholder servicing fee (the “Shareholder Servicing Fee”) that will accrue at an annual rate of up to 0.25% of the Fund’s average daily net assets attributable to Class W shares and is payable on a monthly basis. Class I shares are not subject to a Shareholder Servicing Fee. The Shareholder Servicing Fee may be used to compensate Financial Intermediaries for providing ongoing shareholder services. See “Plan of Distribution.”

Transfer Agent. DST Systems, Inc. serves as the Fund’s transfer agent (the “Transfer Agent”). See “Management of the Fund.”

Closed-End Fund Structure. Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund currently offers Class W and Class I shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. Each share class has different purchase restrictions and ongoing fees and expenses as set forth in “Summary of Fund Expenses.” When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

If an investor has hired a Financial Intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for the investor. Each investor’s financial considerations are different. You should speak with your financial adviser to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investment Suitability. An investment in the Fund involves a considerable amount of risk, including the risk of loss of your investment. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objective and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchase of Shares. The Fund is a specific category of closed-end fund commonly referred to as an “interval fund” and, as such, has adopted a fundamental policy requiring it to make quarterly repurchase offers, at NAV (which may vary between classes of shares), of no less than 5% and no more than 25% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Summary of Risks. Investing in the Fund involves risks, including the risk that a shareholder may receive little or no return on its investment or that a shareholder may lose part or all of its investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Risk Factors.” Shareholders should consider carefully the following principal risks before investing in the Fund.

●	The Fund is a recently formed company and has limited operating history;

●	An investment in shares is not suitable for an investor if he or she needs immediate access to the money invested due to the limitations on repurchases resulting from the Fund’s operation as an interval fund;

●	The Fund has not identified any specific investments that it will make with the proceeds from this offering, and shareholders will not have the opportunity to evaluate the Fund’s new investments prior to purchasing shares;

●	There can be no assurance that the Fund will make a specified level of cash distributions or that such distributions will increase year-to-year;

●	No public trading market for the shares will exist and as a result, an investment in the shares is illiquid;

●	The Fund will offer to repurchase shares on a quarterly basis. As a result, shareholders will have limited opportunities to sell their shares and, to the extent they are able to sell their shares under the share repurchase program, they may not be able to recover the amount of their investment in the shares;

●	Unless the Fund experiences substantial net capital appreciation and realized gains, the repurchase price for shares associated with the Fund’s periodic repurchase offers will be at a lower price than the price investors paid for shares, and the timing of the Fund’s repurchase offers may be disadvantageous to shareholders;

●	If a shareholder is able to sell his or her shares, the shareholder will likely receive less than the purchase price and the then-current NAV per share. The shares sold in this offering will not be listed on an exchange. Therefore, if shareholders purchase shares in this offering, they will have limited liquidity and may not receive a full return of their invested capital if they sell their shares;

●	The Board may change the Fund’s investment objective by providing shareholders with 60 days’ prior notice, or may modify or waive its current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse;

●	The amount of any distributions the Fund may make is uncertain, and the Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sale of assets, and offering proceeds. The Fund’s distribution proceeds may exceed its earnings, particularly during the period before it has substantially invested the net proceeds from this offering. Therefore, portions of the distributions that the Fund makes may be a return of the money that shareholders originally invested and represent a return of capital to shareholders for tax purposes, which will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of shares;

●	This is a “best efforts” offering, and if the Fund is unable to raise substantial funds, the Fund will be limited in the number and type of investments it may make, and the value of a shareholder’s investment may be reduced in the event the Fund’s assets underperform;

●	The Fund may use leverage in connection with its investments of up to 33 1/3% of the Fund’s total assets, including leverage incurred through the Fund’s wholly owned subsidiaries, if any, and the value of the assets purchased with the proceeds of the Fund’s indebtedness, if any, which may increase the risk of loss associated with its investments. In addition, if a wholly owned special purpose vehicle of any subsidiary of the Fund is unable to pay principal and interest on borrowings it has incurred, a default could result in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the Fund;

●	The Investment Adviser and the Fund face cyber-security risks, including malware and computer virus attacks, unauthorized access, system failures and disruptions;

●	The Fund relies on the investment expertise, skill and network of the Investment Adviser. The departure of any of the key investment professionals of the Investment Adviser, or the termination of the Investment Advisory Agreement could have a material adverse effect on the Fund;

●	The Investment Adviser and its affiliates have no experience managing a registered management investment company or an interval fund;

●	The Fund’s ability to enter into transactions with its affiliates will be restricted;

●	The Investment Adviser will face a conflict of interest in performing services on the Fund’s behalf as a result of its investment allocation policy and its obligations to its other clients, specifically Broadstone Net Lease and Broadtree Residential. Such conflicts may not be resolved in the Fund’s favor, meaning that the Fund could invest in less attractive assets, which could limit its ability to make distributions and reduce shareholders’ overall investment;

●	The Investment Adviser and certain of its affiliates may experience conflicts of interest in connection with the management of the Fund, which could hinder the Fund’s ability to implement its investment strategy and to generate returns to shareholders;

●	In addition to the fees the Fund will pay to the Investment Adviser and the Administrator, the Fund will reimburse the Investment Adviser and the Investment Sub-Adviser for administrative costs and expenses incurred on its behalf, and these administrative costs and expenses may be substantial. These fees, costs, and expenses will also reduce cash available for investment and will increase the risk that an investor will not recover the amount invested in the Fund’s shares;

●	The Fund will be exposed to certain risks associated with its investment in the REIT Subsidiary;

●	The Fund will be exposed to certain risks associated with its Direct Real Estate Investments, including general risks affecting all types of commercial real estate and certain specific risks associated with specific asset classes of Direct Real Estate Investments;

●	The Fund may be more susceptible than diversified funds to being adversely affected by events impacting a single borrower, geographic location, security or investment type, and is not limited with respect to the proportion of capital that may be invested in a single asset;

●	Because real estate investments are relatively illiquid, the Fund may not be able to vary its portfolio in response to changes in economic and other conditions, which may result in losses to the Fund;

●	If the Fund enters into joint ventures, the Fund will not have sole decision-making authority with respect to the joint venture and the Fund’s joint venture partners could take actions that decrease the value of the investment to the Fund and lower the Fund’s overall return;

●	The price the Fund pays for acquisitions of Direct Real Estate Investments and the terms of the Fund’s CRE Debt Investments will be based on the Investment Adviser’s projections of market demand, occupancy and rental income, as well as on market factors, and the return on the investments may be lower than expected if any of these projections are inaccurate;

●	The Fund may not have sole decision-making authority over the Private CRE Investment Funds and may be unable to take actions to protect its interests in these investments;

●	The Fund may be subject to additional risks if it fails to meet a capital call from the Private CRE Investment Funds;

●	The Fund will be subject to certain market risks, as well as a fundamental policy adopted by it as an investment company operating as an interval fund, that may make it difficult for the Fund to honor its Capital Commitments to the Private CRE Investment Funds;

●	The Private CRE Investment Funds will not be registered as investment companies under the 1940 Act and as a result, the Fund will not have the benefit of the 1940 Act’s protective provisions;

●	The Fund may indirectly invest in CRE ownership through Private CRE Investment Funds, which carry with it unique risks, including (i) the ability of the Private CRE Investment Fund to select and manage successful investment opportunities; (ii) the quality of the investments in which a Private CRE Investment Fund invests; (iii) the ability of a Private CRE Investment Fund to liquidate its investments; and (iv) general economic conditions;

●	The Fund’s investments in certain other investment funds will not be subject to the leverage restrictions imposed by the 1940 Act and as a result, the Fund could be effectively leveraged in an amount exceeding the limitations imposed by the 1940 Act;

●	The Private CRE Investment Funds, Direct Real Estate Investments, and REITs may pursue investment strategies that compete with each other or do not align with those of the Fund;

●	The Fund’s investments in the securities of publicly traded REITs will be subject to the risks affecting these REITs directly;

●	The Fund’s investments in the unsecured debt of publicly traded REITs will be subject to the credit risk of those REITs;

●	The Fund may invest in a variety of Publicly Traded CRE Securities, including those of publicly traded REITs, CMBS, REOCs, and ETFs;

●	Provision for loan losses is difficult to estimate, particularly in challenging economic environments;

●	The Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as “high yield” and “junk bonds,” which may increase its risk of losses;

●	The subordinate CRE Debt Investments the Fund may originate and invest in may be subject to risks relating to the structure and terms of the related transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy the Fund’s investments, which may result in losses to the Fund;

●	Floating-rate CRE Debt Investments, which are often associated with transitional assets, may entail greater risks of default to the Fund than fixed-rate CRE Debt Investments;

●	A significant portion of the Fund’s investment portfolio will be recorded at fair value as determined in good faith by or under the direction of the Board and, as a result, there may be uncertainty as to the value of the Fund’s investments;

●	During a given repurchase offer, it is possible that general economic and market conditions could cause a decline in the NAV per share prior to the repurchase date;

●	Legal and regulatory changes, including those implemented in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), could occur, which may materially adversely affect the Fund or cause the Fund to alter its investment strategy;

●	The Fund may have difficulty paying its required distributions if the Fund recognizes income before or without receiving cash representing such income;

●	The Fund will be subject to additional risks if it makes investments internationally;

●	Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

●	The failure of the Fund to qualify as a RIC under the Code for U.S. federal income tax purposes would subject the Fund to U.S. federal corporate income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to shareholders;

●	Complying with RIC requirements may cause the Fund to borrow funds to make distributions or otherwise depend on external sources of capital to fund such distributions, or to forego otherwise attractive opportunities or liquidate otherwise attractive investments; and

●	Satisfying RIC distribution requirements and repurchases pursuant to our share repurchase program will affect our ability to qualify to be taxed as a RIC and could adversely affect the Fund’s ability to execute its investment strategy.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

U.S. Federal Income Tax Considerations. The Fund intends to elect to be treated, and to qualify each year for taxation, as a RIC pursuant to Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet income and asset diversification tests and is required to distribute dividends for U.S. federal income tax purposes to shareholders in an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gain in excess of realized net long-term capital losses each year. If the Fund so qualifies, the Fund generally will not be subject to U.S. federal corporate income tax on its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) that it distributes in a timely manner to its shareholders as dividends. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Considerations.”

Distribution Policy. The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy.

Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). The distribution rate may be modified by the Board from time to time. The Board reserves the right to change or suspend the quarterly distribution policy from time to time. See “Dividend Reinvestment Policy.”

Custodian. UMB Bank, N.A. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

	Class W	Class I
Shareholder Transaction Expenses
Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a percent of proceeds)	2.00%	2.00%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%	1.25%
Interest on Borrowed Funds(1)	0.75%	0.75%
Other Expenses(2)	1.31%	1.31%
Shareholder Servicing Expenses(3)	0.25%	None
Distribution Fee	None	None
Acquired Fund Fees and Expenses(4)	0.01%	0.01%
Total Annual Expenses(5)	3.57%	3.32%
Fee Waiver and Reimbursement(6)	(0.82)%	(0.82)%
Total Annual Expenses (after fee waiver and reimbursement)(7)	2.75%	2.50%

(1)	The Fund may borrow funds to make investments, including before it has fully invested the initial proceeds of this offering. The costs associated with any such outstanding borrowings, as well as issuing and servicing debt securities, would be indirectly borne by its shareholders. The figure in the table assumes the Fund borrows for investment purposes an amount equal to 25% of its average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 3.0%. The Fund’s ability to incur leverage during the twelve months following effectiveness of the registration statement depends, in large part, on the amount of money the Fund is able to raise through the sale of shares registered in this offering and capital markets conditions. The Fund does not intend to issue preferred shares or convertible securities in the first 12 months following effectiveness of the registration statement.
(2)	As estimated for the current fiscal year, including all estimated fees and expenses of the Fund’s wholly owned subsidiaries.
(3)	Class W shares will pay a Shareholder Servicing Fee that will accrue at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class W shares and will be payable on a monthly basis. The Shareholder Servicing Fee may be used to compensate Financial Intermediaries for providing ongoing shareholder services. Class I shares are not subject to a shareholder servicing fee. See “Plan of Distribution.”
(4)	Shareholders indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the investment companies in which the Fund intends to invest that are investment companies or would be deemed investment companies under the 1940 Act but for the exceptions set forth in Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“Portfolio Funds”). These indirect costs may include performance fees paid to the Portfolio Fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by these Portfolio Funds. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees. The Portfolio Fund managers may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of “carried interest” allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds. The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.00%, and up to 20% of net profits as a carried interest allocation. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the Portfolio Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements, when issued, include only the direct operating expenses incurred by the Fund. These fees payable to, and the operating expenses of, Portfolio Funds are estimates and the actual fees paid by the Fund on its Portfolio Fund investments may be higher or lower than the numbers shown.
(5)	As estimated for the current fiscal year, including all estimated fees and expenses of the Fund’s wholly owned subsidiaries.

(6)	The Investment Adviser and the Fund have entered into the Expense Limitation Agreement pursuant to which the Investment Adviser has contractually agreed to waive its fees and to defer reimbursement for the ordinary operating expenses of the Fund (including all expenses necessary or appropriate for the operation of the Fund and including the Investment Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that such expenses exceed 1.99% and 1.74% per annum of the Fund’s average daily net assets attributable to Class W and Class I shares, respectively. In consideration of the Investment Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Investment Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. The Expense Limitation Agreement will remain in effect through September 25, 2020. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Investment Adviser. See “Management of the Fund.” After one year from the effective date of the registration statement of which this prospectus is a part, the Expense Limitation Agreement may be renewed at the Investment Adviser’s and Board’s discretion.
(7)	Total annual expenses do not include the indirect fees and expenses of the Private CRE Investment Funds that are not investment companies or would be investment companies but for exceptions or exemptions other than those under Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The indirect fees and expenses of the Private CRE Investment Funds include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private CRE Investment Funds.

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table assumes that the Fund issues shares in an amount equal to $100 million. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 52 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return and no redemption of shares (the example assumes the Expense Limitation Agreement will remain in effect for only two years):

Example	1 Year	3 Years	5 Years	10 Years
Class W	$28	$102	$178	$378
Class I	$25	$94	$166	$355

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee provided they have held their shares in excess of 90 days. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Administrator, currently $10.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

Because the Fund is recently formed and has limited performance history as of the date of this prospectus, a financial highlights table for the Fund has not been included in this prospectus.

THE FUND

The Fund was formed on May 25, 2018, as a Delaware statutory trust registered under the 1940 Act as a non-diversified, closed-end management investment company, and is operated as an interval fund. An interval fund is a type of closed-end investment company that is required to offer to repurchase its shares from shareholders at periodic intervals, in the Fund’s case, quarterly. The Fund’s principal office is located at 800 Clinton Square, Rochester, NY 14604, and its telephone number is (585)-287-6500.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective, strategies, and policies (as stated below). The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective, the Fund will invest in money market funds. Shareholders should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets purchased with proceeds from this offering would earn interest income at a modest rate.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

The Fund’s investment objective is to seek to generate a return comprised of both current income and long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. There can be no assurance that the Fund will achieve its investment objective.

By investing in the Fund, the Investment Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits.

●	Real Estate Access — An investment in the Fund may be appropriate for long-term investors seeking to add real estate exposure to their overall investment portfolio and provides investors an opportunity to access real estate related investments through the Fund, including Direct Real Estate Investments, Private CRE Investment Fund investments, Publicly Traded CRE Securities, and CRE Debt Investments, all of which will represent a direct or indirect investment in real estate.

●	Real Estate Diversification — Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund intends to pursue its investment strategies by strategically investing across a diversified portfolio of the securities of Direct Real Estate Investments, Private CRE Investment Fund investments, Publicly Traded CRE Securities, and CRE Debt Investments, all of which will represent a direct or indirect investment in real estate. The Fund expects that its investments will provide investment exposure across real estate asset classes, property types, positions in the Capital Stack, and geographic locations. The Fund concentrates its investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate and real estate-related securities.

●	Multi-Strategy, Multi-Manager, Multi-Sector Investment Strategy — Given the investment strategy of the Fund, investors are able to execute a multi-strategy, multi-manager, multi-sector strategy by making a single investment in the Fund, without incurring the high minimum investment requirements that most institutional asset managers typically impose on shareholders and that are typically required to purchase direct interests in real estate.

●	Access to Institutional Managers — Many Private CRE Investment Funds are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private CRE Investment Fund managed by institutional investment managers that may not be otherwise available to individual, non-institutional investors.

●	More Attractive Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors, the Investment Adviser believes that the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private CRE Investment Funds in which the Fund invests and which may not otherwise be permitted or available to individual investors.

The Fund’s real estate industry concentration policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Strategy

Under normal circumstances, the Fund intends to invest at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a diversified portfolio of institutional quality real estate and real estate-related investments, which will be comprised of the following primary asset classes: (i) Direct Real Estate Investments, (ii) Private CRE Investment Funds, (iii) Publicly Traded CRE Securities, and (iv) CRE Debt Investments.

Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund will seek to achieve diversification by investing across real estate asset classes, property types, positions in the Capital Stack, and geographic locations. The majority of the underlying real estate of the Fund’s investments will be located in the United States, but the Fund may also make investments internationally. The Fund has not adopted a policy specifying a maximum percentage of its assets that may be invested in properties located outside of the United States or properties located in any one non-U.S. country, or in securities of non-U.S. issuers or the securities of issuers located in any one non-U.S. country. See “Risk Factors — Risks Associated with the Fund’s Investments Generally — The Fund will be subject to additional risks if it makes investments internationally.” The Fund’s 80% real estate investment policy may only be changed with 60 days’ prior notice to shareholders of the Fund.

Fund’s Target Investment Portfolio

The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of investments across four primary asset classes:

-	Direct Real Estate Investments,

-	Private CRE Investment Funds,

-	Publicly Traded CRE Securities, and

-	CRE Debt Investments.

The Investment Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements, and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the Board. The Investment Adviser will have sole discretion to make all investments in the Fund, but has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. See “Risk Factors — Risks Related to Conflicts of Interest.” When allocating the Fund’s investments across these asset classes, the Fund will take into account the requirements for qualifying to be taxed as a regulated investment company under the Code.

REIT Subsidiary

As noted above, the Fund will seek to invest in Direct Real Estate Investments. Holdings in Direct Real Estate Investments will generally be held through one or more REIT Subsidiaries that are also managed by the Adviser. The Fund may allocate up to 25% of its assets to such REIT Subsidiaries. The Fund will consolidate any REIT Subsidiary for purposes of financial statements, leverage and concentration. Investment through a REIT Subsidiary involves risks, including the risk that failure of the REIT Subsidiary to qualify as a REIT will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Fund, which are more fully described in “Risk Factors — Risks Associated with the Fund’s Direct Real Estate Investments.”

In order to qualify as a REIT, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Because certain activities, if performed by the REIT Subsidiary, may not be qualifying REIT activities under the Code, the REIT Subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. Even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the REIT Subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to U.S. federal corporate income tax and applicable state and local taxes without any deduction for distributions to shareholders. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to shareholders generally are not qualified dividends eligible for the reduced rates of tax.

Underlying CRE Assets of Fund Investments

The CRE assets underlying the Fund’s Direct Real Estate Investments, Private CRE Investment Fund investments, Publicly Traded CRE Securities investments, and CRE Debt Investments will consist of two broad categories of real estate and four broad types of real estate.

The two broad categories of underlying CRE are:

●	Core

●	Non-Core

The four broad types of underlying CRE are:

●	Office

●	Retail

●	Multifamily

●	Industrial

The Fund may also invest in a variety of other alternative CRE that are not included in the four broad types of CRE.

Categories of Underlying CRE

The two categories of underlying CRE are discussed below.

Core. Core real estate investments are (i) generally limited to well-located properties with significant occupancy rates and (ii) properties that generally utilize a modest amount of leverage (“Core Properties”). These Core Properties provide relatively lower and more stable returns, and are typically located in primary markets and in the main property types (office, retail, multifamily, industrial, and other alternative CRE properties). Core Properties are stable, well-maintained, well-leased, and often “Class A” properties that have investment grade tenants and above-average rents.

Non-Core. Non-core real estate investments generally present higher risk than Core Properties but with the possibility of higher returns (“Non-Core Properties”). A Non-Core Property typically involves one or more of the following: (i) a property with a greater leasing risk than a Core Property, (ii) a property with a loan-to-value ratio exceeding ratios customary for Core Properties, and (iii) a property that may be functionally or economically obsolete, require rehabilitation, or forward commitments as to construction or other capital needs. Non-Core Property investing is generally divided into “opportunistic” and “value-added” investing. “Opportunistic” investing typically presents the greatest risk and little or no expected income return, but with the perceived inherent property values that present the potential for a return higher than with Core Property or value-added investing. Opportunistic investing focuses on properties that need significant rehabilitation to realize their potential. These properties may be highly distressed properties, new development projects, or may have significant vacancies at the time of acquisition. In many cases, opportunistic investments are generating little to no current cash flow and include varying degrees of leverage. Much of the return on these investments will be generated on the back-end, in the form of future rental income or the sale or refinancing of the asset. “Value-added” investing typically entails less risk than opportunistic investing (though greater risk than Core Property investing), with limited expected income return and the perceived potential for a total return greater than Core Property investing but less than opportunistic investing. Value-added investing targets properties that unlike opportunistic investing may have in place existing cash flow, but may not be realizing their full cash flow potential due to management or operational problems, required physical improvements or capital constraints. These properties often require enhancement to upgrade them to higher quality properties. A value-added investor may seek to increase the cash flow over time by making improvements or fixing obsolescences or deficiencies to the asset that will allow it to command higher rents, increasing efforts to lease vacant space at the property to quality tenants, or improving the management of the property and thereby increasing customer satisfaction or lowering operating expenses where possible. Once the operator has successfully increased the net operating income at the property, they typically seek to sell the asset to capture the resulting appreciation in value.

Types of Underlying CRE

Although the Fund is not limited in the types of real estate in which it may invest, the Fund expects that it will invest, directly or indirectly, in the four broad types of real estate, plus other types of alternative CRE that are not included in the four broad types of CRE, all of which can be both Core Properties or Non-Core Properties:

Office. Office sector properties are generally categorized based upon location and quality. Buildings may be located in Central Business Districts or suburbs. Buildings are also classified by general quality and size, ranging from Class A properties which are generally large-scale buildings of the highest-quality to Class C buildings which are below investment grade.

Retail. The retail sector is comprised of five main formats: neighborhood retail, community centers, regional centers, super-regional centers and single-tenant stores. Location, convenience, accessibility and tenant mix are generally considered to be among the key criteria for successful retail investments. Retail leases tend to range from three to five years for small tenants and 10 to 15 years for large anchor tenants. Leases, particularly for anchor tenants, may include a base payment plus a percentage of retail sales. Income and population density are generally considered to be key drivers of local retail demand.

Multifamily. Multifamily properties are generally defined as having five or more dwelling units that are part of a single complex and offered for rental use as opposed to detached single-family residential properties. There are three main types of multifamily properties — garden-style (mostly one-story apartments), low-rise and high-rise. Apartments generally have the lowest vacancy rates of any property type, with the better performing properties typically located in urban markets or locations with strong employment and demographic dynamics.

Industrial. Industrial properties are generally categorized as warehouse/distribution centers, research and development facilities, flex space or manufacturing. The performance of industrial properties is typically dependent on the proximity to economic centers and the movement of trade and goods. In addition, industrial properties typically utilize a triple-net lease structure pursuant to which the tenant is generally responsible for property operating expenses in addition to base rent which can help mitigate the risks associated with rising expenses.

Other Alternative Direct Real Estate Investments. In addition to office, retail, multifamily, and industrial CRE properties, the Fund may also acquire other alternative types of CRE properties, including but not limited to student housing, data centers, self-storage, wireless towers, truck terminals, single family rentals, manufactured housing, hospitality, and medical and healthcare facilities, including hospitals, medical office buildings, senior housing, skilled nursing facilities, assisted living facilities, and research facilities.

Asset Class: Direct Real Estate Investments

The Fund’s Direct Real Estate Investments will consist of these two broad categories and four broad types of CRE, plus other types of alternative CRE that are not included in the four broad types of CRE, and will be evaluated using the characteristics set forth above in describing the underlying CRE assets. Investments in Direct Real Estate Investments may be, but need not be required to be, made through the REIT Subsidiary. See “— Direct Real Estate Investments — Potential Investment Structures.”

Asset Class: Private CRE Investment Funds

The Fund will invest in securities issued by Private CRE Investment Funds that may be structured as limited partnerships or limited liability companies and that hold real estate assets including office, industrial, multifamily and office properties. Private CRE Investment Funds are private, institutional investment funds that invest primarily in real estate and real estate-related investments and are managed by institutional asset managers with expertise in investing in real estate and real estate-related investments. The Fund expects that the underlying CRE assets of its Private CRE Investment Fund investments will consist of the two broad categories and four broad types of CRE noted above, plus other types of alternative CRE that are not included in the four broad types of CRE. See “— Underlying CRE Assets of Fund Investments.”

The Fund seeks, through the Private CRE Investment Funds, to focus primarily on direct real estate investments or on investments in real estate operating companies that acquire, develop and manage real estate. As a result, the Fund will invest no more than 10% of its net assets in pooled investment vehicles, including Private CRE Investment Funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund has not set a limitation on the amount of its investments that it may invest in all other Private CRE Investment Funds (e.g., those not within the definitions of investment company under Section 3(a)(1) of the 1940 Act (not primarily engaged in investing, reinvesting or trading in securities and have less than 40% of their total assets, on an unconsolidated basis, in “investment securities” as defined in the 1940 Act), or are otherwise excluded from the definition of investment company by Section 3(c)(5)(C) of the 1940 Act because they are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate). The Fund expects that many of the Private CRE Investment Funds generally will charge a management fee of 1.00% to 2.00%, and up to 20% of net profits as a “carried interest” allocation.

The Fund will invest in two primary types of Private CRE Investment Funds, which differ based on the stated term of the Private CRE Investment Fund and its ability to issue new interests:

●	Term Private CRE Investment Funds, which are Private CRE Investment Funds that generally have a fixed term, a fixed number of interests, which are not eligible to be redeemed, and a fixed investment period of typically two to three years following the fund’s final closing. Investor commitments are drawn down over the life of such Term Private CRE Investment Fund as needed to make investments. Over time, distributions from investment income and realized proceeds are paid back to investors until the entire portfolio has been liquidated and the Term Private CRE Investment Fund is dissolved.

●	Liquid Private CRE Investment Funds, which are Private CRE Investment Funds that can issue and redeem interests on a continuous basis (usually quarterly). There is no fixed term to the life of the Liquid Private CRE Investment Fund and an investor will generally purchase shares directly rather than from the existing shareholders, as there is a continuous market for the sale and redemption of the shares by the fund itself.

The Fund allows investors to gain access to Private CRE Investment Funds that may not otherwise be available to individual investors. By investing in multiple different Private CRE Investment Funds or portfolios of Private CRE Investment Funds, the Investment Adviser believes the Fund’s investors can gain access to a broad range of strategies and sectors in real estate and real estate-related investments. As a result of the Fund’s investments in the Private CRE Investment Funds, individual investors will be indirectly investing side by side with institutional asset managers, pension funds, sovereign wealth funds, and other sophisticated institutional investors. By investing in real estate through Private CRE Investment Funds, the Fund intends to provide investors with exposure to various institutional asset managers with expertise in managing portfolios of real estate. Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, through the investment of the Fund’s assets across a spectrum of Private CRE Investment Funds, the Fund seeks to provide the Fund’s investors with significant diversification of institutional asset managers, risk-reward profiles and underlying types of real estate in which the Private CRE Investment Funds invest. Through this diversification, the Fund seeks to achieve lower volatility of its portfolio and decreased correlation with the broader capital markets.

Asset Class: CRE Debt Investments

The Fund expects that its CRE Debt Investments will be secured by or issued in connection with the two broad categories and four broad types of CRE noted above, plus other types of alternative CRE that are not included in the four broad types of CRE. See “— Underlying CRE Assets of Fund Investments.” The Fund intends to invest in CRE Debt Investments directly, or indirectly through Private CRE Investment Funds that focus on CRE debt instruments or through Direct Real Estate Investments, as more fully described below. See “— Direct Real Estate Investments — Potential Investment Structures.” The Fund expects that the Fund will invest in CRE Debt Investments by engaging in any of the following transactions: directly originating loans and purchasing or participating in other debt investments, purchasing them from third-party sellers, or investing in or purchasing the securities through Private CRE Investment Funds that focus on CRE debt instruments or through the use of a Real Estate Investment Vehicle. Although the Fund generally prefers the benefits of direct origination, opportunities may arise to purchase CRE Debt Investments, possibly at discounts to par, which will compensate the Fund for the lack of control or structural enhancements typically associated with directly structured investments. The experience of the Investment Adviser’s management team in both disciplines will provide the Fund flexibility in a variety of market conditions.

The Fund expects that the CRE Debt Investments will consist of the following types of CRE debt:

First Mortgage Loans. First mortgage loans are loans that have the highest priority to claims on the collateral securing the loans in foreclosure. First mortgage loans generally provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times may mean control of the entire capital structure.

Subordinate Mortgage Loans. Subordinate mortgage loans are loans that have a lower priority to collateral claims. Investors in subordinate mortgages are compensated for the increased risk from a pricing perspective as compared to first mortgage loans but still benefit from a direct lien on the related property or a security interest in the entity that owns the real estate. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is repaid in full. Rights of holders of subordinate mortgages are usually governed by participation and other agreements.

Mezzanine Loans. Mezzanine loans are a type of subordinate loan in which the loan is secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns real estate. Investors in mezzanine loans are compensated for the increased credit risk from a pricing perspective and still benefit from the right to foreclose on its security, in many instances more efficiently than first mortgage loans. Upon a default by the borrower under a mezzanine loan, the mezzanine lender generally can take control of the property owning entity on an expedited basis, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements.

Participations in Loans. For certain select real estate-related loans, including investments in first mortgage loans, subordinate mortgage loans, mezzanine loans, and other CRE-related loans, the Fund may enter into participation agreements or intercreditor agreements to a right to a horizontal or vertical portion of a capital structure.

Preferred Equity. Preferred equity is a type of loan secured by the general or limited partner interest in an entity that owns real estate or real estate-related investments. Preferred equity interests are generally senior with respect to the payments of dividends and other distributions, redemption rights and rights upon liquidation to such entity’s common equity. Investors in preferred equity are typically compensated for their increased credit risk from a pricing perspective with fixed payments but may also participate in capital appreciation. Upon a default by a general partner of a preferred equity issuer, there typically is a change of control event and the limited partner assumes control of the entity. Rights of holders of preferred equity are usually governed by partnership agreements.

Equity Participations or “Kickers.” In connection with the Fund’s CRE Debt Investment origination activities, the Fund may pursue equity participation opportunities, in instances when the Investment Adviser believes that the risk-reward characteristics of the loan merit additional upside participation. Equity participations are typically paid in the form of additional interest, exit fees, percentage of sharing in refinance or resale proceeds or warrants in the borrower.

Potential Investment Structures

As noted above, the Fund will gain exposure to both Direct Real Estate Investments and CRE Debt Investments both directly and indirectly through its investments in the securities of the Direct Real Estate Investments. However, the potential investment structure of the Direct Real Estate Investments themselves will also vary. The Direct Real Estate Investments may be held by wholly owned subsidiaries of the REIT Subsidiary or by entities in which the REIT Subsidiary has a majority or minority interest. The Direct Real Estate Investments will primarily consist of two types of potential investment structures: (i) wholly owned subsidiaries of the REIT Subsidiary (“Wholly Owned Entities”) or (ii) entities in which the REIT Subsidiary will co-invest solely alongside unaffiliated third party investors (“Joint Venture Entities”). The underlying Direct Real Estate Investments and CRE Debt Investments to be held by a Wholly Owned Entity or a Joint Venture Entity will be evaluated using the criteria described elsewhere in this prospectus.

Wholly Owned Entities. The Fund intends to invest in Direct Real Estate Investments and CRE Debt Investments through one or more direct or indirect Wholly Owned Entities. Direct Real Estate Investments through these Wholly Owned Entities may include fee simple (i.e., an absolute title to the underlying real estate free of any other claims), leasehold ownership, or a partnership interest in the underlying real estate. Unlike investments through Joint Venture Entities, the Fund will maintain complete control of the underlying Direct Real Estate Investments or CRE Debt Investment held by the Wholly Owned Entity and as a result, the Fund will bear all risks associated with the underlying Direct Real Estate Investments or CRE Debt Investment. However, the Fund will have greater flexibility as to disposition or restructuring of a CRE Debt Investment or the renovation, redevelopment, repositioning, or disposition of an underlying Direct Real Estate Investments held by the Wholly Owned Entity because the Fund will be in a position to exercise sole decision-making authority with respect to such underlying Direct Real Estate Investments or CRE Debt Investment.

Further, investments in real estate made through a Wholly Owned Entity will not be subject to the risk of bankruptcy of a third party or failure of such third party to fund any required capital contributions, or the risk of disputes between the Fund and its joint venture partners that could result in litigation or arbitration that would increase the Fund’s expenses.

The Fund will consolidate any of its subsidiaries for purposes of financial statements, compliance with diversification, borrowings, and concentration requirements and restrictions.

Joint Venture Entities. The Fund may enter into joint ventures with third parties, including partnerships, co-tenancies and other co-ownership arrangements or participations with mortgage or investment banks, financial institutions, real estate developers, owners, or other non-affiliated third parties for the purpose of owning or operating Direct Real Estate Investments or CRE Debt Investments through Joint Venture Entities. In such event, the Fund would not be in a position to exercise sole decision-making authority regarding the underlying Direct Real Estate Investments or CRE Debt Investments held by the Joint Venture Entity, and as a result the Fund may also be subject to the potential risk of impasses on decisions, such as a sale, because neither it nor its joint venture partners would have full control over the investments held by the Joint Venture Entity. See “Risk Factors — If the Fund enters into joint ventures, the Fund will not have sole decision-making authority with respect to the joint venture and the Fund’s joint venture partners could take actions that decrease the value of the investment to the Fund and lower the Fund’s overall return.” Unlike investments in Wholly Owned Entities, investments in Joint Venture Entities may, under certain circumstances, involve risks related to the involvement of a third party, including the possibility that the Fund’s joint venture partners might become bankrupt or fail to fund their required capital contributions. The Fund expects that the other unaffiliated third party joint venture partners that will invest alongside the Fund in a Joint Venture Entity will generally be institutional investors such as public pension funds, corporate pension funds and qualified trusts forming part of an endowment or charitable foundation.

The Fund has not established safeguards it will apply to, or be required in, the Joint Venture Entities. Particular safeguards the Fund will require for investments in Joint Venture Entities will be determined on a case-by-case basis after the Investment Adviser and the Fund’s management consider all facts they feel are relevant, such as the nature and attributes of the Fund’s other potential Joint Venture Entity partners, the proposed structure of the Joint Venture Entity, the nature of the operations, liabilities and assets the Joint Venture Entity may conduct or own, and the proportion of the size of the Fund’s interest when compared to the interests owned by other Joint Venture Entity parties. The Fund expects to consider specific safeguards to address potential consequences relating to:

●	The management of the joint venture, such as obtaining certain approval rights in joint ventures the Fund does not control or providing for procedures to address decisions in the event of an impasse if the Fund shares control of the joint venture.

●	The Fund’s ability to exit a joint venture, such as requiring buy/sell rights, redemption rights or forced liquidation under certain circumstances.

●	The Fund’s ability to control transfers of interests held by other parties in the joint venture, such as requiring consent, right of first refusal or forced redemption rights in connection with transfers.

Asset Class: Publicly Traded CRE Securities

In addition to Direct Real Estate Investments, Private CRE Investment Funds, and CRE Debt Investments, the fourth asset class in which the Fund will invest is Publicly Traded CRE Securities. Publicly Traded CRE Securities consist of those of publicly traded REITs, unsecured REIT debt, REIT preferred stock, CMBS, REOCs, and ETFs. The Fund expects that the underlying CRE assets of its Publicly Traded CRE Securities investments will consist of the two broad categories and four broad types of CRE noted above, plus other types of alternative CRE that are not included in the four broad types of CRE. See “— Underlying CRE Assets of Fund Investments.” The Investment Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser.

Publicly Traded REITs (Equity or Debt). The Fund may invest in REITs, both directly and through its investments in Private CRE Investment Funds that qualify as REITs under the Code. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Many public REITs are listed on major stock exchanges, such as the New York Stock Exchange and NASDAQ. They typically pay out all of their taxable income as dividends to shareholders. In turn, shareholders pay the income taxes on those dividends.

Unsecured REIT Debt. The Fund may also acquire senior unsecured debt of publicly traded REITs that acquire and hold real estate. Publicly traded REITs may own large, diversified pools of CRE properties or they may focus on a specific type of property, such as office properties, industrial warehouses, and multifamily or apartment properties). Publicly traded REITs typically employ leverage, which magnifies the potential for gains and the risk of loss. Corporate bonds issued by these types of REITs or their operating partnerships are usually rated investment grade and benefit from strong covenant protection.

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for the REIT’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

CMBS. CMBS are commercial mortgages pooled in a trust and are principally secured by real property or interests. Accordingly, these securities are subject to all of the risks of the underlying loans. CMBS are structured with credit enhancement, as dictated by the major rating agencies and their proprietary rating methodologies, to protect against potential cash flow delays and shortfalls. This credit enhancement usually takes the form of allocation of loan losses to investors in reverse sequential order of priority (equity to AAA classes), whereas interest distributions and loan prepayments are usually applied sequentially in order of priority (AAA classes to equity).

The typical commercial mortgage is a five or ten-year loan, with a 30-year amortization schedule and a balloon principal payment due on the maturity date. Most fixed-rate commercial loans have strong prepayment protection and require prepayment penalty fees or defeasance. The loans are often structured in this manner to maintain the collateral pool’s cash flow or to compensate the investors for foregone interest collections.

REOCs. The Fund may invest in REOCs, both directly and through its investments in Private CRE Investment Funds. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a REIT, except that a REOC will reinvest its earnings, rather than distributing them to unit holders as REITs do. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make. REOCs will be used by the Fund to generate current income and provide substantial liquidity for the Fund, while having low to moderate correlation to the broader equity markets. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt or warrants.

ETFs. An ETF typically holds a portfolio of securities or contracts designed to track a particular index, market segment, a commodity, bonds, or a basket of assets like an index fund. They are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. Most ETFs are index funds, and tracking an index is less expensive than an actively managed fund. Further, most ETF trades take place with other investors, rather than with the fund company. As a result, ETF expense ratios are typically lower than other funds. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.

Other Investment Vehicles

In addition to the four primary asset classes, the Fund may make investments in other investment vehicles such as closed-end funds, mutual funds and unregistered funds that invest principally, directly or indirectly, in real estate. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Investment Process Overview

The Fund’s investment process is a collaborative effort between the Investment Adviser and the Investment Sub-Adviser, and the Fund expects to benefit from their combined real estate, transaction expertise, and deal-sourcing capabilities. The Investment Adviser will have sole discretion to make investments in the Fund, but has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. See “Risk Factors — Risks Related to Conflicts of Interest.” The Investment Adviser will be responsible for overseeing the management of the Fund’s activities, including its investment strategy, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of its portfolio, subject to the oversight of the Board. The Investment Adviser and the Investment Sub-Adviser intend to hold regular meetings to plan and discuss the Fund’s investment strategy and policies, current market developments, and investment goals. The Fund believes that the experience and investment approach of the Investment Adviser’s and the Investment Sub-Adviser’s respective affiliates and management teams will allow the Fund to successfully execute its investment strategy. See “Portfolio Management” for biographical information regarding the Investment Adviser’s senior investment professionals.

The Fund expects that it will follow the same general investment process for each investment, regardless of the asset class. All investment decisions at the Investment Adviser require an approval from its investment committee (the “Investment Committee”). The Investment Committee comprises nine investment professionals who each bring different perspectives to investment opportunity evaluation. The Investment Committee performs the following functions:

●	Preliminary Investment Review: preliminary review and approval of a potential investment opportunity’s terms. During this stage, the Investment Committee ensures that a potential investment opportunity conforms to the Fund’s investment objectives and desired risk profile, and identifies further analyses to be performed by the underwriting teams prior to final approval.

●	Final Approval: final approval of a potential investment opportunity after evaluating all aspects of the investment, including, but not limited to, the return profile, risks, management team credentials, real estate fundamentals, and legal, accounting, and tax issues. During this stage, the Investment Committee makes a final determination regarding whether a particular proposed investment opportunity meets the Fund’s investment objectives, strategies, and policies, and whether to make the proposed investment.

●	Ongoing Portfolio Review: on an ongoing basis after an investment is made, the Investment Committee considers each investment’s suitability relative to the investment objectives, target investments, return metrics, and risk profile of the Fund, while also weighing the investment’s impact on the Fund’s portfolio, including sector, regional, and manager diversification, and other factors and requirements.

Once the Investment Committee has completed the final review and approval of an investment, the Investment Adviser will have the discretion to make the investment consistent with the Fund’s investment objectives and strategies.

Investment Strategy and Criteria Used in Selecting Investments

The Fund’s disciplined investment strategy focuses on identifying investments that have:

●	attractive risk-adjusted returns;

●	low correlation to the broader markets;

●	low to moderate volatility; and

●	an emphasis on income generation.

The Fund utilizes a multi-strategy, multi-sector approach. The Investment Adviser will use both a quantitative and qualitative screening process when selecting investments for the Fund in connection with its strategy. The Investment Adviser conducts research on various real estate investment options in order to establish a selection of investments to fulfill the Fund’s investment objectives. When constructing and balancing the Fund’s portfolio, the Investment Adviser selects investments that it believes have relatively low volatility and have the potential to generate sustainable, positive, risk-adjusted returns under a wide variety of market conditions.

On-going monitoring of the Fund’s investments will be utilized to assist the Investment Adviser in maintaining portfolio allocations and managing cash in-flows and outflows. The Investment Adviser may strategically rebalance its targeted asset allocation mix according to the current market conditions, but will remain true to its fundamental analysis with respect to each real estate asset class and sector risk, as applicable, over time. The Investment Adviser manages investments over a long-term time horizon while being mindful of the historical context of the capital markets. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful.

Investment Strategy — Direct Real Estate Investments

The Fund intends to employ a multi-sector approach to diversify its Direct Real Estate Investments by property sector — for example, across retail, office, multifamily, hospitality, industrial, medical and/or self-storage sectors. Because each real estate sector has its own investment cycle, correlations across property sectors are generally low. Thus employing a multi-sector approach should assist the Fund in achieving its objective of lower portfolio volatility as well as lower correlation with the broader markets.

For its Direct Real Estate Investments, the Fund, through a REIT Subsidiary, targets acquisitions of fee simple interests (i.e., an absolute title to the underlying real estate free of any other claims) in individual properties with an emphasis on increasing cash available for distribution and long-term capital appreciation from growth in the rental income and value of the Fund’s properties. The criteria for selecting properties is based on the underlying characteristics and fundamentals of the particular real estate sector and multiple layers of underwriting evaluation, including, but not limited to, fundamental value and characteristics of the property, creditworthiness of the tenant, economic characteristics of the area where the property is located, market support for current rents with potential for rent growth, forecasts for operating expenses, correction of any deferred maintenance, required capital expenditures, and transaction structure and pricing.

The Fund believes it can achieve an appropriate risk-adjusted return through rigorous underwriting standards and conservatively project a property’s potential to generate targeted returns from current and future cash flows. The Fund believes its targeted returns can be achieved through a combination of in-place income at the time of acquisition, rent growth, and a property’s potential for appreciation. To achieve an appropriate risk-adjusted return, the Fund intends to maintain a diversified portfolio of Direct Real Estate Investments spread across multiple sectors, tenants, industries, and geographic locations.

Investment in REIT Subsidiary

The Fund may invest up to 25% of its total assets in one or more REIT Subsidiaries. Any REIT Subsidiary will also be managed by the Adviser and will generally invest through wholly owned special purpose companies in direct real estate properties. The Fund will consolidate any REIT Subsidiary for purposes of financial statements, diversification, leverage and concentration.

A REIT Subsidiary generally will be organized as a Maryland corporation and will operate so as to qualify as a REIT for U.S. federal income tax purposes. A REIT Subsidiary will be a “wholly-owned subsidiary” of the Fund pursuant to the definition of that term in the Investment Company Act (i.e., the Fund owns 95% or more of the subsidiary’s outstanding voting securities). The Fund will hold all of the common shares of the REIT Subsidiary. In order to satisfy the Code’s 100-shareholder requirement, certain persons unaffiliated with the Adviser will purchase non-voting preferred shares of the REIT Subsidiary. Such non-voting preferred shares are expected to have a nominal value. The Adviser will not receive a fee for managing the REIT Subsidiary, though the Fund will indirectly incur the REIT Subsidiary’s operating expenses.

For tax purposes, no more than 25% of the Fund’s assets may be invested in the securities of one or more issuers (other than securities of other regulated investment companies) that the Fund controls and that are determined to be engaged in the same or similar trade or business. Under this limitation, the Fund’s investment in the REIT Subsidiaries must be limited to no more than 25% of the value of the Fund’s total assets. This limitation might require the Fund to reduce its allocation of assets to the REIT Subsidiaries in the event that the Fund subsequently forms one or more wholly-owned subsidiaries to which it transfers its holdings of any privately offered real estate debt subject to risk of foreclosure in order to maintain the Fund’s qualification as a regulated investment company.

In order to qualify as a REIT, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Because certain activities, if performed by the REIT Subsidiary, may not be qualifying REIT activities under the Code, the REIT Subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. Even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the REIT Subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to U.S. federal corporate income tax and any applicable state and local taxes without any deduction for distributions to shareholders. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to shareholders generally are not qualified dividends eligible for the reduced rates of tax.

Investment Strategy — Multi-Manager Diversification for Private CRE Investment Funds

The Fund intends to identify and invest in various institutional asset managers of Private CRE Investment Funds with expertise in managing portfolios of real estate and real estate-related securities, as applicable. The Investment Adviser will evaluate asset managers based on their experience, expertise, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private CRE Investment Funds have large minimum investment size and stringent investor qualification criteria intended to limit their direct investors to mainly institutions such as endowments and pension funds — as such, the Fund enables investors to indirectly invest with experienced institutional investment managers. The Fund intends to utilize this approach to further diversify the portfolio so as to achieve lower volatility and lower correlation to broader markets.

These institutional strategies may include any of the following:

Core. The Fund’s “core” strategy targets high-quality Core Properties with real estate assets that provide relatively lower and more stable returns. Such Core Property investments are typically located in primary markets and in the main property types (office, retail, multifamily, industrial, and other alternative CRE properties). Core Properties are stable, well-maintained, well-leased and often of the Class A variety. For example, office properties tend to be Class A buildings with investment grade tenants. Multifamily Core Properties are usually in major metropolitan cities with higher rental rates. Retail would typically be more traditional neighborhood and community strip-mall centers, as well as regional and super regional malls. The Investment Adviser believes that warehouse and research and development properties in strong distribution centers typically offer better chances for predictable cash flow within the industrial sector. As an example, a Class A office Core Property may broadly be defined as 100,000 square feet or larger (five or more floors), concrete and steel construction, recently built and/or very well maintained (excellent condition), with business/support amenities and in a strong identifiable location with good access to a primary metropolitan market. Class A Core Properties are the most prestigious buildings competing for premier tenants with rents above average for the area.

Core Plus. The Fund’s “core plus” strategy seeks moderate risk portfolios with real estate that provides moderate returns. Such investments would ordinarily be considered Core Properties but require a modest value add management approach. A core plus portfolio requires slightly more complex financial structuring and management intensive focus than core portfolio of investments. Focus is on the main property types, in both primary and secondary markets, in Class A or lower quality buildings that require some form of enhancement (i.e. repositioning, redevelopment and/or releasing). In comparison to the Class A example above, a Class B property may be renovated and/or in good condition, potentially smaller in size, in a good location in a primary or secondary metropolitan market. Class B properties compete for a wide range of tenants with rents in the average range for the area.

Value Add. The Fund’s “value add” strategy typically focuses on more aggressive active asset management and often employs more leverage. Such Non-Core Properties typically are lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value add when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. These properties often require enhancement to upgrade them to higher quality properties (i.e., redevelopment/repositioning/ re-tenanting).

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such Non-Core Properties typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

CRE Debt Investments. The Fund may also invest in institutional funds comprised of CRE Debt Investments. CRE Debt Investment opportunities provide potential for attractive current return with little to no capital appreciation. The Fund’s CRE Debt Investment strategy would focus primarily on portfolios of senior secured loans backed by stabilized properties.

Investment Strategy — Investment Sub-Adviser Process

The Sub Advisor’s investment process is focused around the following philosophy:

●	REIT share prices track the value of the underlying assets over time

●	Over the short-term, a variety of factors can cause share prices to deviate from their fundamental value

●	Thorough bottom-up company and industry underwriting and superior access to information will uncover market price inefficiencies

For that portion of the Fund’s investment portfolio allocated to the Publicly Traded CRE Securities strategy, the Investment Sub-Adviser seeks a total return competitive with the FTSE Nareit U.S. Real Estate Index , while offering additional yield by investing in a diversified portfolio of Publicly Traded CRE Securities. In addition to the selection and recommendation of Publicly Traded CRE Securities, the Investment Sub-Adviser may also engage in certain “covered call option strategies” involving Publicly Traded CRE Securities on behalf of the Fund.

A call option is a financial instrument conferring the right of the holder to purchase shares of a particular stock or stock index at a predetermined price (called the “strike price” or “exercise price”) by a certain date. An option is also a derivative because it derives its value from an underlying asset, in this case, shares of Publicly Traded CRE Securities.

The purchaser of a call option pays the seller of the option (called the “writer” of the option) a premium for the option. For purchasers who think the underlying stock or stock index will go up dramatically, call options provide a way to profit from the increase at a smaller investment amount than a direct investment in the underlying stock or stock index. If the stock price of the underlying stock or stock index is above the strike price at exercise date, the purchaser has the right to purchase the stock from the option writer at the pre-determined, lower strike price. In this instance, the option writer receives the strike price plus the option premium payment it received when the option was written. If the stock price is below the strike price, the option will expire worthless and the purchaser of the option will not exercise its option to buy the stock. Thus, in this instance, the option writer will retain the stock but will have enhanced the return through the receipt of the option premium payment.

A “covered call option strategy” is a strategy in which the owner of the underlying stock or stock index sells (or “writes”) the option to the purchaser of the call option and is required to deliver the underlying stock or stock index to the purchaser if the option is exercised. Writing these options provides the seller of the call option with extra income.

A “covered call option strategy” is in contrast to a “naked call option strategy,” in which case the seller does not own the underlying stock or stock index but nevertheless sells the option to purchase the underlying stock or stock index to the option buyer. If the option is exercised by the purchaser, the seller would have to purchase the underlying stock or stock index in the open market, at a premium to the strike price of the call option, and then be required to deliver the underlying stock or stock index to the buyer. The Investment Sub-Adviser will not engage in any “naked call option strategies” on behalf of the Fund. The Investment Sub-Adviser intends to engage in covered call options that are typically “out-of-the-money” on behalf of the Fund.

As part of this investment strategy, the Fund will “write” or sell the call option to the purchaser, permitting that purchaser to purchase the underlying stock or stock index held by the Fund at a pre-determined price and at a time at or prior to the option’s expiration in exchange for a small upfront payment, the “premium.” The Investment Adviser intends to write “out-of-the-money” call options, meaning that the strike price is higher than current market prices of the underlying stock or stock index. It is expected that strike prices will typically range from 3 to 10% above current market prices. The Investment Sub-Adviser intends to write options on behalf of the Fund on baskets of REITs, real estate-related securities, ETFs, or indexes owned by the Fund. Typically, the coverage level (the notional value of the underlying call options, expressed as a percentage of the underlying value of the portfolio) is expected to range between 20-80% depending upon market conditions. The term of the options are generally expected to be one to three-months but may range from a few days to six months or longer depending upon market conditions. The Investment Sub-Adviser intends to sell call options on a rolling basis with a weekly, monthly or quarterly frequency, depending upon underlying capital flows or investment decisions relating to the underlying securities in the Fund. These derivatives may take a variety of forms (call options, swaps, total return swaps, basket swaps, and/or other custom transactions). The derivatives may be listed (i.e., exchange-traded) or over-the-counter options negotiated between the Fund and a counterparty.

The Investment Adviser and Investment Sub-Adviser intend to segregate the Fund’s assets, or otherwise “cover” the Fund’s obligations under the call options sold by the Fund consistent with guidance from the staff of the SEC, and as a result the Fund does not expect that it will be required to comply with asset coverage and other requirements of the 1940 Act concerning the use of covered call option strategies by registered investment companies.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Investment Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Investment Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Investment Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Investment Adviser and the Fund’s portfolio manager are subjective.

Portfolio Disclosures

The disclosure of portfolio holdings information is governed by the Fund’s Portfolio Disclosure Policy adopted by the Board of Trustees. For publicly available information on the Fund’s portfolio holdings, you may visit the Fund’s website, https://www.broadstone.com/investment-opportunities/broadstone-real-estate-access-fund/materials-documents/, where the Fund’s partial portfolio holdings information may be viewed monthly beginning approximately 30 calendar days after the end of each month. Partial portfolio holdings of the Fund may include any combination of portfolio holdings information short of disclosing the Fund’s full portfolio holdings, including but not limited to the top 5 and top 10 portfolio holdings in order of position size, including percentage of portfolio. Full portfolio holdings of the Fund will be provided on a quarterly basis on forms required to be filed with the SEC as follows: (i) portfolio holdings as of the end of each fiscal year will be filed as part of the annual report filed on Form N-CSR; (ii) portfolio holdings as of the end of the first and third fiscal quarters will be filed on Form N-Q; and (iii) portfolio holdings as of the end of the second fiscal quarter will be filed as part of the semi-annual report filed on Form N-CSR. The Fund’s Form N-CSRs and Form N-Qs will be available on the SEC’s website at www.sec.gov or on our website at www.bdrex.com.

RISK FACTORS

Investing in the Fund involves risks, including the risk that an investor may receive little or no return on his, her or its investment or that an investor may lose part or all of such investment. Therefore, investors should consider carefully the following principal risks before investing in the Fund. Discussed below are risks relating to an investment in the Fund and its shares. The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund and its shares. Prospective investors should read this entire prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the investment program of the Fund changes or develops over time, an investment in the Fund may be subject to risks not described in this prospectus. The Fund will update this prospectus to account for any material changes in the risks involved with an investment in the Fund.

Risks Related to an Investment in the Fund

The Fund is a recently formed company and has limited operating history.

The Fund is a recently organized, non-diversified, closed-end management investment company that is operated as an interval fund, with limited operating history. As a result, prospective investors have a limited track record and history on which to base their investment decision. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective, achieve its desired portfolio composition, or raise sufficient capital.

The NAV of the Fund may fluctuate significantly and there is no assurance that it will not decrease.

The Fund’s NAV may be significantly affected by numerous factors, including the risks described in this prospectus, many of which are outside of the Fund’s control. There is no guarantee that the Fund’s NAV will not decrease and it may fluctuate significantly.

No public trading market for the shares will exist, and as a result, an investment in the shares is illiquid.

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list its shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for its shares in the foreseeable future. Moreover, the Fund does not have any arrangements with anyone to act as a market maker with respect to its shares. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.

The Fund will offer to repurchase investor shares on a quarterly basis. As a result, shareholders will have limited opportunities to sell their shares and, to the extent they are able to sell their shares under the program, they may not be able to recover the amount of their investment in the shares.

Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at NAV, after deduction of any applicable repurchase fee (if within the first 90 days of purchase). There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and credit risk tend to have the greatest exposure to liquidity risk.

Unless the Fund experiences substantial net capital appreciation and realized gains, the repurchase price for shares associated with the Fund’s periodic repurchase offers may be at a lower price than the price investors paid for shares, and the timing of the Fund’s repurchase offers may be at a time that is disadvantageous to shareholders.

The Fund intends to offer to repurchase shares at a price equal to the NAV per share on each date of repurchase, after deduction of any applicable repurchase fee. Therefore, if the Fund does not experience net capital appreciation and realize gains following the date investors purchase their shares, any offer price by the Fund to repurchase investor shares may be lower than the price investors paid.

The purchase price at which an investor purchases shares will be based on and subject to changes in the Fund’s NAV per share.

The purchase price at which an investor purchases shares will be based on and subject to changes in the Fund’s NAV per share. As a result, in the event of an increase in the Fund’s NAV per share, an investor’s purchase price may be higher than the per share price paid by other shareholders previously, and therefore an investor may receive fewer shares than if an investor purchased shares previously.

If the Fund is unable to raise substantial funds, the number and type of investments the Fund may make will be limited and the value of an investor’s investment in the Fund will fluctuate with the performance of the specific assets the Fund acquires.

The offering is being made on a “best efforts” basis, meaning that the Distributor is only required to use its best efforts to sell the shares and has no firm commitment or obligation to purchase any shares in the offering. As a result, the amount of proceeds the Fund raises in the offering may be substantially less than the amount the Fund would need to create a diversified portfolio of investments. If the Fund is unable to raise substantial funds, the Fund will make fewer investments resulting in less diversification in terms of the type, number and size of investments that it makes. As a result, the value of a shareholder’s investment may be reduced in the event the Fund’s assets under-perform. Moreover, the potential impact of any single asset’s performance on the overall performance of the portfolio increases. In addition, the Fund’s ability to achieve its investment objective could be hindered, which could result in a lower return on the investments. Further, the Fund will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether the Fund is able to raise substantial funds in this offering. The Fund’s inability to raise substantial funds would increase its fixed operating expenses as a percentage of gross income, reducing the Fund’s net income and limiting its ability to make distributions.

The Board may change the Fund’s primary investment objective by providing shareholders with 60 days’ prior notice, or may modify or waive its current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

The Fund’s investment objective is to seek to generate a return comprised of both current income and long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. In addition, the Board has the authority to modify or waive the Fund’s current operating policies, investment criteria and strategies without prior notice and without shareholder approval. The Fund cannot predict the effect any changes to the Fund’s investment objective, current operating policies, investment criteria and strategies may have on its business, NAV or operating results. However, the effects might be adverse, which could negatively impact the Fund’s ability to pay distributions and cause investors to lose all or part of their investment.

The Investment Adviser and the Fund face cyber-security risks.

The Investment Adviser and the Fund depend heavily upon computer systems to perform necessary business functions. Despite the implementation of a variety of security measures, their computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, the Investment Adviser and the Fund may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the Investment Adviser’s or the Fund’s computer systems and networks, or otherwise cause interruptions or malfunctions in the Investment Adviser’s or the Fund’s operations, which could result in damage to the Investment Adviser’s or the Fund’s reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

The Fund will be highly dependent on information systems and systems failures could significantly disrupt its business.

The Fund’s business will be highly dependent on information technology systems, including systems provided by the Investment Adviser and third parties for which the Fund has no control. Any failure or interruption of the Fund’s systems could cause delays or other problems in its activities, which could have a material adverse effect on the Fund’s financial performance. Potential sources for disruption, damage or failure of the Fund’s information technology systems include, without limitation, computer viruses, human error, natural disasters and defects in design.

The amount of any distributions the Fund may make is uncertain, and the Fund’s organizational documents permit it to pay distributions from any source, including borrowings, sale of assets, and offering proceeds. The Fund’s distribution proceeds may exceed its earnings, particularly during the period before it has substantially invested the net proceeds from this offering. Therefore, portions of the distributions that the Fund makes may be a return of the money that shareholders originally invested and represent a return of capital to shareholders for tax purposes.

The Fund intends, subject to change by the Board, to pay distributions on a quarterly basis. The Fund will pay these distributions to shareholders out of assets legally available for distribution. While the Investment Adviser may agree to limit the Fund’s expenses to ensure that such expenses are reasonable in relation to the Fund’s income, the Fund cannot assure investors that it will achieve investment results that will allow it to make a targeted level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. All distributions paid to Fund shareholders will be paid at the discretion of the Board and will depend on the Fund’s earnings, financial condition, maintenance of its RIC status, compliance with applicable investment company regulations and such other factors as the Board may deem relevant from time to time. The Fund cannot assure investors that it will pay distributions to shareholders in the future.

To the extent that the Fund pays distributions to shareholders using proceeds it receives from proceeds that represent a return of capital to the Fund, such Fund distributions would similarly constitute a return of investor capital and will lower a shareholder’s tax basis in his or her shares.

Reducing a shareholder’s tax basis in his or her shares will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Distributions from the proceeds of this offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital the Fund ultimately invests.

Risks Related to the Fund’s Business

The CRE industry has been and may continue to be adversely affected by economic conditions in the United States and global financial markets generally.

The Fund’s business and operations are dependent on the CRE industry generally, which in turn is dependent upon broad economic conditions. Recently, concerns over global economic conditions, energy and commodity prices, geopolitical issues, deflation, U.S. Federal Reserve short term rate decisions, foreign exchange rates, the availability and cost of credit, the sovereign debt crisis, the Chinese economy, the United States mortgage market and a potentially weakening real estate market in the United States have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatile prices of oil and declining business and consumer confidence, may precipitate an economic slowdown, as well as cause extreme volatility in security prices. Global economic and political headwinds, along with global market instability and the risk of maturing CRE debt that may have difficulties being refinanced, may continue to cause periodic volatility in the CRE market for some time.

Adverse conditions in the CRE industry could harm the Fund’s business and financial condition by, among other factors, the tightening of the credit markets, decline in the value of the Fund’s assets and continuing credit and liquidity concerns and may otherwise negatively impact the Fund’s operations.

Challenging economic and financial market conditions could significantly reduce the amount of income the Fund earns on its CRE investments and further reduce the value of the Fund’s investments.

Challenging economic and financial market conditions may cause the Fund to experience an increase in the number of CRE investments that result in losses, including delinquencies, non-performing assets and taking title to collateral and a decrease in the value of the property or other collateral which secures its investments, all of which could adversely affect the Fund’s results of operations. The Fund may need to establish significant provisions for losses or impairment, be forced to sell assets at undesirable prices, which may result in the Fund incurring substantial losses.

Risks Associated with the Fund’s Investments Generally

The Fund may not be successful in allocating among its targeted asset classes, and there is no assurance that the Fund’s asset allocation will achieve the Fund’s investment objective or deliver positive returns.

The Fund may not allocate effectively among its targeted asset classes, and its allocations may be unsuccessful in achieving its investment objective. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Investment Adviser to allocate effectively among the Fund’s target investments. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

The Fund may be more susceptible than diversified funds to being adversely affected by events impacting a single borrower, geographic location, security or investment type, and is not limited with respect to the proportion of capital that may be invested in a single asset.

As a non-diversified investment company, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by events impacting a single borrower, geographic location, security or investment type.

The Fund has no established investment criteria limiting the size of each investment it makes. If the Fund has an investment that represents a material percentage of its assets and that investment experiences a loss, the value of a shareholder’s investment in the Fund could be significantly diminished.

The Fund is not limited in the size of any single investment it may make and certain of its investments may represent a significant percentage of the Fund’s assets. The Fund may be unable to raise significant capital and invest in a diverse portfolio of assets which would increase its asset concentration risk. Any such investment may carry the risk associated with a significant asset concentration. Should any investment representing a material percentage of the Fund’s assets, experience a loss on all or a portion of the investment, the Fund could experience a material adverse effect, which would result in the value of a shareholder’s investment in the Fund being diminished.

The Fund may make opportunistic investments that may involve asset classes and structures with which it has less familiarity, thereby increasing the Fund’s risk of loss.

The Fund may make opportunistic investments that may involve asset classes and structures with which it has less familiarity. When investing in asset classes with which it has limited or no prior experience, the Fund may not be successful in its diligence and underwriting efforts. The Fund may also be unsuccessful in preserving value, especially if conditions deteriorate and it may expose itself to unknown substantial risks. Furthermore, these assets could require additional management time and attention relative to assets with which the Fund is more familiar. All of these factors increase the Fund’s risk of loss.

The Fund will be subject to additional risks if it makes investments internationally.

The Fund may acquire real estate assets located outside of the United States and it may originate or acquire senior or subordinate loans made to borrowers located outside of the United States or secured by properties located outside of the United States. Any international investments the Fund makes may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located and these laws may expose the Fund to risks that are different from and/or in addition to those commonly found in the United States. The Fund may not be as familiar with the potential risks to its investments outside of the United States and the Fund may incur losses as a result.

A significant portion of the Fund’s investment portfolio will be recorded at fair value as determined in good faith by or under the direction of the Board and, as a result, there may be uncertainty as to the value of the Fund’s investments.

Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is often no public market for the Fund’s target investments. A portion of the Fund’s portfolio will consist of Direct Real Estate Investments. For the purposes of calculating its NAV, the Fund’s Direct Real Estate Investments will initially be valued at cost upon their acquisition, which the Fund expects to represent fair value at that time. Thereafter, the valuation of Direct Real Estate Investments will be based in part on appraisals. Valuations and appraisals of Direct Real Estate Investments will be only estimates of fair value, and do not necessarily represent a price at which an asset would sell, since market prices of assets can only be determined by a negotiation between a willing buyer and seller. Because the price an investor will pay for shares of the Fund is based upon the Fund’s NAV, an investor may pay more than the realizable value or receive less than the realizable value for the investment. The Fund’s NAV may change if the appraised value of the Direct Real Estate Investments materially changes from prior appraisals.

As a result, the Board has adopted methods for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee of the Fund. On a quarterly basis, or more frequently if necessary, the Audit Committee of the Board (as defined below) reviews and the Board ratifies the valuation determinations made by the Valuation Committee with respect to the Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. Valuations of Fund investments will be disclosed quarterly in reports filed with the SEC. See “Determination of Net Asset Value.”

Certain factors that may be considered in determining the fair value of the Fund’s investments include actual or pending transactions or reorganizations, seniority in the Capital Stack, changes to business operations, rental income or expenses, third party data, dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates and/or imperfect information, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments. For a description of the factors that may be considered when valuing the Fund’s CRE investments where a market price is not readily available, see “Determination of Net Asset Value — Investments where a market price is not readily available.”

Risks Associated with the Fund’s Direct Real Estate Investments

By investing in the REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s direct investments in real estate.

Because the REIT Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the REIT Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States, under which the Fund and the REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the REIT Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. There can be no assurance that the REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. If the REIT Subsidiary fails to so qualify, it will be subject to U.S. federal corporate income tax and any applicable state and local taxes on its taxable income.

Because real estate investments are relatively illiquid, the Fund may not be able to vary its portfolio in response to changes in economic and other conditions, which may result in losses to the Fund.

Many of the Fund’s investments will be illiquid, including the Fund’s Direct Real Estate Investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid assets on acceptable terms even if a disposition is in the best interests of the Fund shareholders. The Fund cannot predict whether it will be able to sell any asset for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund.

Borrowers under certain of the Fund’s CRE Debt Investments may give their tenants or other persons similar rights with respect to the collateral. Similarly, the Fund may also determine to give its tenants of its Direct Real Estate Investments a right of first refusal or similar options. Such rights could negatively affect the residual value or marketability of the property and impede the Fund’s ability to sell the collateral or the property.

The Fund may obtain only limited warranties when it purchases a property, which will increase the risk that it may lose some or all of its invested capital in the property or rental income from the property which, in turn, could materially adversely affect the Fund’s business, financial condition and results from operations and the Fund’s ability to make distributions.

The seller of a property often sells such property in an “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, the related real estate purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Despite the Fund’s efforts, it may fail to uncover all material risks during the diligence process. The purchase of properties with limited warranties increases the risk that the Fund may lose some or all of its invested capital in the property, as well as the loss of rental income from that property if an issue should arise that decreases the value of that property and is not covered by the limited warranties. If any of these results occur, it may have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions.

Lease defaults, terminations or landlord-tenant disputes may reduce the Fund’s income from its Direct Real Estate Investments.

The creditworthiness of tenants in the Fund’s Direct Real Estate Investments could become negatively impacted as a result of challenging economic conditions or otherwise, which could result in their inability to meet the terms of their leases. Lease defaults or terminations by one or more tenants may reduce the Fund’s revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant.

The bankruptcy, insolvency or financial deterioration of any of the tenants of the Fund’s Direct Real Estate Investments could significantly delay the ability to collect unpaid rents or require the Fund to find new tenants.

The Fund’s financial position and its ability to make distributions may be adversely affected by financial difficulties experienced by any major tenants, including bankruptcy, insolvency or a general downturn in the business, or in the event any major tenants do not renew or extend their relationship as their lease terms expire. The Fund will be exposed to the risk that tenants may not be able to meet their obligations to the Fund or other third parties, which may result in their bankruptcy or insolvency.

If the Fund overestimates the value or income-producing ability or incorrectly prices the risks of its investments, the Fund may experience losses.

Analysis of the value or income-producing ability of a Direct Real Estate Investment is highly subjective and may be subject to error. The Fund will value its potential Direct Real Estate Investments based on yields and risks, taking into account estimated future losses on such investments and the estimated impact of these losses on expected future cash flow and returns. In the event that the Fund underestimates the risks relative to the price it pays for a particular investment, the Fund may experience losses with respect to such investment.

Insurance may not cover all potential losses on CRE investments made by the Fund which may impair the value of the Fund’s assets.

The Fund will require that each of its tenants of its Direct Real Estate Investments and each of the borrowers under its CRE Debt Investments obtain comprehensive insurance covering the respective properties, including liability, fire, flood, earthquake, and extended coverage, and rental loss insurance, or insurance in place may be subject to various policy specifications, limits, and deductibles. The Fund also generally will obtain insurance directly on any property it acquires. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. The Fund may not obtain, or require tenants or borrowers, as applicable, to obtain certain types of insurance if it is deemed commercially unreasonable.

To the extent capital improvements are not undertaken, the ability of tenants to manage properties effectively and on favorable terms may be affected, which in turn could materially adversely affect the Fund’s business, financial conditions and results of operations and the Fund’s ability to make distributions.

To the extent capital improvements are not undertaken or are deferred, occupancy rates and the amount of rental and reimbursement income generated by a property held as a Direct Real Estate Investments may decline, which would negatively impact the overall value of the affected property. The Fund may be forced to incur unexpected significant expense to maintain properties, or may not have funds for future tenant improvements. Any of these events could have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions.

Environmental compliance costs and liabilities associated with properties or the Fund’s Direct Real Estate Investments may materially impair the value of the Fund’s investments and expose it to liability.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property, such as the Fund and tenants, may be considered an owner, operator, or responsible party of such properties and therefore may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, including materials containing asbestos, at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines, liabilities, and damages for injuries to persons and adjacent property.

Furthermore, the Fund may invest in real estate, or mortgage loans secured by real estate, with environmental problems that materially impair the value of the real estate. Even as a lender, if the Fund takes title to collateral with environmental problems or if other circumstances arise, the Fund could be subject to environmental liability. There are substantial risks associated with such an investment.

If the Fund enters into joint ventures, the Fund will not have sole decision-making authority with respect to the joint venture and the Fund’s joint venture partners could take actions that decrease the value of an investment to the Fund and lower the Fund’s overall return.

The Fund may enter into joint ventures with third parties to make investments. The Fund may also make investments in partnerships or other co-ownership arrangements or participations. The Fund will not, however, invest in a joint venture in which the Investment Adviser, or any of its directors or officers or any of their affiliated persons (as defined in the 1940 Act) has an interest except as permitted by existing regulatory guidance under the 1940 Act, including SEC interpretive positions, or pursuant to an exemptive order from the SEC and with a determination of the Board (including a majority of the Fund’s trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (“the Independent Trustees”)) not otherwise interested in the transaction that such transaction is fair and reasonable to the Fund. The Fund may not have sole decision-making authority and may not be able to take actions to protect its interests in its investments.

In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and trustees from focusing their time and efforts on the Fund’s business. Any of the above might subject the Fund to liabilities and thus reduce its returns on the investment with that joint venture partner.

Further, in some instances, the Fund or its joint venture partner may have the right to trigger a buy-sell arrangement, which could cause the Fund to sell its interest, or acquire its partner’s interest, at a time when the Fund otherwise would not have initiated such a transaction. The Fund’s ability to acquire its partner’s interest may be limited if the Fund does not have sufficient cash, available borrowing capacity or other capital resources. In such event, the Fund may be forced to sell its interest in the joint venture when the Fund would otherwise prefer to retain it.

The price the Fund pays for acquisitions of a Direct Real Estate Investment will be based on the Fund’s projections of market demand, occupancy and rental income, as well as on market factors, and the Fund’s return on its investment may be lower than expected if any of the Fund’s projections are inaccurate.

The price the Fund pays for a Direct Real Estate Investment will be based on the Fund’s projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. In addition, as the real estate market continues to strengthen with the improvement of the U.S. economy, the Fund will face increased competition, which may drive up prices for real estate assets or make loan origination terms less favorable to the Fund. If any of the Fund’s projections are inaccurate or it ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses.

In the event the Fund obtains options to acquire properties, it may lose the amount paid for such options whether or not the underlying property is purchased.

The Fund may obtain options to acquire certain properties. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is purchased. Any unreturned option payments will reduce the amount of cash available for further investments or distributions to the Fund’s shareholders.

Risks Associated with Certain Specific Types of the Fund’s Direct Real Estate Investments.

The Fund will be exposed to certain risks associated with its Direct Real Estate Investments, including general risks affecting all types of commercial real estate and certain specific risks associated with specific asset classes of Direct Real Estate Investments.

The Fund has adopted a non-fundamental policy in which it will invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in a portfolio of institutional quality real estate and real estate-related investments, which will include Direct Real Estate Investments. As a result, the Fund’s portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The Fund will subject to the risks associated with direct ownership of commercial estate generally. See “Risk Factors — Risks Associated with the Fund’s Investments Generally.”

In addition to these general risks associated with Direct Real Estate Investments, the Fund will also be subject to special risks associated with particular sectors or types of commercial real estate, including the following:

●	Rental Properties. Rental properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

●	Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, competition from numerous other retail channels, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

●	Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, regulatory compliance costs, obsolescence and non-competitiveness.

●	Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, short-term leases of multifamily units and the risk of declining market rent, significant vacancies which affect the resale value of multifamily properties, competition from other apartment communities for tenants, affordability of single-family homes as an alternative to multifamily housing, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

●	Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to seasonal risks, adverse economic conditions, and competition than many other commercial properties.

●	Industrial Properties. Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods, and the decline in manufacturing activity in the United States.

●	Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses (especially licensing and certification requirements for participation in government programs including obtaining certificates of need), adequacy of care, pharmaceutical distribution, reduction in reimbursement rates from third party payors such as Medicare or Medicaid, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

●	Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays, regulatory delays concerning zoning or various licensing requirements, as well as adverse changes in local and national economic and market conditions.

●	Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

●	Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments, as well as short-term and seasonal leasing demands. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

●	Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment. Data center properties are also subject to the risks associated with security breaches or the failures of the networks, systems, or technology located within the data centers, and dependence on computer systems.

Risks Associated with the Fund’s CRE Debt Investments

The CRE Debt Investments the Fund will originate and invest in and mortgage loans underlying such investments the Fund will invest in are subject to risks of delinquency, taking title to collateral, loss and bankruptcy of the borrower under the loan. If the borrower defaults, it may result in losses to the Fund.

The Fund’s CRE Debt Investments will be secured by CRE and will be subject to risks of delinquency, loss, taking title to collateral and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by CRE is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. If a borrower defaults or declares bankruptcy and the underlying asset value is less than the loan amount, the Fund will suffer a loss. In this manner, real estate values could impact the value of the Fund’s CRE Debt Investments and Publicly Traded CRE Securities investments. Therefore, the Fund’s investments will be subject to the risks typically associated with real estate.

Provision for loan losses is difficult to estimate, particularly in a challenging economic environment.

In a challenging economic environment, the Fund may experience an increase in provisions for loan losses and asset impairment charges, as borrowers may be unable to remain current in payments on loans and declining property values weaken the Fund’s collateral. The determination of provision for loan losses will require the Fund to make certain estimates and judgments, which may be difficult to determine, particularly in a challenging economic environment. The Fund’s estimates and judgments will be based on a number of factors, including projected cash flow from the collateral securing the Fund’s CRE Debt Investments, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain and are subjective. The Fund’s estimates and judgments may not be correct, particularly during challenging economic environments, and, therefore, the Fund’s results of operations and financial condition could be severely impacted.

The Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as “high yield” and “junk bonds,” which may increase its risk of losses.

The Fund may invest in unrated or non-investment grade CRE Debt Investments or certain Publicly Traded CRE Securities, enter into leases with unrated tenants or participate in subordinate, unrated or distressed mortgage loans. Securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated are referred to as “high yield” securities and “junk bonds,” and may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. The existing credit support in the securitization structure may be insufficient to protect the Fund against loss of principal on these investments. Any loss the Fund may incur may be significant and may reduce distributions and may adversely affect the value of the shares.

Floating-rate CRE Debt Investments, which are often associated with transitional assets, may entail greater risks of default to the Fund than fixed-rate CRE Debt Investments.

Floating-rate loans are often, but not always, associated with transitional properties as opposed to those with highly stabilized cash flow. Floating-rate CRE Debt Investments on such transitional properties may have higher delinquency rates than fixed-rate loans. Borrowers with floating-rate loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed rate in effect during the initial period of the loan to the rate calculated in accordance with the applicable index and margin. Increases in a borrower’s monthly payment, as a result of an increase in prevailing market interest rates may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.

Risks Associated with the Fund’s Private CRE Investment Funds

The Fund may not have sole decision-making authority over the Private CRE Investment Funds and may be unable to take actions to protect its interests in these investments.

Once the Investment Adviser has selected Private CRE Investment Funds in which it intends for the Fund to invest, the Investment Adviser may have limited or no control over the investment decisions made by any such Private CRE Investment Fund, although the Investment Adviser may evaluate regularly each Private CRE Investment Fund and its institutional asset manager to determine whether their respective investment programs are consistent with the Fund’s investment objective. Even though the Private CRE Investment Funds are subject to certain constraints, the asset managers may change aspects of their investment strategies at any time. The Investment Adviser’s ability to withdraw an investment or allocate away from the Private CRE Investment Funds, may be constrained by limitations imposed by the Private CRE Investment Funds, which may prevent the Fund from actively managing its portfolio away from underperforming Private CRE Investment Funds or in uncertain markets. By investing in the Fund, a shareholder will not be deemed to be an investor in any Private CRE Investment Fund and will not have the ability to exercise any rights attributable to an investor in any such Private CRE Investment Fund related to their investment. Such Private CRE Investment Funds may impose another level of fees, both management and incentive fees, which would result in higher costs for the Fund and, therefore, for the Fund’s shareholders. The Fund intends to invest in Private CRE Investment Funds that comply with Rule 206(4)-2 of the Advisers Act, which requires such Private CRE Investment Funds to send investors annual financials that are audited by an independent public accountant that is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board (“PCAOB”).

The Fund may be subject to additional risks if it fails to meet a capital call from the Private CRE Investment Funds.

Under the terms of the limited partnership agreements or limited liability company operating agreements, as applicable, of many of the Private CRE Investment Funds in which the Fund intends to invest, the Fund will make commitments to make capital contributions in specified maximum amounts to such Private CRE Investment Funds (each, a “Capital Contribution”) based on notices provided by the Private CRE Investment Fund (each, a “Capital Call”). These Capital Contributions will be made from time to time generally on an as needed basis rather than upfront. The Capital Contributions would be used by the applicable Private CRE Investment Fund to pay specified expenses of the Private CRE Investment Fund and to make investments in a manner consistent with the investment strategy or guidelines established by the applicable Private CRE Investment Fund. As a result, the Fund as an investor in a Private CRE Investment Fund may be required to make a Capital Contribution to such Private CRE Investment Fund without the benefit of an extensive notice period after a Capital Call and without regard to the Fund’s current financial condition and availability of cash to make such Capital Contribution.

The limited partnership agreement or limited liability company operating agreement, as applicable, of the applicable Private CRE Investment Fund may contain detailed provisions regarding the failure of an investor in such Private CRE Investment Fund to honor its Capital Contribution obligation. The consequences that may be imposed upon a defaulting investor in such Private CRE Investment Fund include interest on overdue amounts, a loss of voting rights in the Private CRE Investment Fund as long as the default is continuing, and (in many cases) a forced sale or forfeiture of the defaulting investor’s interest in the Private CRE Investment Fund in favor of the other investors in such Private CRE Investment Fund.

Because the Fund will have comparatively little notice of when or the amount in which a Capital Call will be made by a Private CRE Investment Fund, and such Capital Call will be required regardless of the financial condition or availability of cash of the Fund, the Fund is subject to the risk that it may default on its obligation to make a Capital Contribution. Should the Fund default on its obligations to make a Capital Contribution, it may be required to pay interest on the overdue amounts, lose its voting rights in the Private CRE Investment Fund, or be subject to a forced sale or forfeiture of all or a portion of its interest in the Private CRE Investment Fund. In such instance, the Fund may experience an adverse effect on its investment in such Private CRE Investment Fund, which could result in a negative impact to the Fund’s shareholders.

The Fund will be subject to certain market risks, as well as a fundamental policy adopted by it as an investment company operating as an interval fund, that may make it difficult for the Fund to honor its Capital Commitments to the Private CRE Investment Funds.

The Fund will be subject to certain market risks that will impact its ability to honor its Capital Commitments to the Private CRE Investment Funds. These risks include, with respect to each of its proposed asset classes:

●	Direct Real Estate Investments: The Fund’s Direct Real Estate Investments are illiquid and are subject to the risks associated with the market for Direct Real Estate Investments generally, including local and regional economic conditions of the Direct Real Estate Investments, the financial condition of the underlying tenants of the Direct Real Estate Investments, and the ability of the Direct Real Estate Investments themselves to produce income.

●	CRE Debt Investments: The Fund’s CRE Debt Investments are subject to the risks associated with the market for CRE Debt Investments, including the specific default risk and credit risk of each of the CRE Debt Investments, and the general interest rate risk associated with CRE Debt Investments.

●	Private CRE Investment Funds: The Fund’s Private CRE Investment Funds are subject to the risks associated with the market for Private CRE Investment Funds generally, including future performance of the assets held by the Private CRE Investment Funds, the investment strategies and policies adopted by the Private CRE Investment Funds, and the continued demand for interests of the Private CRE Investment Funds among prospective investors.

●	Publicly Traded CRE Securities: The Fund’s Publicly Traded CRE Securities are subject to the risks associated with the market for Publicly Traded CRE Securities generally, including the risks associated with those of the securities exchanges upon which the Publicly Traded CRE Securities are traded, credit risk of the issuers of the Publicly Traded CRE Securities, and risks associated with the underlying investments held by the issuers of the Publicly Traded CRE Securities.

The Fund’s ability to honor its Capital Commitments to the Private CRE Fund Investments will be dependent, in part, on the Fund’s ability to manage these market risks, to generate income sufficient to meet the Capital Contributions pursuant to the Capital Calls.

In addition, as an investment company operating as an interval fund, the Fund has adopted a fundamental policy requiring it to make quarterly repurchases offers at NAV (which may vary between classes of shares) of no less than 5% and no more than 25% of the Fund’s shares outstanding. This fundamental policy may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. Further, the Fund is prohibited from suspending or postponing a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Independent Trustees, and then only under very limited circumstances. As a result, the Fund will be required to honor all repurchase requests properly submitted to it, regardless of its financial condition and availability of cash.

The inability of the Fund to manage the market risks associated with its underlying investments, as well as its obligation to honor all repurchases pursuant to the fundamental policy adopted by it, could result in an inability to honor its Capital Commitments to the Private CRE Fund Investments and a resulting adverse effect on the value of the Fund’s investments in such Private CRE Fund Investments.

The Private CRE Investment Funds will not be registered as investment companies under the 1940 Act and as a result, the Fund will not have the benefit of the 1940 Act’s protective provisions.

The Private CRE Investment Funds will not be registered as investment companies under the 1940 Act and, therefore, the Fund will not be able to avail itself of the protections of the 1940 Act with respect to the Private CRE Investment Funds, including certain corporate governance protections, such as the requirement to have a majority Independent Trustees serving on the board, statutory protections against self-dealings and joint transactions by the institutional asset managers and their affiliates, and leverage limitations. Furthermore, some of the institutional asset managers for the Private CRE Investment Funds may not be registered under the Advisers Act, meaning that the Fund will not be able to rely on the statutory protections of that Act either.

Certain Private CRE Investment Fund investments may be short-lived assets and the Fund may not be able to reinvest capital in comparable investments.

Because certain Private CRE Investment Fund investments are short-lived, the Fund may be unable to reinvest the distributions received from the Private CRE Investment Funds in investments with similar returns, which could adversely impact the Fund’s performance.

The Underlying Funds may pursue investment strategies that compete with each other or do not align with those of the Fund.

The Fund’s investments in any particular underlying fund could increase the level of competition for the same trades that other underlying funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to invest in or liquidate a position in a particular security at a price consistent with the Investment Adviser’s strategy.

The valuations of the Fund’s investments in the Private CRE Investment Funds provided by the institutional asset managers of such Private CRE Investment Funds may not be accurate or reliable.

The valuation of the Fund’s investments in Private CRE Investment Funds will be determined by the institutional asset managers of those Private CRE Investment Funds, which valuation may not be accurate or reliable. While the valuation of the Fund’s publicly traded securities are more readily ascertainable, the Fund’s ownership interests in Private CRE Investment Funds are not publicly traded and the Fund will depend on the institutional asset manager to a Private CRE Investment Fund to provide a valuation of those investments. Moreover, the valuation of the Fund’s investment in a Private CRE Investment Fund, as provided by an institutional asset manager for its assets as of a specific date, may vary from the actual sales price of its assets or any secondary market value price for the underlying fund’s interest, if such investments were sold to a third party.

The Fund’s investments in Private CRE Investment Funds and certain Publicly Traded CRE Securities may be subject to the credit risks of the borrowers of debt investments held by such Private CRE Investment Funds or certain Publicly Traded CRE Securities issuers.

The Fund’s investments in Private CRE Investment Funds and certain Publicly Traded CRE Securities may be subject to the credit risks of any borrowers of the debt investments held by certain of the Private CRE Investment Funds or Publicly Traded CRE Securities. There is a risk that borrowers to certain Private CRE Investment Funds or Publicly Traded CRE Securities in which the Fund invests will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of an investment and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the investment. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of an investor’s investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Fund shareholders are not considered investors in the Private CRE Investment Funds and do not have the rights attributable to the investors in such underlying funds.

By investing in the Fund, (i) a Fund shareholder will not be deemed to be an investor in any underlying fund and will not have the ability to exercise any rights attributable to an investor in any such underlying fund (including, without limitation, the right to assert any claims against such underlying fund) related to their investment, and (ii) no underlying fund nor any of its affiliates nor any of their respective employees, directors, officers, partners, current or former stockholders, members, managers (including, without limitation, investment managers, portfolio managers, asset managers and investment advisers, general partners, attorneys, representatives or agents) owes any contractual or other duties (fiduciary or otherwise) to any individual Fund shareholder or has any responsibilities or other obligations to any individual Fund shareholder. The Fund, however, as the investor in each underlying fund, will have all the rights attributable to an investor in each such underlying fund.

Risks Associated with Publicly Traded CRE Securities

The Fund will be subject to the risk of the Investment Sub-Adviser’s “covered call option strategy,” which could result in losses to the Fund and its shareholders.

As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the underlying stock or stock index above the sum of the premium and the strike price of the call. However, the Fund still retains the risk of loss should the price of the underlying stock or stock index decline during the term of the option and prior to exercise. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

As the Fund writes covered calls over more of its portfolio, its ability to benefit from capital appreciation becomes more limited. There are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. See “Investment Objective and Policies — Derivatives” in the SAI for additional information regarding risks associated with option transactions.

The Fund’s investments in the securities of publicly traded REITs will be subject to the risks affecting these REITs directly.

The Fund’s investments in the securities of publicly traded REITs will be subject to a variety of risks affecting those REITs directly. Investments (directly or indirectly) in REITs will subject the Fund to various risks. Share prices of publicly traded REITs may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments, as rising interest rates can negatively impact the value of real estate securities. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

The Fund’s investments in the unsecured debt of publicly traded REITs will be subject to the credit risk of those REITs.

The Fund may also acquire senior unsecured debt of publicly traded REITs that acquire and hold real estate. Publicly traded REITs may own large, diversified pools of CRE properties or they may focus on a specific type of property, such as regional malls, office properties, apartment properties and industrial warehouses. Publicly traded REITs typically employ leverage, which magnifies the potential for gains and the risk of loss.

The Fund will face certain risks specific to its investments in REOCs.

The Fund’s investments in REOCs expose the Fund to unique risks associated with REOCs, including REOC management fees and expenses, volatility in trading markets, and poor performance of the REOC’s holdings. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include: fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.

The Fund may invest in a variety of Publicly Traded CRE Securities, including CMBS and other subordinate securities, which entail certain heightened risks.

The Fund may invest in a variety of Publicly Traded CRE Securities, including CMBS and other subordinate securities, which entail certain heightened risks such as being subject to the first risk of loss if any losses are realized and which may be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS and other Publicly Traded CRE Securities will be adversely affected by payment defaults, delinquencies and losses on the underlying mortgage loans, which increase during times of economic stress and uncertainty. Furthermore, if the rental and leasing markets deteriorate, including by decreasing occupancy rates and decreasing market rental rates, it could reduce cash flow from the mortgage loan pools underlying the CMBS investments that the Fund may make. The market for Publicly Traded CRE Securities is dependent upon liquidity for refinancing and may be negatively impacted by a slowdown in new issuance.

Additionally, Publicly Traded CRE Securities such as CMBS may be subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. The value of Publicly Traded CRE Securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the CRE debt market as a whole. Additional risks may be presented by the type and use of a particular Direct Real Estate Investments, as well as the general risks relating to the net operating income from and value of any commercial property. The exercise of remedies and successful realization of liquidation proceeds relating to Publicly Traded CRE Securities may be highly dependent upon the performance of the servicer or special servicer. Expenses of enforcing the underlying mortgage loan (including litigation expenses) and expenses of protecting the properties securing the loan may be substantial. Consequently, in the event of a default or loss on one or more loans contained in a securitization, the Fund may not recover a portion or all of its investment. Ratings for Publicly Traded CRE Securities can also adversely affect their value.

Certain of the Fund’s Publicly Traded CRE Securities investments may be adversely affected by changes in credit spreads.

Certain Publicly Traded CRE Securities investments the Fund may invest in are subject to changes in credit spreads. When credit spreads widen, the economic value of the Fund’s investments decrease even if such investment is performing in accordance with its terms and the underlying collateral has not changed.

The Fund will face certain risks specific to its investments in ETFs.

The Fund may invest directly in public securities, including ETFs. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. Because ETFs trade on a securities exchange, their shares may trade at a premium or discount to their NAV. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money.

The Fund will incur brokerage costs if it buys or sells shares of an ETF and will also bear its proportionate share of the ETF’s fees and expenses, which are passed through to its shareholders. There can be no assurance that an active trading market for an ETF will develop or be maintained. In addition, there can be no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Risks Related to the Fund’s Financing Strategy

The Fund may be unable to obtain financing required to acquire or originate investments as contemplated in its investment strategy, which could compel it to restructure or abandon a particular acquisition or origination and harm its ability to make distributions.

The Fund expects to fund a portion of its investments with financing. The Fund’s business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. Access to the capital markets and other sources of liquidity was severely disrupted during the credit crisis and, despite recent improvements, the markets could suffer another severe downturn and another liquidity crisis could emerge. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. This may reduce the Fund’s income. To the extent that financing proves to be unavailable when needed, the Fund may be compelled to modify its investment strategy to optimize the performance of the portfolio. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions.

The Fund may not successfully align the maturities of its liabilities with the maturities on its assets, which could harm the Fund’s operating results and financial condition.

The Fund’s general financing strategy is focused on the use of “match-funded” structures. This means that the Fund will seek to align the maturities of its liabilities with the maturities on its assets in order to manage the risks of being forced to refinance its liabilities prior to the maturities of its assets. In addition, the Fund plans to match interest rates on its assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. The Fund may fail to appropriately employ match-funded structures on favorable terms, or at all. The Fund may also determine not to pursue a fully match-funded strategy with respect to a portion of its financings for a variety of reasons. If the Fund fails to appropriately employ match-funded strategies or determines not to pursue such a strategy, its exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially which could harm the Fund’s operating results, liquidity and financial condition.

The Fund’s performance can be negatively affected by fluctuations in interest rates and shifts in the yield curve may cause losses.

The Fund’s financial performance will be influenced by changes in interest rates; in particular, such changes may affect certain of the Fund’s CRE Debt Investments and Publicly Traded CRE Securities to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain of the Publicly Traded CRE Securities, acquire or originate certain of the CRE Debt Investments at attractive prices and enter into hedging transactions. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond its control. If market interest rates increase further in the future, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect the Fund’s cash flow and could adversely impact the Fund’s results of operations.

Interest rate changes may also impact the Fund’s net book value as certain Publicly Traded CRE Securities and hedge derivatives, if any, are marked to market each quarter. Generally, as interest rates increase, the value of the Fund’s fixed rate securities decreases, which will decrease the book value of the Fund’s equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on certain of the Publicly Traded CRE Securities and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets the Fund holds at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on the Fund’s Publicly Traded CRE Securities portfolio and the Fund’s financial position and operations as a change in interest rates generally.

In a period of rising interest rates, the Fund’s interest expense could increase while the interest it earns on its fixed-rate assets or LIBOR capped floating rate assets would not change, which would adversely affect the Fund’s profitability.

The Fund’s operating results will depend in large part on differences between the income from the Fund’s assets less its operating costs, reduced by any credit losses and financing costs. Income from the Fund’s assets may respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Fund’s net income. Increases in these rates may decrease the Fund’s net income and fair value of the Fund’s assets. Interest rate fluctuations resulting in the Fund’s interest expense exceeding the income from the Fund’s assets would result in operating losses for the Fund and may limit the Fund’s ability to make distributions. In addition, if the Fund needs to repay existing borrowings during periods of rising interest rates, it could be required to liquidate one or more of its investments at times that may not permit realization of the maximum return on those investments, which would adversely affect the Fund’s profitability.

The Fund may use short-term borrowings to finance its investments and it may need to use such borrowings for extended periods of time to the extent it is unable to access long-term financing. This may expose the Fund to increased risks associated with decreases in the fair value of the underlying collateral, which could have an adverse impact on the Fund’s results of operations.

While the Fund expects to seek non-recourse, non-mark-to-market, long-term financing through securitization financing transactions or other structures, such financing may be unavailable to it on favorable terms or at all. Consequently, the Fund may be dependent on short-term financing arrangements that are not matched in duration to its financial assets. Short-term borrowing through repurchase arrangements, credit facilities and other types of borrowings may put the Fund’s assets and financial condition at risk. Any such short-term financing may also be recourse to the Fund, which will increase the risk of its investments. The Fund’s financing structures may economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios and other covenants. In the event that the Fund is unable to meet the collateral obligations for its short-term financing arrangements, the Fund’s financial condition could deteriorate rapidly.

The Fund may use leverage in connection with its investments, which may increase the risk of loss associated with its investments.

The Fund may finance the origination and acquisition of a portion of its investments with credit facilities, securitization financing transactions and other term borrowings of up to 33 1/3% of the Fund’s total assets, including leverage incurred through the Fund’s wholly owned subsidiaries, if any, and the value of the assets purchased with the proceeds of the Fund’s indebtedness, if any. The use of leverage may substantially increase the risk of loss and may cause the Fund to have higher expenses. The Fund’s ability to execute this strategy depends on various conditions in the financing markets that are beyond its control, including liquidity and credit spreads. The Fund may be unable to obtain financing on favorable terms or, with respect to its investments, on terms that parallel the maturities of the debt originated or acquired, if it is able to obtain financing at all and the lender may terminate or refuse to review any credit facility. If this strategy will not be viable, the Fund will have to find alternative forms of long-term financing for its assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject the Fund to more restrictive recourse borrowings and the risk that debt service on less efficient forms of financing would require a larger portion of the Fund’s cash flow, thereby reducing cash available for distribution to the Fund, for the Fund’s operations and for future business opportunities.

The 1940 Act will limit the extent to which the Fund may use borrowings and “uncovered” transactions that may give rise to a form of leverage.

As a closed-end investment company that is registered with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various SEC and SEC staff interpretive positions. In accordance with these laws, rules and positions, the Fund may “set aside” liquid assets (often referred to as “asset segregation”), or engage in other SEC or SEC staff-approved measures, to “cover” open positions with respect to certain portfolio management techniques, such as engaging in reverse repurchase agreements, dollar rolls, entering into credit default swaps or futures contracts, or purchasing securities on a when-issued or delayed delivery basis, that may be considered senior securities under the 1940 Act. Although the Fund does not intend to utilize derivative transactions for speculative purposes, the Fund intends to cover any derivative positions by maintaining an amount of cash or liquid securities in a segregated account equal to the face value of those positions and by offsetting derivative positions against one another or against other assets to manage the effective market exposure resulting from derivatives in its portfolio. To the extent that the Fund does not segregate liquid assets or otherwise cover its obligations under such transactions, such transactions will be treated as senior securities representing indebtedness for purposes of the requirement under the 1940 Act that the Fund may not enter into any such transactions if the Fund’s borrowings would thereby exceed 33 1/3% of its total assets, less all liabilities and indebtedness of the Fund not represented by senior securities. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. In addition, these segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.

In addition to any indebtedness incurred by the Fund, the special purpose vehicles that are wholly owned by the Fund or any wholly owned subsidiary of the Fund, may also utilize leverage, including by mortgaging properties held by the special purpose vehicles, or by acquiring property with existing debt. Any such borrowings will generally be the sole obligation of each respective special purpose vehicle, without any recourse to any other special purpose vehicle and the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the financial statements of the special purpose vehicle, or the wholly owned subsidiary of the Fund that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules. If cash flow is insufficient to pay principal and interest on a special purpose vehicle’s borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the Fund.

To the extent that wholly owned subsidiaries of the Fund, directly incur leverage in the form of debt (as opposed to non-recourse borrowings made through special purpose vehicles), the amount of such recourse leverage used by the Fund and such wholly owned subsidiaries, will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Fund. Accordingly, it is the Fund’s present intention to utilize leverage through debt or borrowings in an amount not to exceed 33 1/3% of the Fund’s total assets (i.e., maintain 300% asset coverage), less the amount of any direct debt or borrowing by wholly owned subsidiaries of the Fund.

Credit facilities may contain recourse obligations and any default could materially adversely affect the Fund’s business, liquidity and financial condition.

The Fund may finance certain of its investments through the use of repurchase agreements with one or more financial institutions. Obligations under certain repurchase agreements could be recourse obligations to the Fund and any default thereunder could result in margin calls and further force a liquidation of assets at times when the pricing may be unfavorable to the Fund. The Fund’s default under such repurchase agreements could negatively impact the Fund’s business, liquidity and financial condition.

The Fund may enter into a variety of arrangements to finance its investments, which may require it to provide additional collateral and significantly impact the Fund’s liquidity position.

The Fund may use a variety of structures to finance its investments. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by the Fund declines due to credit quality deterioration, it may be required by its lenders to provide additional collateral or pay down a portion of its borrowings. In a weakening economic environment, the Fund would generally expect credit quality and the value of the investment that serves as collateral for its financing arrangements to decline, and in such a scenario, it is likely that the terms of its financing arrangements would require partial repayment from it, which could be substantial. Posting additional collateral to support its financing arrangements could significantly reduce the Fund’s liquidity and limit its ability to leverage its assets. In the event the Fund does not have sufficient liquidity to meet such requirements, its lenders can accelerate its borrowings, which could have a material adverse effect on the Fund’s business and operations.

Lenders may require the Fund to enter into restrictive covenants relating to its operations, which could limit the Fund’s ability to make distributions.

When providing financing, a lender may impose restrictions on the Fund that affect its distribution and operating policies and its ability to incur additional borrowings. Financing arrangements that the Fund may enter into may contain covenants that limit its ability to further incur borrowings and restrict distributions to the shareholders or that prohibit it from discontinuing insurance coverage or replacing the Investment Adviser. Credit facilities the Fund may enter into may contain financial covenants, including a minimum unrestricted cash covenant. These or other limitations would decrease the Fund’s operating flexibility and its ability to achieve its operating objectives, including making distributions.

Risks Related to the Investment Adviser and Its Affiliates

The Fund relies on the investment expertise, skill and network of the Investment Adviser. The departure of any of the key investment professionals of the Investment Adviser, or the termination of the Investment Advisory or the Investment Sub-Advisory Agreement, could have a material adverse effect on the Fund.

Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Investment Adviser. The Investment Adviser evaluates, negotiates, structures, executes, monitors and services the Fund’s investments, and provides certain administrative and reporting functions with respect to the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Investment Adviser and its experienced executive team of investment professionals. The departure of any members of the Investment Adviser’s experienced executive team could have a material adverse effect on the Fund’s ability to achieve its investment objective.

The Fund’s ability to achieve its investment objective depends on the Investment Adviser’s ability to identify, analyze, invest in, finance and monitor assets that meet the Fund’s investment criteria. The Investment Adviser’s capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Investment Adviser may need to hire, train, supervise and manage investment professionals to participate in the Fund’s investment selection and monitoring process. The Investment Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

In addition, each of the Investment Advisory Agreement and the Investment Sub-Advisory Agreement has a termination provision that allows the parties to terminate the agreements without penalty, upon 60 days’ notice to the other party. If any of these agreements is terminated, it may adversely affect the quality of the Fund’s investment opportunities, and may also be difficult for the Fund to replace the Investment Adviser or Investment Sub-Adviser, as applicable. Furthermore, the termination of any of these agreements may adversely impact the terms of any financing facility into which the Fund may enter, which could have a material adverse effect on the Fund’s business and financial condition.

The success of the Fund depends in large part upon the ability of the Investment Adviser to choose successful institutional asset managers and upon the ability of the Investment Adviser and the institutional asset managers of the Private CRE Investment Funds to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Investment Adviser expects to monitor the institutional asset managers to which the Fund allocates its capital, it is possible that institutional asset managers of the Private CRE Investment Funds may take certain positions in similar or same instruments or markets at the same time, thereby interfering with the Fund’s investment goal. The Fund may also be required to indemnify certain of the Private CRE Investment Funds and the institutional asset managers for any liability, damage, cost or expense arising out of, among other things, breaches of representations and warranties included in the Private CRE Investment Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s shares.

If the Fund and the Investment Adviser are unable to perform due diligence on potential investments in a timely manner, the Fund may lose attractive investment opportunities.

Assessing a potential investment opportunity involves extensive due diligence and the Fund will not complete any investment until the successful completion of such diligence, which includes the satisfaction of all applicable elements of the investment. In addition, the Investment Adviser may also conduct additional environmental site assessments to the extent its management team believes such assessments are necessary or advisable. If the Investment Adviser is unable to perform its due diligence on potential investments in a timely manner, the Fund may lose attractive investment opportunities.

The Investment Adviser and its affiliates have no experience managing a registered management investment company or managing an interval fund.

While members of the Investment Adviser’s experienced executive team have significant experience investing in the Fund’s target investments and managing an interval fund, the Investment Adviser has no investment advisory experience managing a registered management investment company that is operated as an interval fund. Therefore, the Investment Adviser may not be able to successfully operate the Fund’s business or achieve its investment objective. As a result, an investment in the shares may entail more risk than the shares of a comparable company with a substantial operating history. The 1940 Act and the Code impose numerous constraints on the operations of registered management investment companies and RICs that do not apply to the other types of investment vehicles.

The Fund does not own the Broadstone name. Use of the name by other parties may materially adversely affect the Fund’s business, financial condition and results of operations and the ability to make distributions.

“Broadstone” is commonly used and Broadstone’s right to use the name could be challenged, which could be expensive and disruptive with an uncertain outcome. Any of these events could disrupt the Fund’s recognition in the marketplace, damage any goodwill it may have generated and materially adversely affect its business, financial condition and results of operations and ability to make distributions.

The use of estimates and valuations may be different from actual results, which could have a material effect on the Fund’s consolidated financial statements.

The Fund and Board will make various estimates that affect reported amounts and disclosures. Broadly, those estimates will be used in measuring the fair value of certain financial instruments, establishing provision for loan losses and potential litigation liability. Market volatility may make it difficult to determine the fair value for certain of the Fund’s assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these financial instruments in future periods. In addition, at the time of any sales and settlements of these assets and liabilities, the price the Fund ultimately realizes will depend on the demand and liquidity in the market at that time for that particular type of asset and may be materially lower than its estimate of the current fair value. Estimates are based on available information and judgment. Therefore, actual values and results could differ from the Fund’s and Board’s estimates and that difference could have a material adverse effect on the Fund’s consolidated financial statements.

The Fund’s ability to achieve its investment objective and to pay distributions will depend in substantial part upon the performance of the Adviser and third-party contractors, vendors, and service providers.

The Fund will depend on third-party contractors, vendors, and service providers and the Fund’s results of operations and the success of the offering could suffer if its third-party contractors, vendors, and service providers fail to perform or if the Fund fails to manage them properly. The Fund will use third-party contractors, vendors, and service providers including, but not limited to, its external legal counsel, administrators, auditors, compliance firms, research firms, property managers, appraisers, insurance brokers, environmental engineering consultants, valuation firms, construction consultants, financial printers, proxy solicitation firms and transfer agent. If the Fund’s third-party contractors, vendors, and service providers fail to successfully perform the tasks for which they have been engaged to complete, either as a result of their own negligence or fault, or due to the Fund’s failure to properly supervise any such contractors, vendors, and service providers, it could incur liabilities as a result and the Fund’s results of operations and financial condition could be negatively impacted.

Risks Related to Conflicts of Interest

The Investment Adviser and its affiliates, including the Fund’s officers and some of its Board, will face conflicts of interest caused by compensation arrangements with the Fund and its affiliates, which could result in actions that are not in the best interests of the shareholders of the Fund.

The Investment Adviser and its affiliates will receive substantial fees, directly or indirectly, from the Fund in return for their services, and these fees could influence the advice provided to the Fund. Among other matters, the compensation arrangements could affect their judgment with respect to offerings of equity by the Fund, which allow the Distributor to earn additional fees and the Investment Adviser to earn increased Management Fees (whether directly by the Fund or indirectly). Further, the Investment Adviser or its affiliates, in the Investment Adviser’s discretion and from its own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares. As a result of this payment, the Fund’s assets under management will increase, which would result in a corresponding increase in Management Fees payable to the Investment Adviser. The Investment Adviser has not adopted a limitation on the maximum permissible amount of such additional compensation that could be paid to financial intermediaries. In addition, the decision to utilize leverage will increase the Fund’s assets and, as a result, will increase the amount of Management Fees payable to the Investment Adviser and remitted to the Investment Sub-Adviser. Additionally, employees of the Investment Adviser may in the future have portions of their individual compensation arrangements tied to the performance of the Fund. This may cause such individuals to recommend or approve riskier investments or rely more on leverage than would otherwise be the case.

The Investment Adviser and certain of its affiliates may experience conflicts of interest in connection with the management of the Fund, which could hinder the Fund’s ability to implement its investment strategy and to generate returns to shareholders.

The Investment Adviser and its affiliates are simultaneously providing investment advisory services to Broadstone Net Lease and Broadtree Residential. The Investment Adviser and its affiliates may in the future provide investment advisory services to other persons or entities (collectively with Broadstone Net Lease and Broadtree Residential, the “Investment Adviser Clients”). The Investment Adviser and certain of its affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to: the allocation of time and resources of the Investment Adviser and its affiliates between the Fund and other investment activities, including relating to the Investment Adviser’s other managed companies; compensation payable by the Fund to the Investment Adviser and its affiliates; competition with certain affiliates of the Investment Adviser and the other managed companies for investment opportunities; differing recommendations given by the Investment Adviser to the Fund versus other clients; restrictions on the Investment Adviser’s existing business relationships or use of material non-public information with respect to potential investments by the Fund; and the formation of additional investment funds or entrance into other investment banking, advisory, investment advisory, and other relationships by the Investment Adviser or its affiliates.

Certain of the Fund’s executive officers and the key investment professionals of the Investment Adviser and its affiliates, who will perform services for the Fund, may also be executive officers, directors and managers of the Investment Adviser and its affiliates. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time-to-time conflict with the fiduciary duties that they owe to the Fund and the Fund shareholders. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to the Fund’s business, which could result in less effective execution of the Fund’s investment strategy and harm its investment opportunities. If the Fund does not successfully implement its investment strategy, the Fund may be unable to generate the cash needed to make distributions and to maintain or increase the value of its assets. See “Conflicts of Interest.”

In addition to the fees the Fund will pay to the Investment Adviser and the Administrator, the Fund will reimburse the Investment Adviser and the Investment Sub-Adviser for administrative costs and expenses incurred on its behalf, and these administrative costs and expenses may be substantial. These fees, costs, and expenses will also reduce cash available for investment and will increase the risk that an investor will not recover the amount invested in the Fund’s shares.

The Fund will pay the Investment Adviser fees for the services it provides to the Fund, and the Fund will also have an obligation to reimburse the Investment Adviser and the Investment Sub-Adviser for certain administrative costs and expenses they incur and pay on its behalf. Subject to certain limitations and exceptions, the Fund will reimburse the Investment Adviser and the Investment Sub-Adviser for both direct administrative expenses as well as indirect administrative costs. The administrative costs and expenses the Investment Adviser and the Investment Sub-Adviser incur on the Fund’s behalf, including the compensatory costs incurred by the Investment Adviser and the Investment Sub-Adviser and their affiliates can be substantial.

These administrative fees, costs, and expenses will also reduce cash available for investment and will increase the risk that an investor will not recover the amount invested in the Fund’s shares. There are conflicts of interest that arise when the Investment Adviser and the Investment Sub-Adviser make allocation determinations. The Investment Adviser and the Investment Sub-Adviser could allocate costs and expenses to the Fund in excess of what they anticipate and such administrative costs and expenses could have an adverse effect on the Fund’s financial performance and ability to make cash distributions.

The Investment Adviser will face a conflict of interest to performing services on the Fund’s behalf as a result of its investment allocation policy and its obligations to its other clients. Such conflicts may not be resolved in the Fund’s favor, meaning that the Fund could invest in less attractive assets, which could limit its ability to make distributions and reduce shareholders’ overall investment.

The Investment Adviser has established allocation of investment opportunities procedures to ensure that its Investment Adviser Clients are treated fairly and equitably on an overall basis. Many investment opportunities identified by the Investment Adviser are suitable for several of its Investment Adviser Clients, including the Fund. While the Investment Adviser will attempt to secure allocations sufficient to satisfy the demand of all Investment Adviser Clients, including the Fund, demand may exceed the allocation among Investment Adviser Clients, including the Fund. The Investment Adviser’s allocation policy is to fairly and equitably allocate investments to its Investment Adviser Clients, taking into account such factors as available capital, portfolio concentrations, suitability, and any other factors deemed appropriate, based on the investment and allocation principles for each Investment Adviser Client derived from such Investment Adviser Client’s investment policy and governing documents. Many investment opportunities identified by the Investment Adviser are likely to be appropriate for more than one Investment Adviser Client. In such cases, the Investment Adviser shall attempt to secure a sufficient allocation to satisfy the demand of all such Investment Adviser Clients. In the event that the amount of an available investment opportunity is not sufficient to meet demand among Investment Adviser Clients, the Investment Adviser’s allocation policy gives priority to Broadstone Net Lease and Broadtree Residential for investment opportunities that fit within each’s respective then-current investment policy. As a result, even if an investment opportunity is appropriate for another Investment Adviser Client, that Investment Adviser Client may not be able to invest its desired commitment in such opportunity or at all. Because of the priority in allocation to Broadstone Net Lease and Broadtree Residential as a result of this allocation policy, the Investment Adviser will face a conflict of interest in allocating investment opportunities to the Fund in the event that an opportunity is suitable for the Fund and also for Broadstone Net Lease or Broadtree Residential, and the Fund may not be able to invest in the opportunity at all.

The Investment Adviser is obligated to follow these investment opportunity allocation procedures as part of its fiduciary obligations to its other Investment Adviser Clients. The Fund would therefore be limited in its ability to invest in certain investment opportunities, and as a result the Fund’s shareholders could receive reduced distributions.

Risks Related to Regulatory Matters

Legislative, regulatory or administrative changes could adversely affect the Fund or its shareholders.

Legislative, regulatory or administrative changes could be enacted or promulgated at any time, either prospectively or with retroactive effect, and may adversely affect the Fund or its shareholders.

The Fund will be subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on the Fund’s business, financial condition and results of operations.

The Fund and any of its subsidiaries will be subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given the organizational structure, the Fund will be subject to regulation by the SEC, the Internal Revenue Service (“IRS”), and other governmental bodies and agencies. These regulations are extensive, complex and require substantial management time and attention. If the Fund fails to comply with any of the regulations that apply to its business, the Fund could be subjected to investigations as well as substantial penalties and its business and operations could be materially adversely affected. The Fund’s lack of compliance with applicable law could result in, among other penalties, the Fund’s ineligibility to contract with and receive revenue from the federal government or other governmental authorities and agencies. The Fund also expects to have numerous contractual obligations that it must adhere to on a continuous basis to operate its business, the default of which could have a material adverse effect on the Fund’s business and financial condition. The Fund’s internal policies may not be effective in all regards and, further, if the Fund fails to comply with its internal policies, it could be subjected to additional risk and liability. However, the Investment Adviser, the Fund and their affiliates do not provide investment advice regarding the decision to invest in, hold or sell shares of the Fund’s beneficial interest.

The Fund’s ability to enter into transactions with its affiliates will be restricted.

The Fund is prohibited under the 1940 Act from participating in certain joint transactions with certain of its affiliates without relying on an available exemption or the prior approval of the SEC. For purposes of the 1940 Act, the following persons will be considered an affiliate of the Fund and the Fund will generally be prohibited from buying any securities from or selling any securities to such affiliate: (i) any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities; (ii) any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of the Fund, Investment Adviser, the Investment Sub-Adviser, or Administrator; or (iii) any person in which the Fund, the Investment Adviser, the Investment Sub-Adviser, or a person controlling or under common control with the Fund, Investment Adviser, or the Investment Sub-Adviser owns, directly or indirectly, 5% of such person’s voting securities. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same CRE debt, equity and/or securities investments, without the prior approval of the SEC. If a person, directly or indirectly, holds 5% or more of the outstanding voting securities of the Fund, the Investment Adviser or the Investment Sub-Adviser, or is under common control with the Fund, the Investment Adviser or the Investment Sub-Adviser, the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into “joint” transactions with such person, absent an available exemption or the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or trustees or their affiliates.

In addition, the Fund will not be permitted to co-invest with certain entities affiliated with or managed by the Investment Adviser in transactions originated by the Investment Adviser or its affiliates unless it first obtains an exemptive order from the SEC, co-invests alongside the Investment Adviser or its affiliates in accordance with existing regulatory guidance and the allocation policies of the Investment Adviser and its affiliates, as applicable, or is otherwise permitted to do so. There can be no assurance that the Fund, if it does apply for such an exemptive order from the SEC in the future, would obtain such exemptive order, that such relief would be on terms favorable to the Fund, or that the Fund and the Investment Adviser will be able to rely on such exemptive relief for certain potential transaction structures. The Fund may co-invest with the Investment Adviser and its affiliates only in accordance with existing regulatory guidance and applicable allocation policies, which provides only limited relief for such co-investment transactions and which will limit the Fund’s ability to execute its investment strategies. Under the Investment Adviser’s allocation of investment opportunities procedures, in the event of demand among the Investment Adviser’s clients, including the Fund, exceeding the available allocation of investment opportunities, the Investment Adviser will determine whether to reduce a client’s access to the investment opportunity based on the Investment Adviser’s allocation policy and procedures then in effect. As a result of these procedures, certain clients may be given priority with respect to certain investment opportunities. The Fund will not be able to invest alongside any other client of the Investment Adviser in any investment opportunities presented by the Investment Adviser to its clients. Because of this, the Fund will only be permitted to invest in investment opportunities if all other clients of the Investment Adviser with similar investment mandates have determined that the investment opportunity is not suitable for them and have determined not to express interest in the investment opportunity.

In addition, entering into certain transactions that are not deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to joint transactions within the meaning of the 1940 Act in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future joint transactions, the Investment Adviser may avoid allocating an investment opportunity to the Fund that it would otherwise allocate, subject to each of the Investment Adviser’s then-current allocation policies and any applicable exemptive orders, and to the Investment Adviser’s obligations to allocate opportunities in a fair and equitable manner consistent with its fiduciary duties owed to the Fund and other accounts advised by the Investment Adviser, if any, and policies related to approval of investments. Even if the Fund does obtain such exemptive relief, the conditions imposed by the SEC in granting such relief may preclude the Fund from transactions in which it would otherwise be entitled to engage.

Risks Related to the Fund’s Tax Status

The Fund’s failure to qualify as a RIC would subject the Fund’s taxable income to U.S. federal corporate income tax and any applicable state and local taxes and would reduce cash available for distribution to shareholders.

The Fund intends to operate in a manner so as to qualify as a RIC for federal income tax purposes. Qualification as a RIC involves the application of highly technical and complex Code provisions. Even an inadvertent or technical mistake could jeopardize the Fund’s RIC status. The Fund’s qualification as a RIC will depend on its satisfaction of certain asset diversification, source-of-income, and distribution requirements on a continuing basis. The Fund’s ability to satisfy the RIC asset diversification tests and to qualify to be taxed as a RIC will be affected by the RIC distribution requirements and the Fund’s share repurchase program.

Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Fund to qualify as a RIC. If the Fund fails to qualify as a RIC in any taxable year, it would be subject to U.S. federal and applicable state and local income tax on its taxable income at corporate rates, in which case the Fund might be required to borrow or liquidate some investments in order to pay the applicable tax. Losing its RIC status would reduce the Fund’s net income available for investment or distribution to shareholders because of the additional tax liability. In addition, distributions to shareholders would no longer qualify for the dividends-paid deduction and the Fund would no longer be required to make distributions. For a discussion of the RIC qualifications tests and other considerations relating to the Fund’s election to be taxed as a RIC, see “U.S. Federal Income Tax Considerations.”

The Fund’s qualification as a RIC could be jeopardized as a result of an interest in joint ventures or investment funds.

The Fund intends to hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds, such as Private CRE Investment Funds. To the extent that the Fund invests in an entity that is classified as a partnership for U.S. federal income tax purposes, the Fund’s share of the gross income of the entity will be taken into account for purposes of determining whether the Fund satisfies the RIC income test and the Fund’s share of the assets of the entity will be taken into account for purposes of determining whether the Fund satisfies the RIC asset tests. If a partnership or limited liability company in which the Fund owns an interest takes or expects to take actions that could jeopardize the Fund’s qualification as a RIC, the Fund may be forced to dispose of its interest in such entity or contribute such interest to a controlled subsidiary. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Fund to fail a RIC income or asset test and that the Fund would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In addition, the Fund will have to take into account income of such joint ventures and investment funds that are classified as partnerships for tax purposes, without regard to whether such joint ventures or funds make distributions to the Fund to fund its distribution requirements.

Complying with RIC requirements may force the Fund to borrow funds to make distributions to shareholders or otherwise depend on external sources of capital to fund such distributions.

To qualify as a RIC, the Fund is required to distribute annually at least 90% of its the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses to its shareholders. To the extent that the Fund satisfies the distribution requirement, but distributes less than 100% of its taxable income, including net capital gain, it will be subject to federal corporate income tax on its undistributed taxable income. In addition, the Fund may elect to retain and pay income tax on its net long-term capital gain. In that case, if the Fund so elects, a shareholder would be taxed on its proportionate share of the Fund’s undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax the Fund paid. A shareholder, including a tax-exempt or non-U.S. shareholder, would have to file a federal income tax return to claim that credit or refund. Furthermore, the Fund will be subject to a 4% nondeductible excise tax if the actual amount that it distributes to its shareholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time-to-time, the Fund’s taxable income may be greater than its cash flow available for distribution to shareholders as a result of, among other things, investments in assets that generate taxable income in advance of the corresponding cash flow from the assets. Under the Tax Cuts and Jobs Act of 2017, the Fund generally will be required to take certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of income with respect to the Fund’s debt instruments or mortgage-backed securities, such as original issue discount, earlier than would be the case under the general tax rules, although the precise application of this rule is unclear at this time. This rule is effective for tax years beginning after December 31, 2017 or, for debt instruments or mortgage-backed securities issued with original issue discount, for tax years beginning after December 31, 2018. The Fund also may be allocated income from Private CRE Investment Funds or joint ventures that are classified as partnerships for U.S. federal income tax purposes without corresponding distributions. The Fund also may be required to distribute substantial amounts to satisfy its redemption obligations which do not count towards its satisfaction of its RIC distribution requirement.

If the Fund does not have other funds available in the situations described in the preceding paragraphs, it could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable the Fund to distribute enough of its taxable income to satisfy the RIC distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase the Fund’s costs or reduce its equity.

Because of the distribution requirement, it is unlikely that the Fund will be able to fund all future capital needs, including capital needs in connection with investments, from cash retained from operations. As a result, to fund future capital needs, the Fund likely will have to rely on third-party sources of capital, including both debt and equity financing, which may or may not be available on favorable terms or at all. The Fund’s access to third-party sources of capital will depend upon a number of factors, including its current and potential future earnings and cash distributions.

Complying with RIC requirements may cause the Fund to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To continue to qualify as a RIC for federal income tax purposes, the Fund must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets and the amounts it distribute to shareholders. As discussed above, the Fund may be required to make distributions to shareholders at disadvantageous times or when it does not have funds readily available for distribution. Additionally, the Fund may be unable to pursue investments that would be otherwise attractive to it in order to satisfy the requirements for qualifying as a REIT.

The Fund must also ensure that at the end of each calendar quarter, the Fund’s assets meet certain asset tests. As explained in more detail below (see “U.S. Federal Income Tax Considerations — Income and Assets Test” in the SAI), at the end of each quarter of the Fund’s taxable year, at least 50% of the Fund’s assets must consist of cash, certain securities and certain other assets. Distributions of cash and liquidations of qualifying securities to fund repurchases pursuant to the Fund’s share repurchase program or to satisfy RIC distribution obligations may adversely affect the Fund’s ability to satisfy the asset tests to qualify to be taxed as a RIC. If the Fund fails to comply with these requirements at the end of any calendar quarter, it must correct such failure within 30 days after the end of the calendar quarter to avoid losing its RIC status and suffering adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the RIC requirements may hinder the Fund’s ability to operate solely on the basis of profit maximization and may require the Fund to liquidate investments from its portfolio, or refrain from making, otherwise attractive investments. These actions could have the effect of reducing the Fund’s income and amounts available for distribution to shareholders.

The Fund’s acquisition of debt or securities investments may cause the Fund to recognize income for federal income tax purposes even though no cash payments have been received on the debt investments.

The Fund may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest (“PIK”), the Fund may recognize “original issue discount” (“OID”), for federal income tax purposes. Moreover, the Fund may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to the Fund in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly traded” for federal income tax purposes, the modified debt in the Fund’s hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for federal income tax purposes, the Fund may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds its cost of purchasing it. Also, certain loans that the Fund originates and later modifies and certain previously modified debt the Fund acquires in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, the Fund will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis. PIK and OID may provide certain benefits to the Investment Adviser, including increased Management Fees. The presence of OID and PIK creates the risk of non-refundable cash payments to the Investment Adviser in the form of Management Fees based on non-cash OID and PIK accruals that may never be realized, while the Investment Adviser will be under no obligation to reimburse us for these fees.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, the Fund may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, the Fund may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

In order to meet the RIC distribution requirements, it might be necessary for the Fund to arrange for short-term, or possibly long-term borrowings, or to pay distributions in the form of its shares or other taxable in-kind distributions of property. The Fund may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase the Fund’s costs and reduce the value of a shareholder’s investment. In the event in-kind distributions are made, shareholder tax liabilities associated with an investment in the Fund’s common shares of beneficial interest for a given year may exceed the amount of cash the Fund distributes to shareholders during such year.

Liquidation of assets may jeopardize the Fund’s RIC qualification.

To continue to qualify as a RIC, the Fund must comply with requirements regarding its assets and its sources of income. If the Fund is compelled to liquidate its investments to satisfy its obligations to lenders or its redemption or distribution obligations, it may be unable to comply with these requirements, ultimately jeopardizing the Fund’s qualification as a RIC.

Ordinary dividends paid by RICs do not qualify for the reduced tax rates that apply to other corporate distributions or to special rules applicable to REIT dividends.

The maximum tax rate for “qualified dividends” paid by corporations to non-corporate shareholders is currently 20%. Distributions from RICs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are treated as ordinary income. In addition, RIC dividends generally are not eligible for the 20% deduction available to non-corporate shareholders with respect to ordinary REIT dividends in taxable years beginning after December 31, 2017 and before January 1, 2026, except to the extent the Fund makes certain distributions to non-corporate shareholders that are designated by the Fund as “Section 199A dividends” and such shareholders satisfy applicable holding period requirements.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Investment Adviser. The Board is comprised of five trustees (the “Trustees”), including three Independent Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Investment Adviser.

The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of the responsibilities of the various committees of the Board, are set forth under “Management of the Fund” in the SAI.

The responsibilities of the committee of the Fund are set forth under “Determination of Net Asset Value” of this prospectus and under “Management of the Fund” in the SAI.

Investment Adviser

The Investment Adviser, a registered investment adviser under the Advisers Act that is organized as a New York limited liability company, serves as the Fund’s investment adviser. Pursuant to the Investment Advisory Agreement, the Investment Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the Board. The Investment Adviser will have sole discretion to make all investments but has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. See “Risk Factors — Risks Related to Conflicts of Interest.” The Investment Adviser also provides asset management services on behalf of the Fund pursuant to the Investment Advisory Agreement. In accordance with the Investment Advisory Agreement, the Investment Adviser will be reimbursed for certain expenses it or its affiliates incur in connection with providing services to the Fund. For a description of the expenses subject to reimbursement, see “Management of the Fund — Fund Expenses.”

A discussion regarding the basis for the Board’s initial approval of the Investment Advisory Agreement is available in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

Established in 2007, the Investment Adviser provides investment advisory, administrative, and related services to two clients: Broadstone Net Lease and Broadtree Residential, each of which is a privately offered REIT. Broadstone Net Lease focuses on single-tenant net leased real estate throughout the United States. Broadstone Net Lease focuses on investing in properties for the long term to tenants with a track record of success, profitability, and creditworthiness. Broadtree Residential focuses on acquiring and leasing residential real estate properties. The Investment Adviser also investigates, analyzes, structures, and negotiates potential investments, monitors portfolio investments, and advises as to disposition opportunities. As of December 31, 2018, the Investment Adviser had a total of approximately $3.4 billion of regulatory assets under management.

The Investment Adviser is wholly owned by Broadstone Real Estate, a sponsor and manager of real estate investment offerings that uses industry specific expertise and experience to generate and manage investment opportunities for investors seeking income-oriented real estate alternative investments. Broadstone Real Estate and its affiliates, including the Investment Adviser, currently serve over 3,000 shareholders in Broadstone Net Lease and Broadtree Residential.

Investment Sub-Adviser

The Investment Adviser has engaged the Investment Sub-Adviser, a registered investment adviser under the Advisers Act, to act as the Fund’s Investment Sub-Adviser pursuant to the terms of the Investment Sub-Advisory Agreement. The Investment Adviser has delegated to the Investment Sub-Adviser the investment discretion to manage the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities. See “Risk Factors — Risks Related to Conflicts of Interest.”

Administrator

Pursuant to the Administrative Services Agreement, the Investment Adviser has engaged the Administrator to act as administrator. The Administrator, which is organized as a Colorado corporation, will furnish the Fund with the provision of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on behalf of the Fund. In addition, the Administrator will perform the calculation and publication of the Fund’s NAV, and oversee the preparation and filing of the Fund’s tax returns, the payment of the Fund’s expenses and the performance oversight of various third party service providers.

Expense Limitation Agreement

The Investment Adviser and the Fund have entered into the Expense Limitation Agreement pursuant to which the Investment Adviser has contractually agreed to waive its fees and to defer reimbursement for the ordinary operating expenses of the Fund (including all expenses necessary or appropriate for the operation of the Fund and including the Investment Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that such expenses exceed 1.99% and 1.74% per annum of the Fund’s average daily net assets attributable to Class W and Class I shares, respectively. In consideration of the Investment Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Investment Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. The Expense Limitation Agreement will remain in effect through September 25, 2020. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Investment Adviser. See “Management of the Fund.” After one year from the effective date of the registration statement of which this prospectus is a part, the Expense Limitation Agreement may be renewed at the Investment Adviser’s and Board’s discretion.

Investment Adviser Investment Committee

The Investment Adviser has established the Investment Adviser Investment Committee comprised of nine investment professionals who each bring different perspectives to investment opportunity evaluation. The Investment Adviser Investment Committee is responsible for: setting overall investment policies and strategies of the Investment Adviser; monitoring the performance of all investments being considered by the Fund; and generally overseeing investment decisions of the Investment Sub-Adviser and the activities of the Investment Adviser’s Portfolio Manager (see below).

Portfolio Manager

Subject to the Investment Adviser Investment Committee’s oversight, Kate Davis is the Fund’s portfolio manager (the “Portfolio Manager”) and oversees the day to day investment operations of the Fund. The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Transfer Agent

DST Systems, Inc., located at 430 West 7th Street, Kansas City, MO 61405-1407, serves as Transfer Agent.

Custodian

UMB Bank, N.A., with its principal place of business located at 928 Grand Blvd., 5th Floor, Kansas City, Missouri 64106, serves as Custodian for the securities and cash of the Fund’s portfolio. Under a Custodian Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Investment Adviser will pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of, travel expenses, and office space for its officers and employees connected with investment and economic research, trading and investment management, and administration of the Fund. Shareholders do not pay any of the Investment Adviser’s expenses. As described below, however, the Fund bears all other expenses incurred in its business, including amounts that the Fund reimburses to the Investment Adviser and the Investment Sub-Adviser for certain administrative services that the Investment Adviser and the Investment Sub-Adviser provide or arranges at their expense to be provided to the Fund pursuant to the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, as applicable.

Similarly, the Fund directly bears all expenses incurred in its operation, including amounts that the Fund reimburses to the Investment Adviser and the Investment Sub-Adviser for services provided under the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, as applicable.

Expenses borne directly by the Fund include:

●	corporate and organization expenses relating to offerings of shares;

●	the third-party cost of calculating the NAV of shares, including the cost of any valuation services;

●	the cost of effecting sales and repurchases of shares and other securities;

●	the Management Fee;

●	the Administration Fee;

●	real estate transaction related expenses (e.g., title, survey, and Phase 1 expenses).

●	investment related expenses (e.g., expenses that, in the Investment Adviser’s discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including (as applicable), but not limited to, brokerage commissions, interest expenses, dividends on securities sold but not yet purchased, investment-related travel and lodging expenses, research-related expenses, legal, tax, accounting and other due diligence expenses;

●	professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants, tax advisors and other experts;

●	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser, and any custodian or other agent engaged by the Fund;

●	transfer agent and custodial fees;

●	federal and any state registration or notification fees;

●	federal, state and local taxes;

●	fees and expenses of the Independent Trustees;

●	the third-party costs of preparing, printing and mailing reports, notices and other communications, including proxy statements, shareholder reports and notices or similar materials, to shareholders;

●	fidelity bond, Trustees and officers/errors and omissions liability insurance and other insurance premiums;

●	legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, and generally serving as counsel to the Fund);

●	third-party compliance expenses for the Fund, including the cost of any third-party service providers and any compliance program audit programs;

●	external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

●	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002, as amended;

●	all other expenses incurred by the Fund or the Investment Adviser in connection with administering the Fund’s business, including expenses incurred by the Investment Adviser in performing administrative services for the Fund, and the cost of any third-party service providers engaged to assist the Investment Adviser with the provision of administrative services, subject to the limitations included in the Investment Advisory Agreement and the Investment Sub-Advisory Agreement; and

●	any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Except as otherwise described in this prospectus, each of the Investment Adviser and the Investment Sub-Adviser will be reimbursed by the Fund, for any of the above expenses that it pays on behalf of the Fund, including administrative expenses they incur on such entity’s behalf.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of August 1, 2019, the Fund could be deemed to be under control of the Investment Adviser, which had voting authority with respect to 45.8% of the value of the outstanding interests in the Fund on such date. However, it is expected that the ongoing offering of the Fund’s shares to the public will continue to dilute the Investment Adviser’s control until such time as the Fund is controlled by its unaffiliated shareholders.

DETERMINATION OF NET ASSET VALUE

The Fund intends to determine the NAV of shares daily, as of the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m. Eastern Time).

The Fund will calculate the NAV by subtracting liabilities (including accrued expenses or distributions) from the total assets of the Fund (the value of investments, plus cash or other assets, including interest and distributions accrued but not yet received). The Fund’s assets and liabilities are valued in accordance with the principles set forth below.

The Valuation Committee, consisting of personnel from the Investment Adviser whose membership on the Valuation Committee was approved by the Board, values the Fund’s assets in good faith pursuant to the Fund’s valuation policies and procedures that were developed by the Valuation Committee and approved by the Board. The Valuation Committee is comprised of five voting members and two non-voting members. A quorum of at least three members of the Valuation Committee is required for any action thereof. The voting members are: the Fund’s Chief Executive Officer, the Fund’s Chief Financial Officer, the Fund’s Portfolio Manager, an Adviser representative who is not involved in the Fund’s investment strategies, and an Adviser representative from middle office operations. The non-voting members are: the Fund’s Secretary and the Fund’s Chief Compliance Officer or their respective designees. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted policies and procedures for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee. On a quarterly basis, or more frequently if necessary, the Audit Committee reviews and the Board ratifies the valuation determinations made with respect to the Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Investment Adviser provides the Board with periodic reports on a quarterly basis, or more frequently if necessary, describing the valuation process applicable to that period. To the extent deemed necessary by the Investment Adviser, the Valuation Committee may review certain securities valued by the Investment Adviser in accordance with the Fund’s valuation policies. The participation of our Investment Adviser in our valuation process could result in a conflict of interest, since the Management Fee is based on our average daily net assets.

When determining the fair value of an asset, the Valuation Committee seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that the Valuation Committee deems relevant, which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts for the investment, and valuations prepared by independent valuation firms. However, determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Fund’s consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund’s consolidated financial statements. For valuation of properties by the Fund’s independent valuation advisor, RERC, LLC (“RERC”), as discussed more fully below, the Valuation Committee will calculate the fair value of applicable assets based on appraisals performed by the independent valuation advisor and in accordance with the principles discussed above.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates.

The Fund expects that its portfolio will primarily consist of investments that are not actively traded in the market and for which quotations may not be available. For the purposes of calculating NAV, the Valuation Committee uses the following valuation methods:

Investments where a market price is readily available:

Generally, the value of any equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security. Loans or investments traded over the counter and not listed on an exchange are valued at a price obtained from third-party pricing services, including, where appropriate, multiple broker dealers, as determined by the Valuation Committee.

Investments where a market price is not readily available:

For investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Fund will value such investments at fair value as determined in good faith by the Board, with assistance from the Valuation Committee, in accordance with the Fund’s valuation policy.

In making its determination of fair value, the Valuation Committee may retain and rely upon valuations obtained from independent valuation firms; provided that the Valuation Committee shall not be required to determine fair value in accordance with the valuation provided by any single source, and the Valuation Committee shall retain the discretion to use any relevant data, including information obtained from any independent third-party valuation or pricing service, that the Valuation Committee deems to be reliable in determining fair value under the circumstances.

One fundamental element of the valuation process, the valuation of Direct Real Estate Investments, will be managed by RERC, a valuation firm selected by the Adviser and approved by the Board, including a majority of the Independent Trustees. RERC, founded in 1931, is one of the longest-serving commercial real estate research, valuation and consulting firms in the nation with offices throughout the United States. RERC is engaged in the business of rendering opinions regarding the value of commercial real estate properties and is not affiliated with the Fund or the Adviser.

In addition to the foregoing, an independent valuation firm will periodically evaluate certain investments for which a market price is not readily available. Finally, unless the NAV and other aspects of such investments exceed certain thresholds, an independent valuation firm would not undertake such an evaluation.

Below is a description of factors that may be considered when valuing the Fund’s CRE investments, where a market price is not readily available:

●	the size and scope of the CRE investment and its specific strengths and weaknesses;

●	rental income, related rental income, expense amounts and expense growth rates;

●	discount rates and capitalization rates;

●	an analysis of recent comparable sales transactions;

●	bona fide third party purchase offers and sale negotiations;

●	prevailing interest rates for like securities;

●	expected volatility in future interest rates;

●	leverage;

●	call features, put features and other relevant terms of the debt;

●	the borrower’s ability to adequately service its debt;

●	the fair value of the CRE investment in relation to the face amount of its outstanding debt;

●	the quality of collateral securing the Fund’s CRE Debt Investments;

●	industry multiples including but not limited to EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and

●	other factors deemed applicable.

All of these factors may be subject to adjustments based upon the particular circumstances of an investment or the Fund’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

Changes in outstanding shares:

Changes in the number of outstanding shares of the Fund per class resulting from dividends and repurchases shall be reflected no later than in the first calculation on the first business day following such change.

Allocation of income and class expenses:

Expenses related to the distribution of a class of shares of the Fund or to the services provided to shareholders of a class of shares shall be borne solely by such class. The following expenses attributable to the shares of a particular class will be borne solely by the class to which they are attributable:

●	Account maintenance and shareholder servicing fees;

●	Extraordinary non-recurring expenses, including litigation and other legal expenses relating to a particular class; and

●	Such other expenses as the Board determines were incurred by a specific class and are appropriately paid by that class.

Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific class shall be allocated to each class of the Fund on the basis of NAV of that class in relation to the NAV of the Fund. Investment advisory fees, including the Management Fee, custodial fees, and other expenses relating to the management of the Fund’s assets shall not be allocated on a class-specific basis, but rather based upon relative net assets. Income shall be included to the date of calculation. Appropriate provision shall be made for federal income taxes if required.

While the Fund’s valuation policy is intended to result in a calculation of the Fund’s NAV that fairly reflects investment values as of the time of pricing, the Fund cannot ensure that fair values determined by the Valuation Committee would accurately reflect the price that the Fund could obtain for an investment if it were to dispose of that investment as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the investments were sold. The Fund periodically benchmarks the bid and ask prices received from independent valuation firms and/or dealers, as applicable, and valuations received from the independent valuation firms against the actual prices at which it purchases and sells its investments. The Fund believes that these prices will be reliable indicators of fair value.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with the Investment Adviser’s management of the Fund’s investments, and the investments of other accounts for which the Investment Adviser is responsible. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific Investment Adviser, Investment Sub-Adviser, and Administrator compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Investment Adviser has adopted policies and procedures and has structured the Portfolio Manager’s compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

Policies and Procedures for Managing Conflicts; Allocation of Investment Opportunities

Each of the Investment Adviser and the Investment Sub-Adviser and their respective affiliates have both subjective and objective policies and procedures in place designed to manage the potential conflicts of interest among the Investment Adviser’s and either of the Investment Sub-Adviser’s fiduciary obligations to the Fund and their similar fiduciary obligations to other clients. For example and as discussed in further detail below, each of the Investment Adviser and the Investment Sub-Adviser has adopted policies and procedures that seek to allocate investment opportunities between the Fund and their other respective clients fairly and equitably over time. Nonetheless, an investment opportunity that is suitable for multiple clients, including the Fund, the Investment Adviser and the Investment Sub-Adviser or their respective affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed on some clients by the 1940 Act. There can be no assurance that the Investment Adviser’s and Investment Sub-Adviser’s or their respective affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Fund. Not all conflicts of interest can be expected to be resolved in the Fund’s favor.

Allocation of Investment Opportunities by the Investment Adviser

The Investment Adviser and its affiliates are simultaneously providing investment advisory services to the Investment Adviser Clients. As a result, the Investment Adviser has established allocation of investment opportunities procedures which are more fully described in Part 2 of its Form ADV but which are summarized below.

The Investment Adviser must exercise due care to ensure that investment opportunities, which are appropriate and eligible for investment, are allocated fairly and equitably among its Investment Adviser Clients. It is the Investment Adviser’s policy to fairly and equitably allocate investments to its Investment Adviser Clients, taking into account such factors as available capital, portfolio concentrations, suitability, and any other factors deemed appropriate. Many investment opportunities identified by the Investment Adviser are likely to be appropriate for more than one Investment Adviser Client. In such cases, the Investment Adviser shall attempt to secure a sufficient number of allocation to satisfy the demand of all such Investment Adviser Clients. In the event that the amount of an available investment opportunity is not sufficient to meet demand among Investment Adviser Clients, the Investment Adviser’s allocation policy gives priority to Broadstone Net Lease and Broadtree Residential for investment opportunities that fit within each’s respective then-current investment policy. As a result, even if an investment opportunity is appropriate for another Investment Adviser Client, that Investment Adviser Client may not be able to invest its desired commitment in such opportunity or at all.

The Investment Adviser recognizes it is not permissible to allocate an investment opportunity to an Investment Adviser Client on the basis of the amount of compensation or profits that are likely to be realized for the Investment Adviser or its principals. Accordingly, an investment opportunity with strong return potential may not be omitted from the portfolio of an underperforming Investment Adviser Client, if any, on the basis that the Investment Adviser’s overall compensation would be lower if the investment opportunity were acquired by the underperforming Investment Adviser Client.

The primary investment and allocation principles for each Investment Adviser Client are derived from the Client’s Investment Policy and governing documents. In this regard:

Predecessor/Successor Funds. Generally, a new investment fund does not begin investment activities until its predecessor fund has invested or committed a significant portion of its aggregate capital commitments. As a result, issues related to allocation of investment opportunities may arise when the Investment Adviser begins investing in a successor to an existing Investment Adviser Client. In general, the Investment Adviser Client’s governing documents will set forth rules and procedures for the allocation of investment opportunities among such Investment Adviser Clients.

Co-Investment and Strategic Investors. To the extent permitted under an Investment Adviser Client’s governing documents and permitted by applicable law, including the 1940 Act, the Investment Adviser may raise co-investment funds or establish co-investment vehicles to participate in an investment opportunity alongside an Investment Adviser Client. In addition, “strategic investors” may be permitted to co-invest alongside an Investment Adviser Client to the extent permitted under the Investment Adviser Client’s governing documents and permitted by applicable law, including the 1940 Act.

“Side-by-Side” Investment Adviser Clients. When two or more investment vehicles are formed as part of the same investment program for the purpose of making the same investments, investments made by that investment program will be allocated based on their relative capital commitments, subject to all limitations in the applicable governing documents.

Investments Away from Existing Investment Adviser Clients. Investment Adviser Clients generally comprise funds with an ongoing entitlement to new investment opportunities within their investment parameters. In preparing the allocation for any investment, the responsible officer will confirm, in consultation with the Chief Compliance Officer of the Investment Adviser, the basis for determining which Investment Adviser Clients are to participate in the investment and the basis for apportioning the opportunity only to such Investment Adviser Client(s). In accordance with an agreement between the Investment Adviser and Broadstone Net Lease, if the Investment Adviser is presented with a potential investment in a property which might be made by Broadstone Net Lease under its investment policy and one or more other Investment Adviser Clients, the investment will first be offered to Broadstone Net Lease for acquisition, provided Broadstone Net Lease has adequate funds for the investment. In accordance with Broadtree Residential’s investment policy, if Broadtree Residential owns 500 or more multifamily units in a metropolitan statistical area (“MSA”), the MSA is considered to be within Broadtree Residential’s multifamily market exclusivity and if the Investment Adviser is presented with a potential investment in a multifamily property in an applicable MSA which might be made by Broadtree Residential under its investment policy and one or more other Investment Adviser Clients, the multifamily investment opportunity will first be offered to Broadtree Residential for acquisition, provided Broadtree Residential has adequate funds for the investment.

The Investment Adviser shall maintain supporting documentation to include work-papers showing that recommended allocations of limited investment opportunities were made in a manner that was fair and equitable and in accordance with disclosed policies. Questions regarding the proper allocation of limited investment opportunities will be escalated to the Chief Compliance Officer of the Investment Adviser.

In addition, the Investment Adviser is not prohibited from advising or managing other investment advisory accounts or clients in the future. The Investment Adviser may determine if appropriate for the Fund and one or more clients or investment accounts, including the Investment Adviser Clients, to participate in an investment opportunity (after it has determined that such opportunity would be permitted under the 1940 Act).

The Fund will not be able to participate in most allocation of investment opportunities by the Investment Adviser pursuant to the preceding procedures. The Fund is only permitted to co-invest with its affiliates only in accordance with existing regulatory guidance. See “Risk Factors — The Fund’s ability to enter into transactions with its affiliates will be restricted.”

See also “Risk Factors — Risks Related to Conflicts of Interest — “The Investment Adviser will face a conflict of interest to performing services on the Fund’s behalf as a result of its investment allocation policy and its obligations to its other clients. Such conflicts may not be resolved in the Fund’s favor, meaning that the Fund could invest in less attractive assets, which could limit its ability to make distributions and reduce shareholders’ overall investment.”

Allocation of Investment Opportunities by the Investment Sub-Adviser

The Investment Sub-Adviser manages accounts with similar or overlapping investment strategies. In order to address these issues, the Investment Sub-Adviser has put in place an investment allocation policy to ensure that investment opportunities are allocated between the Fund and the Investment Sub-Adviser’s other clients on a fair and equitable basis. Generally, the Investment Sub-Adviser allocates trades among participating accounts with similar investment strategies on a pro-rata basis based on the size of client portfolios.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV per share (for the relevant class) no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the New York Stock Exchange no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares, and the Repurchase Request Deadline, which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Shareholders may be subject to market risk as a result of the delay between the tender of shares and their pricing and the possible decrease in share value as a result of currency fluctuations between the Repurchase Request Deadline and the Repurchase Pricing Date with respect to the Fund’s foreign investments. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account or, with respect to shares held in “street name” by a Financial Intermediary on behalf of an investor, to that investor’s account with such Financial Intermediary, on the date the payment is to be made (the “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of shares outstanding on the Repurchase Request Deadline. The Board may increase the size of Repurchase Offer Amount, up to a maximum of 25% of the total number of shares outstanding on the Repurchase Request Deadline, but it is not expected that the Board will do so.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the New York Stock Exchange on the Repurchase Pricing Date. You may call 833-280-4479 to learn the NAV. The Shareholder Notification offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

In the event of an oversubscription for a repurchase offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during that repurchase offer. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account or, with respect to shares held in “street name” by a Financial Intermediary on behalf of an investor, to that investor’s account with such Financial Intermediary, on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws. Because of the potential for proration, some shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Investment Adviser Investment Committee otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Investment Adviser Investment Committee intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn, would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death, pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Quarterly Distribution Policy

The Fund intends to make a distribution each quarter to its shareholders of the net investment income of the Fund after payment of Fund operating expenses. The distribution rate may be modified by the Board from time to time. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. To the extent that any distribution made by the Fund represents a return of shareholders’ capital, any such distribution will not represent a dividend payment and simply will be treated as a return of capital originally invested by shareholders.

The Fund’s initial distribution occurred on December 31, 2018 for shareholders of record as of December 26, 2018. As of August 1, 2019, the annualized rate of distribution for Class W Shares and Class I Shares was 5.268%. Although a return of shareholder capital generally is not taxable to the recipient, any such return of capital will serve to reduce the shareholder’s tax basis in the shares which will result in a greater tax liability when the shares are sold, even if they have not increased in value or have, in fact, lost value. The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder, require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Fund is currently targeting an annualized quarterly distribution of at least 5%. However, this targeted distribution policy is subject to change, and cannot be guaranteed. The Fund may make cash distributions to shareholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, or non-capital gains proceeds from the sale of assets. The Fund has not established limits on the amount of funds it may use from available sources to make distributions; however, pursuant to Section 19 of the 1940 Act the Fund is prohibited from paying distributions from offering proceeds except under certain circumstances. There is no guarantee that the Fund will achieve its objectives, generate profits or avoid losses. Further, the target annualized distribution is measured at the Fund level and is not equal to actual returns for investors in the Fund. As market conditions and portfolio composition change, the rate of annualized distribution may fluctuate.

The distribution rate may be modified by the Board from time to time. The Board reserves the right to change or suspend the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by DST Systems, Inc. (the “Agent”). Pursuant to the policy, the Fund’s distributions other than liquidating distributions and redemptions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at c/o DST Systems, Inc., 430 West 7th Street, Kansas City, MO 64105-1407. Such written notice must be received by the Agent three days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. With respect to shares held by a Financial Intermediary on behalf of an investor, any written notices will be provided to the Financial Intermediary and shares issued under the dividend reinvestment policy will be issued to the Financial Intermediary account. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below. A shareholder may designate all or a portion of his or her shares for inclusion in the policy, provided that Distributions will be reinvested only with respect to shares designated for reinvestment under the policy.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholder in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders. With respect to shares held by a Financial Intermediary on behalf of an investor, the Agent will distribute all information to the Financial Intermediary and any shares issued under the dividend reinvestment policy will be issued to the Financial Intermediary account.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Considerations.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at 833-276-2766. Certain transactions can be performed by calling the toll-free number 833-276-2766.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. Unless otherwise noted, the following tax discussion applies only to U.S. shareholders that hold shares of the Fund as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, a trust that (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and does not constitute tax advice. For more detailed information regarding tax considerations, see “U.S. Federal Income Tax Considerations” in the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax-deferred account such as an IRA or 401(k) plan, and there are special tax rules applicable to certain types of investors, such as corporate, tax-exempt and non-U.S. investors. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. Investors should consult their tax advisors regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet income and distribution tests each taxable year and asset diversification tests each quarter of each taxable year. If the Fund so qualifies the Fund will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain dividends. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year.

The Fund intends to make sufficient distributions to satisfy the distribution requirement and avoid Fund-level income and excise taxes. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable, whether a shareholder takes them in cash or they are reinvested pursuant to the dividend reinvestment policy in additional shares of the Fund.

Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Such distributions will be eligible for the dividends-received deduction in the case of a corporate shareholder or treatment as qualified dividends (taxable at capital gains rates) in the case of a non-corporate shareholder only to the extent that the shareholder and the Fund meet certain requirements (e.g., shareholder holding period requirements in the Fund and Fund holding period requirements in underlying corporations) and the Fund designates a portion of its dividends as eligible for the dividends-received deduction or treated as qualified dividends. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder (assuming the shares are held as a capital asset). The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year.

The Fund (or the applicable withholding agent) will inform shareholders of the source and tax status of all distributions after the close of each calendar year. If a shareholder sells its Fund shares or such shares are repurchased by the Fund, the shareholder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in the shares. Such gain or loss is treated as capital gain or loss if the shares were held as capital assets. Such gain or loss will generally be long-term capital gain or loss if the shareholder held the shares for more than one year, and would be short-term capital gain or loss if the shareholder did not hold the shares for more than one year. However, any loss realized upon the repurchase of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as capital gain dividends during such six-month period. All or part of any loss realized upon a repurchase of shares may be disallowed to the extent such shareholder purchases shares (including pursuant to the Fund’s dividends reinvestment plan) within 30 days before or after such repurchase. Under certain circumstances, if fewer than all of a shareholder’s shares are repurchased, the repurchase may be treated for U.S. federal income tax purposes as a dividend, rather than a sale of the repurchased shares. Prospective shareholders should consult with their own tax advisors regarding the taxation of share repurchases.

The Fund (or the applicable withholding agent) will be required to report to shareholders and the IRS the gross proceeds from the repurchase or exchange of shares. In addition, adjusted cost basis information is required to be reported to shareholders and the IRS for “covered securities,” which generally include shares of a RIC. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Non-corporate shareholders may be subject to an additional 3.8% Medicare tax on “net investment income,” which includes dividends received from the Fund and net gains from repurchases or other taxable dispositions of shares.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on May 25, 2018. The Fund’s Agreement and Declaration of Trust (“Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses, including interest, on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law may, in certain limited circumstances, be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Administrator will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of entities or other persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., a Colorado corporation located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Class W shares will pay to the Distributor a Shareholder Servicing Fee that will accrue at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class W shares, and is payable on a monthly basis. All or a portion of such Shareholder Servicing Fee may be used to compensate financial industry professionals for providing ongoing shareholder services. Such activities may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Investment Adviser may reasonably request. Class I shares are not subject to a Shareholder Servicing Fee.

Additional Financial Intermediary Compensation

The Investment Adviser or its affiliates, in the Investment Adviser’s discretion and from its own resources, may pay additional compensation to Financial Intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding shares held by shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Payments of Additional Compensation by the Investment Adviser or its affiliates may have the effect of increasing the Fund’s assets under management, which would result in a corresponding increase in Management Fees payable to the Investment Adviser. The Investment Adviser has not adopted a limitation on the maximum permissible amount of the Additional Compensation that could be paid to Financial Intermediaries. See “Risk Factors — Risks Related to Conflicts of Interest.”

The Fund and the Investment Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Investment Adviser and its affiliates in the ordinary course of business.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. Investors may buy and sell shares of the Fund through Financial Intermediaries. Such Financial Intermediaries may be authorized to designate other intermediaries to receive purchase or sale orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or sale order when a Financial Intermediary or, if applicable, a Financial Intermediary’s authorized designee, receives the order. Orders will be placed at the appropriate price, which shall be a price that is not less than the Fund’s NAV (exclusive of commissions) next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and for forwarding payment promptly. Orders placed with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business, will be priced based on the Fund’s NAV determined as of such day, while orders placed with a Financial Intermediary after the close of regular trading (generally after 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business will be priced based on the Fund’s NAV determined on the day following the date upon which such order is received by the Financial Intermediary.

An investor also may complete and sign a subscription agreement for a specific dollar amount equal to or greater than the minimum initial investment for the applicable class of shares and pay such amount at the time of subscription; provided, however, that the Fund reserves the right to accept subscriptions of less than the minimum initial investment for the applicable share class. An investor should make his or her check payable to Broadstone Real Estate Access Fund. Subscriptions will be effective only upon the Fund’s acceptance and it reserves the right to reject any subscription in whole or in part. Subscriptions will be priced based on the Fund’s NAV determined as of the date the subscription is accepted by the Fund.

Subscriptions will be accepted or rejected by the Fund within ten days of receipt and, if rejected, all funds will be returned to subscribers without deduction for any expenses without interest, unless otherwise required by applicable law. Pending acceptance of an investor’s subscription, proceeds will be deposited into an account for his or her benefit. An investor does not have the option of rescinding a purchase order after the shares to be purchased pursuant to the subscription agreement have been issued to the investor. See “— Purchasing Shares.”

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each subscription agreement. As requested on the subscription agreement, investors must supply full name, date of birth, social security number and residential street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Investor Relations at 833-280-4479 for additional assistance when completing a subscription agreement.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Transfer Agent also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

By Mail

To make an initial purchase by mail, complete a subscription agreement and mail the application, together with a check made payable to Broadstone Real Estate Access Fund to:

Broadstone Real Estate Access Fund

c/o DST Systems, Inc.

P.O. Box 219597

Kansas City, MO 64121-9597

Telephone: 833-276-2766

Attn: Investor Relations

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

It is the policy of the Fund not to accept subscription agreements under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any subscription agreement.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed subscription agreement before an investor wires funds. Investors may mail or overnight deliver a subscription agreement to the Transfer Agent. Upon receipt of the completed subscription agreement, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received, if they are received by the Fund’s designated bank before the close of regular trading on the New York Stock Exchange. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: 101000695

Account #: 9872292189

Further Credit: Broadstone Real Estate Access Fund

(shareholder registration)

(shareholder account number)

By Wire — Subsequent Investments

Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 833-280-4479 for more information about the Fund’s Automatic Investment Plan.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each subscription agreement as part of the Fund’s Anti-Money Laundering Program. As requested on the subscription agreement, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Investor Relations at 833-280-4479 for additional assistance when completing a subscription agreement.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial investment is $2,500 for Class W shares and $1,000,000 for Class I shares. The minimum subsequent investment is $1,000 for Class W shares and Class I shares, except for purchases pursuant to the dividend reinvestment policy. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at NAV. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares. The Fund will accept the purchase of shares daily. Eligible investors may exchange a class of shares for another class of shares of the Fund, subject to approval and acceptance by the Fund.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for the investor. Each investor’s financial considerations are different. You should speak with your financial adviser to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of shares. If your Financial Intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class W shares

Class W shares are sold at the then-current NAV per Class W share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class W shares:

●	The minimum initial investment is $2,500, and the minimum subsequent investment is $1,000, except for purchases pursuant to the dividend reinvestment policy. The Fund reserves the right to waive investment minimums; and

●	a Shareholder Servicing Fee that will accrue at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class W shares and is payable on a monthly basis.

The Shareholder Servicing Fee may be used to compensate Financial Intermediaries. The Investment Adviser or an affiliate reimburses the Distributor for monies advanced to selected broker-dealers. Because the Class W shares of the Fund are sold at the then-current NAV per Class W share without an upfront sales load, the entire amount of your purchase is invested immediately.

Class I Shares

Class I shares are sold at the then-current NAV per Class I share. Because the Class I Shares of the Fund are sold at the then-current NAV per Class I share without an upfront sales load, the entire amount of your purchase is invested immediately. The minimum initial investment is $1,000,000, and the minimum subsequent investment is $1,000, except for purchases pursuant to the dividend reinvestment policy. The Fund reserves the right to waive investment minimums. The Fund may permit a Financial Intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; Financial Intermediaries with clients of a registered investment adviser (RIA) purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Class I shares are offered for sale through its Distributor. Class I shares are not subject to the Shareholder Servicing Fee.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class W shares. Such services may include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer’s account; (iv) responding to customer inquiries and requests regarding SAIs, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding prospectuses, SAIs, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) assisting customers in changing account options, account designations and account addresses; (viii) assistance with share repurchases, distribution payments, and reinvestment decisions; (ix) providing overall guidance on a shareholder’s investment in the Fund’s shares; and (x) providing such other similar services as the Fund may reasonably request. Under the Shareholder Services Plan, Class W shares will pay to the Distributor a Shareholder Servicing Fee that will accrue at an annual rate of up to 0.25% of the Fund’s average daily net assets attributable to the respective share class and is payable on a monthly basis. Class I shares are not subject to a Shareholder Servicing Fee. The Shareholder Servicing Fee may be used to compensate Financial Intermediaries for providing ongoing shareholder services.

LEGAL MATTERS

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, Ohio 43215, acts as counsel to the Fund.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 833-276-2766 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning 30 days after receiving your request. This policy does not apply to account statements.

EXPERTS

Deloitte & Touche LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Deloitte & Touche LLP is located at 910 Bausch & Lomb Place, Rochester, NY 14604.

The statements included in this prospectus under the caption “Determination of Net Asset Value” relating to the role of the independent valuation advisor have been reviewed by RERC, an independent valuation expert, and are included in this prospectus given the authority of such firm as experts in property valuations and appraisals.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File No. 333-226108). The complete Registration Statement may be obtained from the SEC at http://www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION AND HISTORY	B-1
INVESTMENT OBJECTIVE AND POLICIES	B-1
REPURCHASES AND TRANSFERS OF SHARES	B-6
MANAGEMENT OF THE FUND	B-10
CODE OF ETHICS	B-14
PROXY VOTING POLICIES AND PROCEDURES	B-15
CONTROL PERSONS AND PRINCIPAL HOLDERS	B-16
INVESTMENT ADVISORY AND OTHER SERVICES	B-16
PORTFOLIO MANAGER	B-18
ALLOCATION OF BROKERAGE	B-18
U.S. FEDERAL INCOME TAX CONSIDERATIONS	B-19
OTHER INFORMATION	B-27
EXPERTS	B-28
FINANCIAL STATEMENTS	B-29
APPENDIX A: INVESTMENT ADVISER PROXY VOTING POLICIES AND PROCEDURES	B-35
APPENDIX B: INVESTMENT SUB-ADVISER’S PROXY VOTING POLICIES AND PROCEDURES	B-37

PRIVACY NOTICE

FACTS	WHAT DOES Broadstone Real Estate Access Fund DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

●     Social Security number and account transactions

●     Account balances and transaction history

●     Wire transfer instructions

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the Broadstone Real Estate Access Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Broadstone Real Estate Access Fund Share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We do not share.
For joint marketing with other financial companies	No	We do not share.
For our affiliates’ everyday business purposes — information about your transactions and experiences	Yes	No
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We do not share.
For nonaffiliates to market to you	No	We do not share.

Questions? Call 1-833-280-4479
Who we are
Who is providing this notice?	Broadstone Real Estate Access Fund
What we do

How does Broadstone Real Estate Access Fund protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Broadstone Real Estate Access Fund collect my personal information?	We collect your personal information, for example, when you ● open an account ● provide account information or give us your contact information ● make a wire transfer or deposit money
Why can’t I limit all sharing?

Federal law gives you the right to limit only

●     sharing for affiliates’ everyday business purposes-information about your creditworthiness

●     affiliates from using your information to market to you

●     sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

●     Broadstone Real Estate Access Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Broadstone Real Estate Access Fund does not jointly market.

Broadstone Real Estate Access Fund

Class W Shares and Class I Shares of Beneficial Interest

August 9, 2019

Investment Adviser	Investment Sub-Adviser
Broadstone Asset Management, LLC	Heitman Real Estate Securities LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

Class W Shares and Class I Shares of Beneficial Interest

August 9, 2019

Broadstone Real Estate Access Fund

Principal Executive Offices

800 Clinton Square

Rochester, New York 14604

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of the Broadstone Real Estate Access Fund (the “Fund”), dated August 9, 2019 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 833-280-4479 or by visiting www.bdrex.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (the “SEC”) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s website at http://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	B-1
INVESTMENT OBJECTIVE AND POLICIES	B-1
REPURCHASES AND TRANSFERS OF SHARES	B-6
MANAGEMENT OF THE FUND	B-10
CODE OF ETHICS	B-14
PROXY VOTING POLICIES AND PROCEDURES	B-15
CONTROL PERSONS AND PRINCIPAL HOLDERS	B-16
INVESTMENT ADVISORY AND OTHER SERVICES	B-16
PORTFOLIO MANAGER	B-18
ALLOCATION OF BROKERAGE	B-18
U.S. FEDERAL INCOME TAX CONSIDERATIONS	B-19
OTHER INFORMATION	B-27
EXPERTS	B-28
FINANCIAL STATEMENTS	B-29
APPENDIX A: INVESTMENT ADVISER PROXY VOTING POLICIES AND PROCEDURES	B-35
APPENDIX B: INVESTMENT SUB-ADVISER’S PROXY VOTING POLICIES AND PROCEDURES	B-37

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. An interval fund is a type of closed-end investment company that is required to offer to repurchase its shares from shareholders at periodic intervals, in the Fund’s case, quarterly. The Fund intends to elect to be taxed as a RIC under the Code. The Fund was organized as a Delaware statutory trust on May 25, 2018. The Fund’s principal office is located at 800 Clinton Square, Rochester, NY 14604, and its telephone number is (585)-287-6500. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class W and Class I shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares; and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek to generate a return comprised of both current income and long-term capital appreciation with low-to-moderate volatility and low correlation to the broader markets. There can be no assurance that the Fund will achieve its investment objective.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities’ that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the value of its total assets in the securities of companies or entities engaged in any one industry, or group of industries, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objective and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs).

Securities Lending

Although the Fund does not currently intend to engage in securities lending, it may do so in the future. Prior to engaging in securities lending, the Fund will enter into securities lending agreements. Once the Fund enters into such agreements, it may lend its portfolio securities in an amount not exceeding one-third of its total assets to financial institutions such as banks and brokers if the loan is collateralized in accordance with applicable regulations. Under the present regulatory requirements which govern loans of portfolio securities, the loan collateral must, on each business day, at least equal the value of the loaned securities and must consist of cash, letters of credit of domestic banks or domestic branches of foreign banks, or securities of the U.S. Government or its agencies. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter. Such terms and the issuing bank would have to be satisfactory to the Fund. Any loan might be secured by any one or more of the three types of collateral. The Fund’s Board has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur. As such, the terms of the Fund’s loans must permit the Fund to reacquire loaned securities on five days’ notice or in time to vote on any material matter and must meet certain tests under the Code.

The primary risk in securities lending is a default by the borrower during a sharp rise in price of the borrowed security resulting in a deficiency in the collateral posted by the borrower. The Fund will seek to minimize this risk by requiring that the value of the securities loaned be computed each day and additional collateral be furnished each day if required. In addition, the Fund is exposed to the risk of delay in recovery of the loaned securities or possible loss of rights in the collateral should the borrower become insolvent. As well, all investments made with the collateral received are subject to the risks associated with such investments. If such investments lose value, the Fund will have to cover the loss when repaying the collateral.

The costs of securities lending do not appear in the Fund’s fee table and the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

Other Fundamental Policies

The Fund will make quarterly repurchase offers for no less than 5% of the shares outstanding at NAV less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the shareholders are notified in writing of each quarterly repurchase after the Repurchase Request Deadline or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Fundamental Policies

The following is an additional investment limitation of the Fund and may be changed by the Board without shareholder approval.

80% Investment Policy. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate-related investments, as further described in the Prospectus. For purposes of compliance with this 80% real estate investment policy, each of the Direct Real Estate Investments, Private CRE Investment Funds, Publicly Traded CRE Securities, and CRE Debt Investments that are pooled investment vehicles in which the Fund invests will have at least 80% of its assets invested in real estate or real estate-related investments, or will have adopted a policy to invest at least 80% of its assets in the securities of real estate or real estate-related issuers. Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% real estate investment policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, under normal circumstances, the Fund intends to invest at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a diversified portfolio of institutional quality real estate and real estate-related investments, which will be comprised of the following primary asset classes: (i) Direct Real Estate Investments, (ii) Private CRE Investment Funds, (iii) Publicly Traded CRE Securities, and (iv) CRE Debt Investments. The Fund expects that its Direct Real Estate Investments will be held through the REIT Subsidiary. Further, the Fund expects that its CRE Debt Investments will be held through wholly owned subsidiaries or joint ventures.

No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Investment Adviser believes the Fund will achieve diversification by investing across real estate asset classes, property types, positions in the Capital Stack and geographic locations. The majority of the underlying real estate of the Fund’s investments will be located in the United States, but the Fund may also make investments internationally. The Fund has not adopted a policy specifying a maximum percentage of its assets that may be invested in properties located outside of the United States or properties located in any one non-U.S. country, or in securities of non-U.S. issuers or the securities of issuers located in any one non-U.S. country. See “Risk Factors — The Fund will be subject to additional risks if it makes investments internationally,” contained in the Prospectus. The Fund’s investment adviser is Broadstone Asset Management, LLC, a New York limited liability company, a registered investment adviser under the Advisers Act. The Investment Adviser has engaged Heitman Real Estate Securities LLC to act as the Fund’s Investment Sub-Adviser, and the Administrator is ALPS Fund Services, Inc. The Investment Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the Board. The Investment Adviser will have sole discretion to make all investments but has delegated to the Investment Sub-Adviser the investment discretion to manage the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities. See “Risk Factors — Risks Related to Conflicts of Interest” in the Prospectus. Any investment sub-adviser chosen by the Investment Adviser will be paid by the Investment Adviser based only on the portion of Fund assets allocated to any such investment sub-adviser by the Investment Adviser. Shareholders do not pay any investment sub-adviser fees. The Investment Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Private CRE Investment Funds

The Fund attempts to achieve its investment objective by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities. The Fund will invest in securities issued by Private CRE Investment Funds that may be structured as limited partnerships or limited liability companies and that hold real estate assets including office, industrial, multifamily and office properties. Private CRE Investment Funds typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date. Additionally, the Fund may acquire investments in Private CRE Investment Funds from one or more sellers who are existing investors in the Private CRE Investment Funds in one or more secondary transactions.

Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund will seek to achieve diversification by investing across real estate asset classes, property types, positions in the Capital Stack, and geographic locations. In addition to diversification across real estate asset classes, property types, positions in the Capital Stack and geographic markets, Private CRE Investment Funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type, positions in the Capital Stack and geographic investments; however, many of the Private CRE Investment Funds have NAV limitations for any one individual property held by such Funds relative to the NAV of the Private CRE Investment Fund’s overall portfolio. While some institutional asset managers will seek diversification across property types, certain Private CRE Investment Funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories.

The Private CRE Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus or other economic or property specific factors, each Private CRE Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private CRE Investment Fund specific and may apply to an overall portfolio limitation as well as a property specific limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

The Fund seeks, through the Private CRE Investment Funds, to focus primarily on direct real estate investments held by the Private CRE Investment Funds or on investments in real estate operating companies that acquire, develop and manage real estate; as a result, the Fund will invest no more than 10% of its net assets in pooled investment vehicles, including Private CRE Investment Funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund has not set a limitation on the amount of its investments that it may invest in all other Private CRE Investment Funds (e.g., those not within the definitions of investment company under Section 3(a)(1) of the 1940 Act (not primarily engaged in investing, reinvesting or trading in securities and have less than 40% of their total assets, on an unconsolidated basis, in “investment securities” as defined in the 1940 Act), or are otherwise excluded from the definition of investment company by Section 3(c)(5)(C) of the 1940 Act because they are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate). The Fund expects that many of the Private CRE Investment Funds generally will charge a management fee of 1.00% to 2.00%, and up to 20% of net profits as a “carried interest” allocation.

Other Underlying Funds

The Fund may invest in securities of other underlying funds, including REITs and ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances, a prohibition on the Fund from acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund, if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.25%. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Investment Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% limitation and the 10% limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by FINRA for funds of funds.

Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares, which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s NAV; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Investment Adviser deem appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Investment Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities or commodities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or commodity at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security or commodity with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

Successful use of futures also is subject to the Investment Sub-Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Investment Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Investment Sub-Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Non-Diversified Status

Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax asset requirements for RIC qualification.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy will include all requirements of Rule 23c-3(b)(2)(i)(A)-(D) of the 1940 Act governing such repurchases applicable to the Fund. The Repurchase Offer Policy also provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Investment Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

(1)	The repurchase offers will be made in March, June, September, and December of each year.

(2)	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and no more than 42 of the Repurchase Request Deadline (or the preceding business day if the New York Stock Exchange is closed on that day).

(3)	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. Generally, the Fund does not charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline. The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a Shareholder Notification providing the following information:

(1)	A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

(2)	Any fees applicable to such repurchase, if any;

(3)	The Repurchase Offer Amount;

(4)	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and Repurchase Payment Deadline;

(5)	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

(6)	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

(7)	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

(8)	The circumstances in which the Fund may suspend or postpone a repurchase offer;

(9)	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

(10)	The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject of a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Exchange Act.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

(1)	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others; or

(2)	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Independent Trustees, and only:

(1)	If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Code;

(2)	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

(3)	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

(4)	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

(5)	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing NAV: The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

(1)	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

(2)	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

(3)	Customary national, local, and regional business holidays.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Investment Adviser, but shall continue to be responsible for monitoring the Investment Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

(1)	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting an offer and the mechanics of transfer).

(e)	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

(2)	If market developments impair the liquidity of a security, the Investment Adviser should review the advisability of retaining the security in the portfolio. The Investment Adviser should report the basis for their determination to retain a security at the next Board meeting.

(3)	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

(4)	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

Disclosure of its fundamental policy regarding periodic repurchase offers.

(1)	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers,

(b)	the Repurchase Offer Amount and the amount tendered in each repurchase offer, and

(c)	the extent to which in any repurchase offer the Fund repurchased shares pursuant to the procedures described above.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of trustees of a registered investment company organized as a statutory trust. The business of the Fund is managed under the direction of the Board, in accordance with the Declaration of Trust and the Fund’s bylaws (“Bylaws” and together with the Declaration of Trust, the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, three of whom are Independent Trustees. Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes.

Board Leadership Structure. Amy L. Tait is the Chairman of the Board. Additionally, under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session at least quarterly. Under the Declaration of Trust and Bylaws, the Chairman of the Board is responsible for (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies, including (i) setting the agendas for Board meetings and (ii) providing information to Board members in advance of each Board meeting and between Board meetings. The Fund believes that its Chairman, the chair of the Audit Committee and the Nominating and Corporate Governance Committee, and as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.

Amy L. Tait and Christopher J. Czarnecki may be deemed to be interested persons of the Fund by virtue of their ownership interests in and senior management roles at the Investment Adviser and/or its affiliates, and the portfolio management services they provide to the Fund. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee happens to be independent or a member of management. Michael E. Jones currently serves as the lead Independent Trustee of the Fund. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board.

Board Risk Oversight. The Board has a standing independent Audit Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee and Officer Qualifications

Following is a list of the Trustees and executive officers of the Fund and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is: c/o Broadstone Asset Management, LLC, 800 Clinton Square, Rochester, New York 14604.

Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Z. Jamie Behar (62)	Trustee	Investment Management Consultant for Evercore Trust Company, 2016-2017; Managing Director, Real Estate & Alternative Investments for GM Investment Management Corporation, 2005-2015	1	Sunstone Hotel Investors, Inc.; Gramercy Property Trust Inc.; Forest City Realty Trust Inc.; ARMOUR Residential REIT, Inc.; Shurgard Self Storage SA; Puppies Behind Bars
Collete English Dixon (61)	Trustee	Executive Director of the Marshall Bennett Institute of Real Estate and Chair of the Real Estate Department of the Heller College of Business at Roosevelt University, 2017-present; Managing Principal of Libra Investments Group, LLC, 2016-present; Executive Director and Vice President of Transactions, for PGIM Real Estate, 2008-2016	1	Housing Partnership Equity Trust; Advance REI
Michael E. Jones (64)	Trustee	Co-Founder and Chief Investment Strategist of High Probability Advisors, LLC, 2017-present; Senior Vice President and Senior Portfolio Management for Federated Clover Investment Advisors, 2008-2014	1	N/A

Interested Trustees and Officers

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Amy L. Tait (60)	Chairman and Trustee	Chairman of the board of managers of Broadstone Real Estate, 2017-present; Chief Executive Officer of Broadstone Real Estate, 2006-2017.	1	Broadstone Net Lease, Inc.; Broadtree Residential, Inc.; Broadstone Real Estate, LLC; IEC Electronics Corp.; Home Properties, Inc.
Christopher J. Czarnecki (38)	Chief Executive Officer and Trustee	Chief Executive Officer of Broadstone Real Estate, Broadstone Net Lease, and Broadtree Residential, 2017 – present; President and Chief Financial Officer of Broadstone Real Estate and Broadstone Net Lease, 2015 – 2017; Executive Vice President and Chief Financial Officer of Broadtree Residential, 2009 – 2015.	1	Broadstone Net Lease, Inc.; Broadtree Residential, Inc.; Broadstone Real Estate, LLC; The Strong National Museum of Play
Kate Davis (38)	President and Portfolio Manager	Portfolio Manager and Head of Research & Operations for the Resource Real Estate Diversified Income Fund at Resource America, Inc., June 2014 – August 2017; Vice President, Real Estate Credit for Resource America, Inc., January 2013 – June 2014; Corporate Finance and Business Development at Microsoft, 2008-2013.	N/A	N/A
Ryan M. Albano (37)	Chief Financial Officer and Treasurer	Executive Vice President and Chief Financial Officer of Broadstone Real Estate, Broadstone Net Lease, and Broadtree Residential, 2017 – present; VP – Finance of Broadstone Real Estate and Broadstone Net Lease, 2013 – 2017; Assistant CFO, Manning & Napier, Inc., 2011 to 2013	N/A	N/A
Lucas Foss (41)	Chief Compliance Officer	Vice President and Deputy Chief Compliance Officer, ALPS Fund Services, Inc., 2017 – present; Director of Compliance, Transamerica Asset Management, 2015 – 2017; Deputy Chief Compliance Officer, ALPS Fund Services, Inc. 2012 – 2015.	N/A	N/A
John D. Moragne (37)	Secretary	Executive Vice President, Chief Operating Officer and Secretary of Broadstone Real Estate, Broadstone Net Lease and Broadstone Residential, 2018 – present; Executive Vice President, General Counsel, Chief Compliance Officer, and Secretary of Broadstone Real Estate, Broadstone Net Lease and Broadtree Residential, 2016 – 2018; Partner at Vaisey Nicholson & Nearpass PLLC, April 2015 – February 2016; corporate and securities attorney at Nixon Peabody LLP, September 2007 – March 2015	N/A	N/A

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to all present and future funds advised by the Investment Adviser or its affiliates.

Board Committees

In addition to serving on the Board, Trustees may also serve on the Audit Committee of the Fund or the Nominating and Corporate Governance Committee of the Fund, both of which have been established by the Board to handle certain designated responsibilities. The Board has designated a chairman of the Audit Committee and the Nominating and Corporate Governance Committee. Subject to applicable laws, the Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in the Fund’s best interest.

Audit Committee

The Audit Committee operates pursuant to an Audit Committee Charter adopted by the Board and is responsible for selecting, engaging and discharging the Fund’s independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Fund’s independent registered public accounting firm, approving professional services provided by the Fund’s independent registered public accounting firm (including compensation therefor), reviewing the independence of the Fund’s independent registered public accounting firm and reviewing the adequacy of the Fund’s internal control over financial reporting. The Audit Committee is responsible for aiding the Board in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available. On a quarterly basis, the Audit Committee reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. The members of the audit committee are Michael E. Jones and Collete English Dixon, each of whom is an Independent Trustee. Michael E. Jones serves as the chairman of the Audit Committee. The Board has determined that Michael E. Jones is an “audit committee financial expert” as defined under SEC rules.

Nominating and Corporate Governance Committee

The Board has a Nominating and Corporate Governance Committee that consists of all of the Independent Trustees. The Nominating and Corporate Governance Committee is responsible for selecting, researching, and nominating Trustees for election by the Fund’s shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and the Fund’s management. The Fund’s Nominating and Corporate Governance Committee will consider shareholders’ proposed nominations for Trustees. The members of the Nominating and Corporate Governance Committee are Michael E. Jones, Collete English Dixon and Z. Jamie Behar, each of whom is an Independent Trustee. Z. Jamie Behar serves as the chairman of the Nominating and Corporate Governance Committee.

Fund Committees

Valuation Committee

The Valuation Committee, consisting of personnel from the Investment Adviser whose membership on the Valuation Committee was approved by the Board, values the Fund’s assets in good faith pursuant to the Fund’s valuation policies and procedures that were developed by the Valuation Committee and approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted policies and procedures for determining the fair value of such securities and other assets, and has delegated the responsibility for applying the valuation methods to the Valuation Committee. On a quarterly basis, or more frequently if necessary, the Audit Committee reviews and the Board ratifies the valuation determinations made with respect to the Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2018.

Name of Trustee	Dollar Range of Equity Securities in the Fund (1) (2) (3)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Amy L. Tait	Over $100,000	Over $100,000
Christopher J. Czarnecki	$10,001 – $50,000	$10,001 – $50,000
Z. Jamie Behar	None	None
Collete English Dixon	None	None
Michael E. Jones	$50,001 – $100,000	$50,001 – $100,000

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, or “investment power,” which includes the right to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of beneficial interest shown as beneficially owned by them.
(2)	Broadstone Real Estate, LLC is controlled by a four-person board of managers that currently consists of Amy L. Tait, Christopher J. Czarnecki, and two representatives of Trident BRE. The shares of the Fund’s beneficial interest owned by Broadstone Real Estate, LLC are not included in the table above as shares of beneficial interest beneficially owned by Ms. Tait and Mr. Czarnecki, respectively, and each of Ms. Tait and Mr. Czarnecki disclaim any beneficial ownership of such shares.
(3)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or Over $100,000.

Compensation

Each Independent Trustee receives an annual retainer fee of $25,000 (to be pro-rated for a partial term). We will also pay each Independent Trustee a fee of $1,000 for each meeting of our Board (or committees of our Board) attended, provided that an Independent Trustee will not receive separate meeting fees for attending committee meetings held on the same day that the Independent Trustee received a fee for attending a meeting of our Board. We will also reimburse our Independent Trustees for reasonable and documented out-of-pocket expenses incurred in connection with attending each Board or committee meeting. In addition, the chairman of each of the Audit Committee and the Nominating and Corporate Governance Committee will receive an annual retainer of $5,000.

CODE OF ETHICS

Each of the Fund, the Investment Adviser, the Investment Sub-Adviser, and the Distributor has adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and the Fund has also approved the Investment Adviser’s and Investment Sub-Adviser’s codes of ethics that were adopted by the Investment Adviser and Investment Sub-Adviser under Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. These codes establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are attached as exhibits to the registration statement of which this SAI is a part.

Shareholders may also read and copy these codes of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Shareholders may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the codes of ethics will be available on the EDGAR Database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

Broadstone Real Estate Access Fund

Proxy Voting Policy and Procedures

The Fund has adopted a Proxy Voting Policy (the “Proxy Voting Policy”) used to determine how the Fund votes proxies relating to its portfolio securities. Under the Fund’s Proxy Voting Policy, the Fund has, subject to the oversight of the Fund’s Board, delegated to the Investment Adviser the following duties: (1) to make the proxy voting decisions for the Fund, subject to the exceptions described below; and (2) to assist the Fund in disclosing their respective proxy voting record as required by Rule 30b1-4 under the 1940 Act (the “Proxy Duties”). The Investment Adviser has in turn delegated to the Investment Sub-Adviser the Proxy Duties for the portion of the Fund’s investment portfolio for which the Investment Sub-Adviser has investment discretion.

The Fund’s CCO shall ensure that the Investment Adviser and Investment Sub-Adviser, as applicable, have adopted a Proxy Voting Policy, which it uses to vote proxies for its clients, including the Fund.

A.	General

The Fund believes that the voting of proxies is an important part of portfolio management as it represents an opportunity for shareholders to make their voices heard and to influence the direction of a company. The Fund is committed to voting corporate proxies in the manner that best serves the interests of the Fund’s shareholders.

B.	Delegation to the Investment Advisers

The Fund believes that the Investment Adviser and Investment Sub-Adviser, as applicable, are in the best position to make individual voting decisions for the Fund consistent with this Policy Voting Policy. Therefore, subject to the oversight of the Board, the Investment Adviser and Investment Adviser, as applicable, are hereby delegated the following duties:

(1)	to make the proxy voting decisions for the Fund, in accordance with the Proxy Voting Policy of the Investment Adviser and Investment Sub-Adviser, as applicable, except as provided herein; and

(2)	to assist the Fund in disclosing their respective proxy voting record as required by Rule 30b1-4 under the 1940 Act, including providing the following information for each matter with respect to which the Fund is entitled to vote: (a) information identifying the matter voted on; (b) whether the matter was proposed by the issuer or by a security holder; (c) whether and how the Fund cast its vote; and (d) whether the Fund cast its vote for or against management.

(3)	Annually the Investment Adviser and the Investment Sub-Adviser, as applicable, will provide to the Board a proxy voting report showing all proxies for the year.

The Board, including a majority of the Independent Trustees of the Board, must approve each Proxy Voting and Disclosure Policy of the Investment Adviser and Investment Sub-Adviser, as applicable, (the “Investment Adviser Voting Policy”) as it relates to the Fund. The Board must also approve any material changes to the Investment Adviser Voting Policy no later than six (6) months after adoption by the Investment Adviser and Investment Sub-Adviser, as applicable.

C.	Conflicts

In cases where a matter with respect to which the Fund was entitled to vote presents a conflict between the interest of the Fund’s shareholders, on the one hand, and those of the Investment Adviser or Investment Sub-Adviser, as applicable, or an affiliated person of the Fund, or its Investment Adviser, on the other hand, the Fund shall always vote in the best interest of the Fund’s shareholders. For purposes of this Proxy Voting Policy a vote shall be considered in the best interest of the Fund’s shareholders when a vote is cast consistent with the specific voting policy as set forth in the Investment Adviser Voting Policy, provided such specific voting policy was approved by the Board.

D.	Preparation and Filing of Proxy Voting Record on Form N-PX

Each Fund will annually file its complete proxy voting record with the SEC on Form N-PX.

The Fund’s Administrator will be responsible for oversight and completion of the filing of the Fund’s reports on Form N-PX with the SEC. Each Fund’s Administrator will file Form N-PX for each twelve-month period ended June 30 and the filing for each year will be made with the SEC on or before August 31 of that year.

Adopted: July 10, 2018

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of August 1, 2019, other than an affiliate of the Investment Adviser, three shareholders of record owned 5% or more of the outstanding shares of the Fund.

Control Person Name and Address	Percentage Owned As of August 1, 2019
Broadstone Real Estate, LLC 800 Clinton Square Rochester, NY 14604	45.8%

Principal Shareholder Name and Address	Percentage Owned As of August 1, 2019
Carlstrom Holdings LLC Att.: Kathryn Carlstrom 2150 N 107th Street Suite 220 Seattle, WA 98133	10.03%
Francisco Family II Limited Liability Company 2150 North 107th Street Suite 220 Seattle, WA 98133	10.03%
First Trust Retirement Cust IRA r/o Robert J. Barbato PO Box 219597 Kansas City, MO 64121-9597	5.74%

INVESTMENT ADVISORY AND OTHER SERVICES

The Investment Adviser

The Investment Adviser, located at 800 Clinton Square, Rochester, New York 14604, serves as the Fund’s investment adviser. The Investment Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Investment Adviser is organized as a New York limited liability company. The Investment Adviser will have sole discretion to make all investments but has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Publicly Traded CRE Securities to the Investment Sub-Adviser. See “Risk Factors — Risks Related to Conflicts of Interest.”

Under the general supervision of the Board, the Investment Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and will determine which securities should be purchased, sold or exchanged. In addition, the Investment Adviser will supervise and provide oversight of the Fund’s service providers. The Investment Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Investment Adviser will compensate all of their personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Investment Adviser as compensation under the Investment Advisory Agreement the Management Fee computed at the annual rate of 1.25% of the Fund’s daily NAV.

The Investment Adviser may employ research services and service providers to assist in the Investment Adviser’s market analysis and investment selection.

The Investment Adviser and the Fund have entered into the Expense Limitation Agreement pursuant to which the Investment Adviser has contractually agreed to waive its fees and to defer reimbursement for the ordinary operating expenses of the Fund (including all expenses necessary or appropriate for the operation of the Fund and including the Investment Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that such expenses exceed 1.99% and 1.74% per annum of the Fund’s average daily net assets attributable to Class W and Class I shares, respectively. In consideration of the Investment Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Investment Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. The Expense Limitation Agreement will remain in effect through September 25, 2020. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Investment Adviser. See “Management of the Fund.” After one year from the effective date of the registration statement of which this prospectus is a part, the Expense Limitation Agreement may be renewed at the Investment Adviser’s and Board’s discretion.

The Investment Sub-Adviser

The Investment Adviser has engaged the Investment Sub-Adviser to act as the Fund’s investment sub-adviser. The Investment Sub-Adviser is located at 191 North Wacker Drive, 25th Floor, Chicago, IL 60606, and is registered with the SEC as an investment adviser under the Advisers Act. See “Risk Factors — Risks Related to Conflicts of Interest” in the Prospectus. Any investment sub-adviser chosen by the Investment Adviser will be paid by the Investment Adviser based only on the portion of Fund assets allocated to any such investment sub-adviser by the Investment Adviser. Shareholders do not pay any investment sub-adviser fees.

Conflicts of Interest

The Investment Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Investment Adviser Accounts”). The Fund has no interest in these activities. The Investment Adviser and the investment professionals, who on behalf of the Investment Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Investment Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Investment Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Investment Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Investment Adviser, or by the Investment Adviser for the Investment Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGER

Kate Davis is the Fund’s portfolio manager and is primarily responsibility for management of the Fund’s investment portfolio and has served the Fund in this capacity since it commenced operations in 2018. Because the portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively, “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, affiliates of the Investment Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or they may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, the portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Investment Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The Portfolio Manager receives fixed annual base compensation. She also receives an annual discretionary bonus that varies based upon the achievement of specific goals, which are typically in regard to total firm growth, production of investment ideas/research, as well as delivery of quality client service. Finally, the Portfolio Manager will receive unvested units in Broadstone Real Estate, which will entitle her to participate in Broadstone Real Estate’s quarterly distributions on a pro rata basis.

For a biography of Kate Davis, see “— Portfolio Manager” in the prospectus.

As of December 31, 2018, the Portfolio Manager was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

As of August 1, 2019, the Portfolio Manager had beneficial ownership of 3,752.476 Fund shares.

Distributor

ALPS Distributors, Inc., the Fund’s Distributor, a Colorado corporation located at 1290 Broadway, Suite 1100, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by a portfolio manager who is an employee of the Investment Adviser. The Investment Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Investment Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Investment Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Investment Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Investment Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Investment Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Investment Adviser, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

Affiliated Party Brokerage

The Investment Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Investment Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Investment Adviser places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act, which places limitations on the securities transactions effected through any affiliated broker-dealer. The policy of the Fund with respect to brokerages is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund shares. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a shareholder that holds shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of shares who is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding shares should consult the shareholder’s personal advisors with respect to the purchase, ownership and disposition of shares.

The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund shares.

Taxation of the Fund

The Fund intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and quarterly asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly traded partnerships” (such income, “Qualifying RIC Income”); and the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls (as defined in the Code) and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly traded partnerships.” A “qualified publicly traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Fund’s share of income derived from a partnership other than a “qualified publicly traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund, and the Fund’s interest in assets of a partnership other than a “qualified publicly traded partnership” should be taken into account in applying the asset diversification tests. Accordingly, the activities and assets of any partnerships in which the Fund invests, including Private CRE investment Funds that are classified as partnerships for U.S. federal income tax purposes, will affect the Fund’s ability to satisfy the income and asset diversification tests.

In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each taxable year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to shareholders (including amounts that are reinvested pursuant to the Fund’s dividend reinvestment plan). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to shareholders. If the Fund makes such an election, each shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each shareholder will be entitled to increase the adjusted tax basis of its shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.

As a RIC, the Fund will be subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.

If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. To the extent the Fund invests in entities treated as partnerships for U.S. federal income tax purposes, the Fund will take into account its share of the partnership’s income without regard to the amount, if any, of distributions from the partnership. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to shareholders to meet the distribution requirements described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.

Using cash, or liquidating assets that otherwise are qualifying assets for purposes of the 50% asset test or produce qualifying income for purposes of the 90% income test to generate cash, to fund share repurchases pursuant to the Fund’s repurchase program or to make distributions to satisfy the distribution requirement and avoid income and excise taxes may affect the Fund’s ability to satisfy the income and asset tests and to qualify to be taxed as a RIC.

Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund shareholders, and which will be recognized by Fund shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings and profits for such taxable year, whether or not the corporation makes an actual distribution to the Fund during such tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation. QEF inclusions with respect to PFICs and subpart F inclusions with respect to CFCs will be treated as dividends for purposes of the RIC gross income test to the extent there is a distribution from the PFIC or CFC out of the earnings and profits of the taxable year which are attributable to the inclusions.

The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund shareholder’s tax basis in Fund shares.

Certain of the Fund’s investments may be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.

The remainder of this discussion assumes that the Fund has qualified for and maintained its treatment as a RIC for U.S. federal income tax purposes and has satisfied the distribution requirements described above.

Taxation of Fund Subsidiaries

The Fund may gain exposure to direct investment in real estate through subsidiary that elects to be taxed as a real estate investment trust (“REIT”) (such subsidiary, a “REIT Subsidiary”), the value of the Fund’s interest in which must be limited to no more than 25% of the Fund’s total assets.

Any REIT Subsidiary is expected to distribute all of its taxable income each year to satisfy REIT distribution requirements and avoid income and excise taxes. Because of certain noncash expenses, such as property depreciation, the REIT Subsidiary’s cash flow may exceed its taxable income. The REIT Subsidiary, and in turn the Fund, may distribute this excess cash to shareholders in the form of a return of capital distribution. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to its shareholders, generally are not qualified dividends eligible for the reduced rates of tax. In taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate taxpayers are entitled to a 20% deduction with respect to ordinary REIT dividends. Non-corporate shareholders of the Fund may treat distributions that are designated by the Fund as “Section 199A dividends” like ordinary REIT dividends eligible for the 20% deduction, provided that the shareholders satisfy applicable holding period requirements with respect to their Fund shares.

The REIT Subsidiary will elect to be treated as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT under the Code, the REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. A REIT generally may deduct dividends it distributes to its stockholders and, accordingly, is not subject to entity-level tax on the income and gain it distributes to stockholders. However, even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, a 100% tax on gains from prohibited transactions, generally dealer sales, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. Distributions to the Fund will generally constitute dividend income to the extent of the REIT Subsidiary’s current and accumulated earnings and profits, as calculated for federal income tax purposes.

There can be no assurance that the REIT Subsidiary will establish and maintain qualification as a REIT for federal income tax purposes. Failure to so qualify would cause the REIT Subsidiary to be subject to corporate income tax, reducing distributions from the REIT Subsidiary to the Fund and from the Fund to its shareholders, as well as the net asset value of the Fund. Subject to savings provisions for certain inadvertent failures to satisfy certain requirements noted above, which, in general, are limited to those due to reasonable cause and not willful neglect, it is possible that the REIT Subsidiary will not qualify as a REIT in any given tax year. Even if such savings provisions apply, the REIT Subsidiary may be subject to a monetary sanction or tax of $50,000 or more. If the REIT Subsidiary fails to qualify as a REIT in any taxable year and no savings provision applies, the REIT Subsidiary will be subject to U.S. federal, state and local taxes on its taxable income at regular corporate rates.

Unless entitled to relief under specific statutory provisions, the REIT Subsidiary is not eligible to make a new REIT election prior to the fifth taxable year which begins after the first taxable year for which such failure to qualify is effective. Prior to the close of the first taxable year for which a new REIT election is effective, the REIT Subsidiary must distribute to the Fund all of its earnings and profits accumulated in a non-REIT taxable year and the Fund, in turn, would distribute any such earnings to its shareholders. Additionally, any net built-in gains on the assets held by the REIT Subsidiary at the date the REIT election again becomes effective is subject to corporate level tax if such gain is recognized during the 5-year period following the new REIT election (“net recognized built-in gains”). Net recognized built-in gains include any recognized built-in gains (i.e. the excess of the fair market value of the REIT Subsidiary’s assets over its adjusted tax basis at the time of the REIT election). Such net recognized built-in gains are included in REIT taxable income and/or net capital gains but the amount required to be distributed by the REIT Subsidiary to the Fund, and, in turn, by the Fund to shareholders is reduced by any corporate-level tax paid by the REIT Subsidiary.

A REIT may not be “closely held,” i.e., not more than 50% of the value of the REIT’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals or certain specified entities during the last half of any calendar year (the “50% Test”). Under the Code’s constructive ownership rules, the REIT Subsidiary will be constructively owned by the Fund’s shareholders in proportion to their share ownership in the Fund (based on the value of their Fund shares). Accordingly, whether the REIT Subsidiary is closely held depends upon the ownership of the Fund under the constructive ownership rules.

The Adviser will monitor compliance with the 50% Test by regularly reviewing the beneficial ownership of the REIT Subsidiary’s shares. However, the Adviser may not have the information necessary for it to ascertain with certainty whether or not the REIT Subsidiary satisfies the 50% Test and will not be able to prevent certain transactions that could cause the REIT Subsidiary to fail the 50% Test.

Taxation of U.S. Shareholders

Distributions

Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a shareholder has owned shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. The Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will reduce the shareholder’s tax basis in its shares. To the extent that the amount of any such distribution exceeds the shareholder’s tax basis in its shares, the excess will be treated as gain from a sale or exchange of shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares. Generally, for U.S. federal income tax purposes, a shareholder receiving shares under the dividend reinvestment plan will be treated as having received a distribution equal to the fair market value of such shares on the date the shares are credited to the shareholder’s account.

To the extent distributions in excess of the Fund’s earnings and profits reduce shareholders’ basis in their shares, shareholders may be subject to tax in connection with the sale of Fund shares, even if such shares are sold at a loss relative to the shareholder’s original investment.

Distributions made by the Fund to a corporate shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its shares. Distributions of “qualified dividend income” to an individual or other non-corporate shareholder will be treated as “qualified dividend income” to such shareholder and generally will be taxed at long-term capital gain rates, provided the shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. There are no assurances that any particular portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”

If a person acquires shares shortly before the record date of a distribution, the price of the shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of the person’s investment in such shares.

Distributions paid by the Fund generally will be treated as received by a shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by shareholders on December 31 of the calendar year in which the distribution was declared.

Shareholders will be notified annually, as promptly as practicable after the end of each calendar year, as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a report as to the NAV of those shares.

Sale or Exchange of Shares

The repurchase or transfer of shares may result in a taxable gain or loss to the tendering shareholder. Different tax consequences may apply for tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering shareholders. On the other hand, shareholders holding shares as capital assets who tender all of their shares (including shares deemed owned by shareholders under constructive ownership rules) will be treated as having sold their shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the shares and the shareholder’s adjusted tax basis in the relevant shares. Such gain or loss generally will be a long-term capital gain or loss if the shareholder has held such shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.

Losses realized by a shareholder on the sale or exchange of shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such shares. In addition, no loss will be allowed on a sale or other disposition of shares if the shareholder acquires (including through reinvestment of distributions or otherwise) shares, or enters into a contract or option to acquire shares, within 30 days before or after any disposition of such shares at a loss. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

In general, U.S. Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the 21% corporate income tax rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain dividends received from the Fund and net gains from redemptions or other taxable dispositions of shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

The Fund (or if a U.S. Shareholder holds shares through an intermediary, such intermediary) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

Under U.S. Treasury regulations, if a shareholder recognizes losses with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Reporting of adjusted cost basis information to the IRS and to taxpayers is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on shares and the proceeds from a sale or other disposition of shares. A shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate shareholders and certain other shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Non-U.S. Shareholders

Whether an investment in the Fund is appropriate for a non-U.S. shareholder (i.e., a shareholder that is not a U.S. shareholder or a partnership or entity treated as a partnership for U.S. federal income tax purposes) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisors before investing in shares.

The U.S. federal income taxation of a non-U.S. shareholder depends on whether the income that the shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income that a non-U.S. shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. shareholder, distributions of “investment company taxable income” will generally be subject to a 30% U.S. federal withholding tax (or a lower rate provided under an applicable treaty).

A non-U.S. shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the repurchase, sale or exchange of shares (provided that gains with respect to repurchases are not recharacterized as dividends). If, however, such a non-U.S. shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of shares will be subject to a 30% U.S. federal income tax.

Furthermore, properly reported distributions by the Fund and received by non-U.S. shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the shares by a non-U.S. shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.

The statements in the previous paragraphs assume that the Fund’s distributions (or deemed distributions) are not attributable to gain from Fund dispositions of “U.S. real property interests” (“USRPIs”) and that the Fund is not a “U.S. real property holding company” (“USRPHC”). The Fund expects to hold USRPIs and may be a USRPHC. Interests, other than solely as a creditor, in U.S. real property and stock of USRPHCs generally are USRPIs. A U.S. corporation (including a RIC or a REIT) is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the fair market value of its USRPIs, interests in foreign real property and other trade or business assets, and stock of such a corporation is a USRPI unless an exception applies. If distributions (including repurchases) to a non-U.S. shareholder are attributable to gain from Fund dispositions of USRPIs and the Fund would be a USRPHC, such distributions will be subject to a 21% withholding tax and will be treated as “effectively connected income” that must be reported on U.S. federal income tax returns and is subject to U.S. federal income tax at the graduated rates applicable to, U.S. persons. If such a non-U.S. shareholder is a corporation, it may also be subject to the U.S. branch profits tax. Similarly, if the Fund is a USRPHC, shares would be USRPIs, gains from the disposition of which are treated as effectively connected income, unless the Fund is “domestically controlled.” The Fund will be domestically controlled for this purposes if throughout the applicable testing period, less than 50% (by value) of the Fund has been directly or indirectly owned by non-U.S. persons.

A non-U.S. shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.

If the Fund elects to retain net capital gains and deem them to have been distributed to shareholders, a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed (or the amount by which the tax the Fund pays on the capital gains deemed to have been distributed the tax owed by the non-U.S. shareholder in the case of retained capital gains attributable to dispositions of USRPIs). To obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. shareholder would not otherwise be required to obtain a taxpayer identification number or file a federal income tax return.

Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at the applicable rate) on payments of taxable dividends and, effective January 1, 2019, on sale or repurchase proceeds (and certain capital gain dividends) made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.

Other Taxes

Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in shares may have tax consequences for shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

THE SUMMARY OF FEDERAL TAX CONSIDERATIONS SET FORTH ABOVE IS NOT INTENDED TO BE A COMPLETE SUMMARY OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND. EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE TAX CONSIDERATIONS OF AN INVESTMENT IN THE FUND.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Transfer Agent

DST Systems, Inc., located at 430 West 7th Street, Kansas City, MO 61405-1407, serves as Transfer Agent pursuant to a transfer agency agreement between it and the Fund.

Legal Counsel

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, Ohio 43215, acts as counsel to the Fund.

Custodian

UMB Bank, N.A. serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 928 Grand Blvd., 5th Floor, Kansas City, Missouri 64106.

EXPERTS

Deloitte & Touche LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Deloitte & Touche LLP is located at 910 Bausch & Lomb Place, Rochester, NY 14604.

The statements included in the prospectus under the caption “Determination of Net Asset Value” relating to the role of the independent valuation advisor have been reviewed by RERC, an independent valuation expert, and are included in this prospectus given the authority of such firm as experts in property valuations and appraisals.

FINANCIAL STATEMENTS

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of

Broadstone Real Estate Access Fund:

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Broadstone Real Estate Access Fund (the “Fund”) as of September 30, 2018, and the related statement of operations for the period from May 25, 2018 (Date of Organization) to September 30, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of September 30, 2018, and the results of its operations for the period from May 25, 2018 (Date of Organization) to September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Rochester, New York

August 8, 2019

We have served as the auditor of one or more investment companies within the group since 2017.

Broadstone Real Estate Access Fund

 Statement of Assets and Liabilities

September 30, 2018

ASSETS
Cash	$100,282
Deferred Offering Costs	$395,442
Total assets	$495,724

LIABILITIES
Accounts Payable	$114,253
Payable to Adviser for Offering Costs	$281,471
Total liabilities	$395,724

NET ASSETS	$100,000

At September 30, 2018 the components of net assets were as follows:
Paid-in-capital	$100,000
Shares of beneficial interest outstanding	10,000
Net asset value, offering and redemption price per share	$10.00

See accompanying notes which are an integral part of the financial statements.

Broadstone Real Estate Access Fund

Statement of Operations

 For the Period from May 25, 2018 (Date of Organization) through September 30, 2018

INVESTMENT INCOME	$282

EXPENSES
Organizational Expenses	$128,417
Less: Reimbursement from Adviser (Note 3)	$(128,135)

NET EXPENSES	$282
NET INVESTMENT INCOME	$-

Broadstone Real Estate Access Fund

Notes to Financial Statements

For the Period from May 25, 2018 (Date of Organization) through September 30, 2018

Note 1 — Organization and Registration

The Broadstone Real Estate Access Fund (the “Fund”) is registered under the Investment Company Act of 1940 (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund’s investment adviser is Broadstone Asset Management, LLC (the “Adviser”). Pending the effectiveness of its registration statement on file with the U.S. Securities and Exchange Commission, the Fund intends to engage in a continuous offering of shares and operate as an interval fund that will offer to make quarterly repurchases of shares at net asset value (“NAV”). The Fund intends to offer Class W and Class I shares (collectively, the “Shares”) for sale through its Distributor (as defined below) at then-current NAV. The price of the Shares will fluctuate over time with the NAV of the Shares.

The Fund’s investment objective is to generate a return comprised of both current income and long-term capital appreciation with low-to-moderate volatility and low correlation to the broader markets. Under normal circumstances, the Fund intends to invest at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a portfolio of institutional quality real estate and real estate-related investments, which will be comprised of the following primary asset classes: (i) commercial real estate (“CRE”) investments in commercial real estate properties (“Direct Real Estate Investments”), (ii) private equity real estate investment funds, including private equity and unregistered investment funds that principally invest, directly or indirectly, in real estate and real estate-related investments through entities that may qualify as a real estate investment trusts (“REIT”) for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”) (“Private CRE Investment Funds”), (iii) commercial real estate-related securities, including those of publicly traded REITs, commercial mortgage-backed securities (“CMBS”), real estate operating companies (“REOCs”) and exchange-traded funds (“ETFs”) (“Publicly Traded CRE Securities”), and (iv) commercial real estate debt (“CRE Debt Investments”).

The Fund was organized as a statutory trust on May 25, 2018 and under the laws of the State of Delaware (“Date of Organization”). The Fund had no operations from the Date of Organization through September 30, 2018, other than those relating to organizational matters and the registration of its shares under applicable securities laws. The Adviser purchased 10,000 Class I shares at $10.00 per share on July 5, 2018. The Fund is authorized to issue an unlimited number of shares.

Note 2 — Significant Accounting Policies

Basis of Presentation

The Fund’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are stated in U.S. dollars. The Fund is an Investment Company under GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board Accounting Standards Codification Topic 946.

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Organizational and Offering Costs

The Fund’s organizational costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs are expensed as incurred by the Fund and will be paid by the Adviser on behalf of the Fund.

The Fund’s initial offering costs include, among other things, legal fees pertaining to Shares offered for sale and SEC and state registration fees. Any offering costs paid by the Adviser on behalf of the Fund will be recorded as a Payable for offering costs in the Statement of Assets and Liabilities and will be accounted for as a deferred charge until commencement of operations. Thereafter, these initial offering costs will be amortized over 12 months on a straight-line basis. Ongoing offering costs will be expensed as incurred.

All organizational and offering costs of the Fund have been advanced by the Adviser shall be subject to recoupment as described in Note 3.

Federal Income Taxes

The Fund intends to qualify as a regulated investment company under Subchapter M of the Code, and, if so qualified, will not be subject to Federal income tax on taxable income (including realized capital gains) that is distributed to shareholders on a timely basis.

Distributions to Shareholders

Although the Fund cannot state with certainty when distributions will commence, once the Fund’s initial distribution has been made, the Fund intends to make a dividend distribution each quarter to its shareholders of the net investment income of the Fund after payment of Fund operating expenses. Distributions to shareholders will be recorded on the ex-dividend date. The character of income and gains to be distributed will be determined in accordance with income tax regulations, which may differ from GAAP. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). The distribution rate may be modified by the board of trustees (“Board”) from time to time. The Board reserves the right to change or suspend the quarterly distribution policy from time to time.

Repurchase Offers

The Fund is a specific category of closed-end fund commonly referred to as an “interval fund” and, as such, has adopted a fundamental policy requiring it to make quarterly repurchase offers, at the then current net asset value (which may vary between classes of shares), of no less than 5% and no more than 25% of the Fund’s shares outstanding, as determined by the Fund’s Board. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases.

Indemnification

The Fund indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties which provide general indemnities. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

Note 3 — Investment Advisory and Other Agreements

Advisory Fees – Pursuant to an investment advisory agreement with the Fund, (the “Advisory Agreement”), investment advisory services are provided to the Fund by the Adviser. Under the terms of the Advisory Agreement, the Advisor receives monthly fees calculated at an annual rate of 1.25% of the average daily net assets of the Fund. The advisory fee is paid on a monthly basis.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) pursuant to which the Adviser has contractually agreed to waive its fees and to defer reimbursement for the ordinary operating expenses of the Fund (including all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement, any other expenses described in the Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that such expenses exceed 1.99% and 1.74% per annum of the Fund’s average daily net assets attributable to Class W and Class I shares, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. The Expense Limitation Agreement will remain in effect through September 25, 2020.

Sub-advisory services were provided to the Fund pursuant to agreements between the Adviser and Heitman Real Estate Securities, LLC (the “Sub-Adviser” or “Heitman”). Under the terms of the sub-advisory agreements, the Sub-Adviser compensates the Adviser based on the Fund’s assets allocated to the Sub-Adviser.

ALPS Distributors, Inc. (the “Distributor”) serves as the Fund’s distributor. The Distributor acts as an agent for the Fund and the distributor of its shares. Class W shares will pay to the distributor a shareholder servicing fee that will accrue at an annual rate of up to 0.25% of the Fund’s average daily net assets attributable to Class W shares and is payable on a monthly basis. Class I shares are not subject to a shareholder servicing fee. The shareholder servicing fee may be used to compensate financial intermediaries for providing ongoing shareholder services.

DST Systems, Inc. (“DST”), the parent company of the Distributor, serves as the Transfer Agent to the Fund. Under the Transfer Agency Agreement, DST is responsible for maintaining all shareholder records of the Fund. As of September 30, 2018, Broadstone Real Estate is the sole shareholder of the Fund.

Note 4 — Subsequent Events

Subsequent events after the date of the Statement of Assets and Liabilities have been evaluated through the date the financial statements were issued.

Prior to the commencement of operations, the Adviser contributed $9.9 million to the Fund in exchange for 980,000 Class I shares at $10.00 per share and 10,000 Class W shares at $10.00 per share. On October 5, 2018, the Fund’s Registration Statement on Form N-2 (Securities Act File No. 333-226108, Investment Company Act File No. 811-23360) was declared effective and the Fund commenced operations. Subsequent to the commencement of operations, the Adviser contributed an additional $1 million to the Fund on October 16, 2018 in exchange for 100,300 Class I shares at $9.97 per share and on October 31, 2018 an additional $9 million in exchange for 903,614 Class I shares at $9.96 per share.

From October 5, 2018 through August 8, 2019, the Fund has raised additional capital from investors of approximately $24.7 million through the sale of 2,380,876 Class I shares and 7,479 Class W shares to investors.

Through August 8, 2019, the Fund’s Board of Trustees declared and paid the following distributions:

Dividend Per Share		Record Date	Payable Date
Class I	Class W
$0.12500	$0.11875	12/26/2018	12/31/2018
$0.15000	$0.14350	3/21/2019	3/29/2019
$0.14000	$0.14000	6/20/2019	6/28/2019

The Fund completed a quarterly repurchase offer on May 1, 2019, which resulted in 35,324 of Fund shares being repurchased for $375,141.

The Fund completed a quarterly repurchase offer on July 17, 2019, which resulted in 3,662 of Fund shares being repurchased for $39,136.

The Fund has a secured revolving bank line of credit through BNP Paribas Prime Brokerage International, Ltd. (the “Bank”) for the purpose of investment purchases subject to the limitations of the 1940 Act for borrowings. Borrowings under this arrangement bear interest at the Bank’s 1 month LIBOR plus 1.25 basis points at the time of borrowing. From October 5, 2018 through August 8, 2019, the Fund has incurred borrowings of approximately $23 million and made repayments of approximately $11 million with an average interest rate of 3.67%.

Management has determined that there were no other subsequent events to report through the date of issuance of these financial statements.

APPENDIX A:

INVESTMENT ADVISER PROXY VOTING POLICIES AND PROCEDURES

Background

An investment adviser has a duty of care and loyalty to its clients with respect to monitoring corporate events and exercising proxy authority in the best interests of such clients. Broadstone Asset Management, LLC (“Broadstone”) will adhere to Rule 206(4)-6 of the Advisers Act and all other applicable laws and regulations in regard to the voting of proxies.

Policies and Procedures

Broadstone does not have authority to vote proxies relating to Client securities held by Broadstone Net Lease, Inc. and Broadtree Residential, Inc. In the future, prior to accepting authority to vote such Client securities, Broadstone will adopt and implement policies and procedures in compliance with Rule 206(4)-6 of the Investment Advisers Act of 1940.

Broadstone does have authority to make proxy voting decisions relating to securities held by Broadstone Real Estate Access Fund (the “Fund”), subject to certain exceptions, and Broadstone has the duty to assist the Fund in disclosing their respective proxy voting record as required by Rule 30b1-4 under the Investment Company Act of 1940, including providing the following information for each matter with respect to which the Fund is entitled to vote: (a) information identifying the matter voted on; (b) whether the matter was proposed by the issuer or by a security holder; (c) whether and how the Fund cast its vote; and (d) whether the Fund cast its vote for or against management.

Broadstone has in turn delegated to an investment sub-adviser the proxy voting and disclosure duties for the portion of the Fund’s investment portfolio for which the investment sub-adviser was granted investment discretion (i.e. Publicly Traded CRE Securities).

In cases where a matter with respect to which the Fund was entitled to vote presents a conflict between the interest of the Fund’s shareholders, on the one hand, and those of Broadstone or an investment sub-adviser, as applicable, or an affiliated person of the Fund, or its investment adviser, on the other hand, the Fund shall always vote in the best interest of its shareholders.

Annually, Broadstone and any investment sub-adviser to whom Broadstone has delegated proxy voting and disclosure duties, as applicable, will provide to the Board a proxy voting report showing all proxies for the year. The Fund will annually file its complete proxy voting record with the SEC on Form N-PX. ALPS Fund Services, Inc. (“ALPS”), as the Fund’s Administrator will be responsible for oversight and completion of the filing of the Fund’s reports on Form N-PX with the SEC. ALPS will file Form N-PX for each twelve-month period ended June 30 and the filing for each year will be made with the SEC on or before August 31 of that year.

APPENDIX B:

INVESTMENT SUB-ADVISER’S PROXY VOTING POLICIES AND PROCEDURES

Application: Public Securities investment adviser that is registered under the Investment Advisers Act of 1940 (“Heitman” or “the firm”)

Heitman provides investment advisory services to their clients, some of which are separate account mandates and some of which are commingled investment schemes, with respect to publicly traded real estate securities. It is Heitman’s general policy that with respect to all clients where Heitman has authority to vote proxies, such proxies will always be voted, or not voted, in the best interest of such clients.

Heitman utilizes the services of one or more independent unaffiliated proxy firms, which are responsible for: notifying the applicable Heitman adviser in advance of the shareholder meeting at which the proxies will be voted; providing the appropriate proxies to be voted; providing independent research on corporate governance, proxy and corporate responsibility issues; recommending actions with respect to proxies which are always deemed by the applicable proxy firm to be in the best interests of the shareholders; and maintaining records of proxy statements received and votes cast.

Heitman considers each corporate proxy statement on a case-by-case basis, and may vote a proxy in a manner different from that recommended by the applicable proxy firm when deemed appropriate. There may also be occasions when Heitman determines, contrary to the proxy firm recommendation, that not voting such proxy may be in the best interest of clients, such as: (i) when the cost of voting such proxy exceeds the expected benefit to the client, or (ii) if the applicable Heitman adviser is required to re-register shares of a company in order to vote a proxy and that re-registration process imposes trading and transfer restrictions on the shares, commonly referred to as “blocking.”

Heitman generally votes with the recommendations from the proxy firm unless a client investment management agreement has a different requirement or the Proxy Committee, as described in the next paragraph, rejects the recommendation.

Heitman has established a Proxy Policies and Procedures Oversight Committee (the “Proxy Committee”), consisting of: (i) a Public Securities Lead Portfolio Manager (“PM”), (ii) the Chief Legal Officer of Heitman LLC, or if the Chief Legal Officer is unavailable, a reserve designee as may be appointed by Heitman from time to time, and (iii) Heitman LLC’s Non-Executive Chairman. The Public Securities Lead PM that is appointed to the Proxy Committee will be from a Heitman adviser other than the Heitman adviser that proposed rejecting the recommendation. The Proxy Committee is responsible for reviewing and addressing any instance where a PM determines that a proxy firm recommendation is not in the best interest of clients and wants to vote a proxy in a manner inconsistent with the recommendation of the proxy firm, this Policy or identifies actual or perceived potential conflicts of interests in the context of voting proxies.

As a general rule, a representative of the Heitman Operations group (“Operations”) processes all proxies which any Heitman adviser is entitled to vote. The proxy voting policy is as follows:

I.	Operations prints a Proxy Analysis Report containing a compilation of “FOR”, “AGAINST”, “ABSTAIN”, and “WITHHOLD” recommendations received from the applicable proxy firm with respect to the issues on a particular proxy;

II.	Operations sends the Proxy Analysis Report to the PM who is responsible for review of the company conducting the proxy;

III.	In reviewing the recommendations to determine how to respond to the proxy in the best interest of clients, the PM may consider information from various sources including, without limitation, another Heitman PM or research analyst, management personnel of the company conducting the proxy and shareholder groups, as well as the possibility of any actual or perceived potential conflicts of interest between the applicable Heitman adviser and any of its clients with respect to such proxy;

IV.	The PM returns the Proxy Analysis Report to Operations indicating his or her voting recommendation for the proxy, as well as a description and explanation of any actual or perceived potential conflicts of interest between the applicable Heitman adviser and its clients with respect. If a PM recommends responding to a particular proxy contrary to the proxy firm recommendation or perceives an actual or potential conflict of interest, the exception is noted and set aside for consideration by the Proxy Committee;

V.	Operations compiles all exceptions and forwards such exceptions promptly to the members of the Proxy Committee, selecting an appropriate Public Securities Lead PM. The Proxy Committee convenes to review the exceptions;

VI.	Proxy Committee meetings may be conducted in person, via teleconference, videoconference or via e-mail. Regardless of the manner in which the Proxy Committee meeting has been conducted, Operations will participate and will document the decisions of the Proxy Committee (a “Proxy Committee Report”);

VII.	In instances where suspected conflicts of interest have been identified, the Proxy Committee will evaluate whether an actual or potential material conflict of interests exists and, if so, how it should be addressed in voting or not voting the particular proxy. In such cases, the Proxy Committee may decide (1) to independently determine that no material conflict of interest exists or will likely potentially exist, (2) to respond to such proxy in strict accordance with the recommendations of the proxy firm or (3) to take another course of action that, in the opinion of the Proxy Committee, adequately addresses the conflict of interests issue.

VIII.	At or following the Proxy Committee meeting, the Proxy Committee may confirm or overturn, in any case, either in whole or in part, any recommendations made by the PM. The vote of a majority of the Proxy Committee shall be required to confirm any recommendations by the PM to vote any proxy contrary to the proxy firm recommendation as to how to vote that issue;

IX.	In cases other than those requiring a Proxy Committee meeting, Operations will respond to the proxy in accordance with the recommendations of the proxy firm except in instances where a client has advised a Heitman in writing that particular proxies or proxies of a certain type should be responded to in a particular fashion, in which circumstance Operations will respond to the proxy in question in accordance with such advice; and

X.	Upon request from any member of the Proxy Committee, Operations will prepare a Proxy Voting Summary for the Proxy Committee containing all of the proxy firm’s proxy vote recommendations that were overridden during the period requested and also highlighting any proxy issues that were identified as presenting actual and potential conflicts of interest and how they were addressed.

XI.	The Operations Department is responsible for reporting to clients on its proxy voting activity according to the terms of the clients’ Investment Management Agreements. The Operations Department is also responsible for submitting proxy voting information to each mutual fund client, assisting with the preparation of Form N-PX and reviewing a draft of Form N-PX for accuracy, prior to filing by the mutual fund client.

The following proxy materials and records will be maintained by Operations for a period of five years in an easily accessible place, the first two years in Heitman’s Chicago office:

I.	These policies and procedures, and any amendments thereto;

II.	Each proxy statement (maintained on the proxy firm’s website);

III.	Proxy Analysis Report (maintained on the proxy firm’s website);

IV.	Record of each vote cast and each abstention (maintained on the proxy firm’s website);

V.	Documentation, if any, created or presented to the Proxy Committee, and Proxy Committee Reports which were material to making a decision on how to respond to any proxy, and memorializing the basis for that decision;

VI.	Any other reports or memorializations prepared according to the above procedures; and

VII.	Each written client request for information and a copy of any written response by any Heitman to a client’s written or oral request for information.

Clients may request a copy of these policies and procedures and/or a report on how their individual securities were voted by calling the Heitman Chief Compliance Officer at +1-312-855-5700. The report will be provided free of charge.

BROADSTONE REAL ESTATE ACCESS FUND

PART C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

Financial Statements

Part A:	None.

Part B:	Financial statements included in the Statement of Additional Information including the Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Statement of Operations, and Notes to Financial Statements.

Exhibits

(a)(1)	Certificate of Trust(1)

(a)(2)	Agreement and Declaration of Trust(1)

(b)	Bylaws of Registrant(1)

(c)	Not applicable

(d)(1)	Multiple Class Plan(1)

(d)(2)	Form of Investor Subscription Agreement(1)

(e)	Not applicable

(f)	Not applicable

(g)(1)	Investment Advisory Agreement(4)

(g)(2)	SubAdvisory Agreement with Heitman Real Estate Securities LLC(4)

(h)(1)	Distribution Agreement(4)

(h)(2)	Shareholder Services Plan(4)

(h)(3)	Form of Broker Dealer Selling Agreement(1)

(i)	Not applicable

(j)(1)	Custody Agreement(1)

(j)(2)	Rule 17f-5 Delegation Agreement(1)

(k)(1)	Administration, Bookkeeping and Pricing Services Agreement(4)

(k)(2)	Operating Expenses Limitation Agreement(4)

(k)(3)	Agency Agreement(4)

(k)(4)	Chief Compliance Officer Services Agreement(4)

(k)(5)	Form of Special Custody and Pledge Agreement(1)

(k)(6)	Form of U.S. PB Agreement(1)

(l)	Opinion and consent of Thompson Hine LLP (4)

(m)	Not applicable

(n)(1)	Consent of Registrant’s independent registered public accounting firm(4)

(n)(2)	Consent of Registrant’s independent valuation firm(4)

(o)	Not applicable

(p)	Seed Capital Investment Agreement(1)

(r)(1)	Code of Ethics of the Registrant(1)

(r)(2)	Code of Ethics of the Investment Adviser(1)

(r)(3)	Code of Ethics of the Investment Sub-Adviser(3)

(r)(4)	Code of Ethics of Principal Underwriter (1)

(s)	Powers of Attorney and certified resolutions authorizing the same(2)

(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (Securities Act File No. 333-226108; Investment Company Act File No. 811-23360) filed with the SEC on July 10, 2018, and incorporated by reference herein.
(2)	Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Securities Act File No. 333-226108; Investment Company Act File No. 811-23360) filed with the SEC on August 17, 2018, and incorporated by reference herein.
(3)

Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Securities Act File No. 33-226108; Investment Company Act File No. 811-23360) filed with the SEC on September 24, 2018, and incorporated by reference herein.

(4)	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the sale and distribution of the securities described in this registration statement.

Securities and Exchange Commission Fees	$124,500
Blue Sky Fees	$16,252
Accounting Fees and Expenses	$9,000
Legal Fees and Expenses	$172,258
Printing and Postage Expenses	$46,534
Miscellaneous Fees and Expenses	$26,898

Total:	$395,442

Item 28.	Persons Controlled by or Under Common Control with Registrant

As of August 1, 2019, Broadstone Real Estate owns shares of the Registrant, representing 45.8% of the beneficial interests outstanding. However, it is expected that the ongoing offering of the Fund’s shares to the public will continue to dilute Broadstone Real Estate’s control until such time as the Fund is controlled by its unaffiliated shareholders.

As of August 1, 2019:

% of Voting Securities owned
Registrant	45.8%

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of August 1, 2019 of each class of securities of the Fund.

Title of Class	Number of Record Holders
Class W Shares of Beneficial Interest	11
Class I Shares of Beneficial Interest	429

Item 30.	Indemnification

Reference is made to Article VIII Sections 2 through 4, of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”) which is incorporated by reference herein.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser of the Registrant, and each member, director, executive officer, or partner of any such registered investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part B of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the registered investment adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-107120), and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Sub-Adviser of the Registrant, and each member, director, executive officer, or partner of any such registered investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part B of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the registered investment adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-107120), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

ALPS Fund Services, Inc. and ALPS Distributors, Inc., the Fund’s administrator and distributor, respectively, maintain certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1100, Denver, Colorado 80203. UMB Bank, N.A., the Fund’s custodian, maintains certain required accounting related and financial books and records of the Registrant at 928 Grand Blvd., 5th Floor, Kansas City, Missouri 64106. The other required books and records are maintained by the Investment Adviser at 800 Clinton Square, Rochester, NY 14604.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1)	Registrant hereby undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the NAV declines more than ten percent from its NAV as of the effective date of the registration statement or (2) the NAV increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Not applicable.

(4)	Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser

(f)	Registrant hereby undertakes: To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of Registrant are trading below its NAV and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading

(5)	Registrant hereby undertakes that:

(a)	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this amendment to its Registration Statement meets all of the requirements for effectiveness under rule 486(b) under the Securities Act of 1933 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 8th day of August, 2019.

Broadstone Real Estate Access Fund

By:	/s/ Christopher J. Czarnecki
Christopher J. Czarnecki
Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ Christopher J. Czarnecki Christopher J. Czarnecki	Chief Executive Officer and Trustee	August 8, 2019

/s/ Amy L. Tait Amy L. Tait	Trustee	August 8, 2019

/s/ Z. Jamie Behar Z. Jamie Behar	Trustee	August 8, 2019

/s/ Collete English Dixon Collete English Dixon	Trustee	August 8, 2019

/s/ Michael E. Jones Michael E. Jones	Trustee	August 8, 2019

/s/ Ryan M. Albano Ryan M. Albano	Chief Financial Officer	August 8, 2019